Exhibit 99.1

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022, AND 2021

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada. Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú T: +51 (1) 211 6500, F: +51 (1) 211-6565 www.pwc.pe

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022, AND 2021

CONTENTS	Pages

Independent auditor’s report	1 - 8

Consolidated statement of financial position	9

Consolidated statement of income	10 - 11

Consolidated statement of comprehensive income	12

Consolidated statement of changes in net equity	13 -14

Consolidated statement of cash flows	15 - 18

Notes to the consolidated financial statements	19 - 189

US$, U.S. dollar	= United States dollar
S/	= Sol
Bs	= Boliviano
$	= Colombian peso
¥	= Yen

(A free translation of the original in Spanish)

Independent auditor’s report

To the Shareholders

Credicorp Ltd. and subsidiaries

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and subsidiaries (the Group) as of December 31, 2022, and their consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

-	the consolidated statement of financial position as of December 31, 2022;
-	the consolidated statement of income for the year then ended;
-	the consolidated statement of comprehensive income for the year then ended;
-	the consolidated statement of changes in net equity for the year then ended;
-	the consolidated statement of cash flows for the year then ended; and
-	the notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for our opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics.

Our audit approach

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Misstatements may arise due to error or fraud. These are considered material if, individually or in the aggregate, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada. Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú T: +51 (1) 211 6500, F: +51 (1) 211-6550 www.pwc.pe

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada e independiente que no actúa en nombre de PwCIL ni de cualquier otra firma miembro de la red. Inscrita en la Partida No. 11028527, Registro de Personas Jurídicas de Lima y Callao

The scope of our audit and the nature, timing and extent of our procedures were determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We performed our audit procedures based on the legal entities considered financially significant relative to the Group, with a combination of full scope audits and certain audit procedures to achieve the desired level of audit evidence at a consolidated level.

Key Audit Matters are those which, in our professional judgment, were the most significant in our audit of the consolidated financial statements of the current period:

●	Information technology environment (IT);
●	Provision for credit losses on loan portfolio; and
●	Valuation of the mathematical reserves of annuities.

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered situations where management has made critical judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement in the financial statements due to fraud.

How we designed the scope of our audit of the Group

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industries in which the Group operates.

To establish the general approach for the Group audit, we determined the type of work that is required to be performed on the components of the Group, based mainly on individual legal entities. In this sense, we consider Banco de Crédito del Perú S.A., Mibanco, Banco de la Microempresa S.A., and Pacífico Compañía de Seguros y Reaseguros S.A. as significant components, due to the amounts they contribute to the consolidated financial statements and the risks involved in the constitution of provisions. Additionally, we have considered the individual audit work performed in each subsidiary.

The audit of the subsidiaries includes audit work performed in other countries, such as Panamá, Chile, Colombia, and Bolivia. For those components, we determined the level of audit work that would need to be performed in auditing those entities to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our audit opinion on the consolidated financial statements as a whole. This includes regular communications of the components auditors during the entire year, the issue of audit instructions, monitoring of component auditors’ work and our review of the results of their main audit procedures including the nature, timing and extent of the work that may impact our audit opinion.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon. However, we do not provide a separate opinion on these matters.

Key Audit Matters	How our audit addressed the key audit matter
Information technology environment (IT)

The Group is highly dependent on its technological structure for the processing of its business operations, as well as for the preparation and fair presentation of its consolidated financial statements, which makes us consider the IT environment as a key audit matter.

Technology is key in the evolution of the businesses of the Group, with significant investments in the IT environment, information security and cybersecurity.

The Group has a technological infrastructure to support its business activities, as well as continuous improvement plans, maintenance of access management, changes in systems and applications, development of new programs and automated controls in relevant business processes. The controls to authorize, control, restrict and withdraw access to the systems and the change management programs are important to mitigate the potential risk of fraud or error based on misuse or improper changes in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an integrated information technology structure with different processes and segregated controls. In addition, at present it is continuously changing due to digital transformation and changes of the structural, functional, and third-party support levels. This situation increases the risks related to information security and cybersecurity.

The lack of a proper general IT control environment and the dependent controls could impact the capacity for processing and preparation of the consolidated financial statements.

Considering the above, this is a key audit matter.

With the participation of systems audit specialists, we evaluate the design and test operational effectiveness of general IT controls. We reviewed the IT governance framework of the Group and key controls over program and data access management, program development and changes, and IT operations. We evaluated the mechanisms implemented by the Group to respond to possible cybersecurity events and segregation of duties, including compensatory controls, if necessary.

The IT environment and controls defined by Management, together with the tests of key controls, including compensatory controls, that we have reviewed and the substantive tests that we have performed, provide us with a reasonable basis to trust in the completeness and reliability of the information generated for the preparation of the Group consolidated financial statements. We have also reviewed the existence of technology risk mitigation mechanisms and containment of cyber-attacks, preventive measures to ensure the continuous operation of its security and access controls, awareness campaigns for personnel regarding information security, management of identities and access, among others, that contribute to mitigating cybersecurity risks.

Key Audit Matters	How our audit addressed the key audit matter
Provision for credit losses on loan portfolio (Notes 3 f; 3 i; 7 and 34.1 to the consolidated financial statements)

The amount recognized as provisions for credit losses is S/8,531 million as of December 31, 2022.

Provisions for credit losses, calculated under the parameters required by International Financial Reporting Standard 9 "Financial Instruments" (hereinafter IFRS 9), are estimated at each reporting date using a three-stage model of expected credit losses based on the deterioration of the credit quality since origination. Expected credit loss is estimated based on the probability of default (PD) at 12 months or over the PD throughout the lifetime of the loan, the loss-given default (LGD), and the exposure at default (EAD), with the inclusion of forward-looking information comprising reasonable projections of future events and economic conditions that may have an impact on expected credit losses.

In order to estimate the expected credit losses, Management has developed specific methodologies with a series of assumptions that involve judgment, among which is:

●    Prospective information, which include projections of multiple scenarios using macroeconomic variables that differ between portfolios, as well as scenario weights;

●    The probability of default, which uses information on payment behavior, as well as rating and scoring models;

●    The loss given by default, which uses information on credit recoveries and related costs, including the fair value of guarantees;

●    Quantitative and qualitative criteria for changes in stages 3, according to the credit risk level, which includes the individual review performed on wholesale banking portfolio to include them in stage 3 when there is objective evidence of impairment and;

●    The provision under an individual analysis for wholesale banking customers in stage 3, through the estimate of expected cash flows based on the financial position and/or the guarantees granted by them.

We obtained an understanding of the credit risk process developed by the Group for the analysis, estimation, and disclosure of the qualitative and quantitative aspects of IFRS 9. In addition, with the participation of our credit-risk specialists, we performed audit procedures related to compliance with the standard requirements.

Our work has been focused on evaluating and testing the design and operating effectiveness of key controls over the data, assumptions, models and calculations of the provision for credit loss. These key controls, among others, were established to:

●    Validate the completeness and accuracy of the database and the auxiliary systems, including the monitoring of the valuation of the guarantees and the assignment of the ratings related to the Wholesaler banking portfolio;

●    Individual review performed on Wholesale banking portfolio through their financial statements analysis, behavioral information and guarantees to determine their recovery cash flows and credit risk;

●    Review the proper implementation and monitoring of the models used to estimate the PD, LGD, EAD, scores and rating, as well as the different assumptions, including the prospective information used in the models;

●    Review the accuracy of the result of the provision calculation;

●    Review the preparation and disclosure of the notes to the consolidated financial statements.

In addition, with the support of our systems audit specialists, we tested the IT controls on data extraction and provision calculation.

We have also performed independent detailed testing, including but not limited to:

●     Review of the accounting policies and methodological framework developed by the Group to verify the application of IFRS 9;

Key Audit Matters	How our audit addressed the key audit matter
Considering the above, this is a key audit matter.

●    Evaluation of the reasonableness of the models and main assumptions used to calculate expected credit losses;

●    Review of the completeness and accuracy of the data used to estimate the provision;

●    Evaluation of the reasonableness of the fair value of the guarantees;

●    Evaluation of the reasonableness of the rating assigned to Wholesale banking portfolio;

●    Independent review and reprocessing of the calculation of the provision for the expected credit loss as of December 31, 2022;

●    Evaluation of the disclosures in the notes to the consolidated financial statements;

●    Review of prospective information, including the reasonableness of the macroeconomic projections by scenario, as well as the assigned weights.

Key Audit Matters	How our audit addressed the key audit matter
Valuation of the mathematical reserves for annuities (Notes 3 e, 16 and 34.6 to the consolidated financial statements)

The amount recognized as mathematical reserves for annuities is S/6,254 million as of December 31, 2022.

The valuation of the Group’s mathematical reserves depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the mathematical reserves for annuities are critical and include, among others, the discount rate, and the life expectancy of the population.

Changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and the respective impacts presented in the consolidated financial statement.

With the participation of systems audit specialists, we obtained an understanding and tested key controls in the processes of determining mathematical reserves for annuities and the related processes, to analyze the data used in the calculations.

With the involvement of our actuarial experts we:

●    Obtained an understanding of the judgments and criteria applied in determining the key actuarial and economic assumptions used in the calculation of the mathematical reserves for annuities, through inquiries with Management.

●    Test the key controls related to the determination of the assumptions and the methodology of the calculation.

●    Sensitize the key actuarial and economic assumptions, to assess the possible impact of changes in these assumptions on the calculation of the mathematical reserves for annuities.

Key Audit Matters	How our audit addressed the key audit matter
Considering the above, this is a key audit matter.	● Independently review the reasonableness and consistency of the main actuarial and economic assumptions, through comparable market data.

Other information

Management is responsible for the other information. The other information comprises the Annual report required by the Peruvian Superintendencia del Mercado de Valores - ‘SMV’ for its Spanish acronym, but does not include the financial statements and our auditor opinion thereon, which is expected to be made available to us after the date of the audit opinion.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance of the Group.

Responsibilities of management and those charged with corporate governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or cease operations, or has no realistic alternative but to do so.

Those charged with corporate governance of the Group are responsible for overseeing the Group’s financial reporting preparation process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; and design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We were responsible for the direction, supervision, and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with corporate governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with corporate governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with corporate governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 23, 2023

/s/ Gaveglio, Aparicio y Asociados S.C.R.L Countersigned by

/s/ Gustavo Villafana	(partner)

Gustavo Villafana

Peruvian Public Accountant

Registration No.46192

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	Note	2022	2021
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		7,286,624	6,925,332
Interest-bearing		26,897,216	32,395,408
	4	34,183,840	39,320,740

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,101,856	1,766,948

Investments:
At fair value through profit or loss	6(a)	4,199,334	5,928,538

At fair value through other comprehensive income		29,678,061	34,440,091
At fair value through other comprehensive income
pledged as collateral		1,108,100	318,352
	6(b)	30,786,161	34,758,443

Amortized cost		6,905,201	4,411,592
Amortized cost pledged as collateral		3,540,528	3,853,967
	6(c)	10,445,729	8,265,559

Loans, net:	7
Loans, net of unearned income		148,626,374	147,597,412
Provision for credit losses		(7,872,402)	(8,477,308)
		140,753,972	139,120,104

Financial assets designated at fair value through profit or loss	8	768,801	987,082
Premiums and other policies receivable	9(a)	913,124	921,103
Accounts receivable from reinsurers and coinsurers	9(b)	1,106,674	1,198,379
Property, furniture and equipment, net	10	1,281,098	1,308,779
Due from customers on banker’s acceptances	3(r) and 7(b)	699,678	532,404
Intangible assets and goodwill, net	11	2,899,429	2,710,080
Right-of-use assets, net	12(a)	543,833	586,417
Deferred tax assets, net	19(c)	1,131,565	1,177,359
Other assets	13	5,938,515	6,264,805
Total assets		236,753,609	244,846,740
	Note	2022	2021
		S/(000)	S/(000)
Liabilities

Deposits and obligations:
Non-interest-bearing		43,346,151	51,851,206
Interest-bearing		103,674,636	97,745,339
	14(a)	147,020,787	149,596,545

Payables from repurchase agreements and securities lending	5(b)	12,966,725	22,013,866
Due to banks and correspondents	15(a)	8,937,411	7,212,946
Due from customers on banker’s acceptances	3(r) and 7(b)	699,678	532,404
Accounts payable to reinsurers	9(b)	420,094	463,825
Lease liabilities	12(b)	578,074	655,294
Financial liabilities at fair value through profit or loss	3(ad)	191,010	337,909
Technical reserves for insurance claims and premiums	16	11,990,959	12,534,511
Bonds and notes issued	17	17,007,194	17,823,146
Deferred tax liabilities, net	19(c)	71,823	105,058
Other liabilities	13	7,290,145	6,533,797
Total liabilities		207,173,900	217,809,301

Equity, net	18

Equity attributable to Credicorp's equity holders:

Capital stock		1,318,993	1,318,993
Treasury stock		(207,518)	(207,534)
Capital surplus		231,556	228,853
Reserves		23,659,626	21,364,272
Other reserves		(650,116)	235,902
Retained earnings		4,635,599	3,556,281
		28,988,140	26,496,767

Non-controlling interest		591,569	540,672
Total equity, net		29,579,709	27,037,439

Total liabilities and net equity		236,753,609	244,846,740

The accompanying notes are an integral part of these consolidated financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	15,011,282	11,850,406	11,547,648
Interest and similar expenses	22	(3,493,187)	(2,490,802)	(2,978,696)
Net interest, similar income and expenses		11,518,095	9,359,604	8,568,952

Provision for credit losses on loan portfolio	7(c)	(2,158,555)	(1,558,951)	(6,080,289)
Recoveries of written-off loans		347,017	346,728	159,781
Provision for credit losses on loan portfolio, net of recoveries		(1,811,538)	(1,212,223)	(5,920,508)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		9,706,557	8,147,381	2,648,444

Other income
Commissions and fees	23	3,640,319	3,493,734	2,912,778
Net gain on foreign exchange transactions		1,084,151	922,917	676,973
Net gain on securities	24	5,468	28,650	523,082
Net gain on derivatives held for trading		65,187	221,064	56,244
Net loss from exchange differences		(16,158)	(3,215)	(18,932)
Others	29	329,382	266,567	289,037
Total other income		5,108,349	4,929,717	4,439,182

Insurance underwriting result
Net premiums earned	25	2,873,295	2,671,530	2,428,060
Net claims incurred for life, general and health insurance contracts	26	(1,929,890)	(2,341,917)	(1,708,113)
Acquisition cost		(281,807)	(333,334)	(361,814)
Total insurance underwriting result		661,598	(3,721)	358,133

Other expenses
Salaries and employee benefits	27	(4,052,780)	(3,668,476)	(3,312,954)
Administrative expenses	28	(3,505,101)	(2,953,717)	(2,383,718)
Depreciation and amortization	10 and 11(a)	(532,169)	(521,967)	(497,910)
Impairment loss on goodwill	11(b)	-	-	(63,978)
Depreciation for right-of-use assets	12(a)	(151,335)	(161,287)	(172,005)
Others	29	(379,230)	(435,114)	(760,124)
Total other expenses		(8,620,615)	(7,740,561)	(7,190,689)

CONSOLIDATED STATEMENT OF INCOME (continued)

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Net result before income tax		6,855,889	5,332,816	224,161
Income tax	19(b)	(2,110,501)	(1,660,987)	109,977
Net result after income tax		4,745,388	3,671,829	334,138

Attributable to:
Credicorp’s equity holders		4,633,096	3,584,582	346,894
Non-controlling interest		112,292	87,247	(12,756)
		4,745,388	3,671,829	334,138

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in soles):

Basic	30	58.26	45.09	4.37
Diluted	30	58.13	44.99	4.36

The accompanying notes are an integral part of these consolidated financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		2022	2021	2020
		S/(000)	S/(000)	S/(000)

Net profit for the year		4,745,388	3,671,829	334,138
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments at fair value through other comprehensive income	18(d)	(1,622,912)	(2,491,907)	870,218
Income tax	18(d)	82,459	52,086	(11,717)
		(1,540,453)	(2,439,821)	858,501

Net movement of cash flow hedge reserves	18(d)	1,246	58,586	(15,183)
Income tax	18(d)	(158)	(16,834)	3,933
		1,088	41,752	(11,250)

Other reserves	18(d)	938,442	769,291	(263,820)
Income tax	18(d)	-	(26,846)	26,846
		938,442	742,445	(236,974)

Exchange differences on translation of foreign operations	18(d)	(296,402)	161,168	257,052
Net movement in hedges of net investments in foreign businesses	18(d)	39,587	(57,319)	(1,219)
		(256,815)	103,849	255,833

Total		(857,738)	(1,551,775)	866,110

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	18(d)	(35,384)	(113,686)	(82,586)
Income tax	18(d)	2,109	5,402	3,414
		(33,275)	(108,284)	(79,172)

Total		(33,275)	(108,284)	(79,172)

Total other comprehensive income	18(d)	(891,013)	(1,660,059)	786,938

Total comprehensive income for the year, net of income tax		3,854,375	2,011,770	1,121,076

Attributable to:
Credicorp's equity holders		3,747,078	1,954,586	1,124,603
Non-controlling interest		107,297	57,184	(3,527)
		3,854,375	2,011,770	1,121,076

The accompanying notes are an integral part of these consolidated financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2020	1,318,993	(204,388)	(3,451)	226,037	19,437,645	394,209	1,411,844	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310
Changes in equity in 2020 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	346,894	346,894	(12,756)	334,138
Other comprehensive income, Note 18(d)	−	−	−	−	−	(79,007)	844,687	(10,998)	(234,107)	257,134	−	777,709	9,229	786,938
Total comprehensive income	−	−	−	−	−	(79,007)	844,687	(10,998)	(234,107)	257,134	346,894	1,124,603	(3,527)	1,121,076
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	1,977,091	−	−	−	−	−	(1,977,091)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	−	−	−	−	−	−	(2,392,844)	(2,392,844)	−	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(32,273)	(32,273)
Additional dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Purchase of treasury stock, Note 18(b)	−	−	(3,418)	(148,543)	−	−	−	−	−	−	−	(151,961)	−	(151,961)
Sale of treasury stocks	−	62	−	−	−	−	−	−	−	−	−	62	−	62
Share-based payment transactions	−	−	2,762	115,131	14,899	−	−	−	−	−	−	132,792	−	132,792
Others	−	−	−	−	−	−	−	−	−	−	(4,742)	(4,742)	27,227	22,485
Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647

Changes in equity in 2021 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	3,584,582	3,584,582	87,247	3,671,829
Other comprehensive income, Note 18(d)	−	−	−	−	−	(108,317)	(2,399,931)	40,829	733,932	103,491	−	(1,629,996)	(30,063)	(1,660,059)
Total comprehensive income	−	−	−	−	−	(108,317)	(2,399,931)	40,829	733,932	103,491	3,584,582	1,954,586	57,184	2,011,770
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	346,994	−	−	−	−	−	(346,994)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	(398,808)	−	−	−	−	−	−	(398,808)	−	(398,808)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(4,156)	(4,156)
Minority purchase	−	−	−	−	−	−	−	−	−	−	−	−	(7,822)	(7,822)
Purchase of treasury stock, Note 18(b)	−	−	(1,369)	(57,538)	−	−	−	−	−	−	−	(58,907)	−	(58,907)
Sale of treasury stocks	−	−	84	3,668	−	−	−	−	−	−	−	3,752	−	3,752
Share-based payment transactions	−	−	2,184	90,098	(13,549)	−	−	−	−	−	−	78,733	−	78,733
Others	−	−	−	−	−	−	−	−	−	−	(28,459)	(28,459)	(4,311)	(32,770)
Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (continued)

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves and others	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439
Changes in equity in 2022 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	4,633,096	4,633,096	112,292	4,745,388
Other comprehensive income, Note 18(d)	−	−	−	−	−	(33,298)	(1,524,918)	1,061	927,838	(256,701)	−	(886,018)	(4,995)	(891,013)
Total comprehensive income	−	−	−	−	−	(33,298)	(1,524,918)	1,061	927,838	(256,701)	4,633,096	3,747,078	107,297	3,854,375
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	2,354,859	−	−	−	−	−	(2,354,859)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	−	−	−	−	−	−	(1,196,422)	(1,196,422)	−	(1,196,422)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(48,577)	(48,577)
Non-controlling interest stock put option, Note 3(n)	−	−	−	−	(42,964)	−	−	−	−	−	−	(42,964)	−	(42,964)
Minority purchase, Note 3(n)	−	−	−	−	−	−	−	−	−	−	−	−	(5,877)	(5,877)
Purchase of treasury stock, Note 18(b)	−	−	(1,923)	(81,682)	−	−	−	−	−	−	−	(83,605)	−	(83,605)
Sale of treasury stocks	−	−	231	9,718	−	−	−	−	−	−	−	9,949	−	9,949
Share-based payment transactions	−	−	1,708	74,667	(16,541)	−	−	−	−	−	−	59,834	−	59,834
Others	−	−	−	−	−	−	−	−	−	−	(2,497)	(2,497)	(1,946)	(4,443)
Balances as of December 31, 2022	1,318,993	(204,326)	(3,192)	231,556	23,659,626	173,587	(1,668,318)	788	769,172	74,655	4,635,599	28,988,140	591,569	29,579,709

The accompanying notes are an integral part of these consolidated financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		4,745,388	3,671,829	334,138

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	2,158,555	1,558,951	6,080,289
Impact of fair value of portfolio with change in effective rate		-	-	326,691
Depreciation and amortization	10 and 11(a)	532,169	521,967	497,910
Depreciation of right-of-use assets	12(a)	151,335	161,287	172,005
Depreciation of investment properties	13(h)	7,107	7,302	7,018
Provision for sundry risks	13(j)	43,846	70,824	140,897
Deferred (income) tax expense	19(b)	113,063	547,393	(1,147,311)
Adjustment of technical reserves	25(a)	642,427	914,852	758,274
Net gain on securities	24	(5,468)	(28,650)	(523,082)
Impairment loss on goodwill	11(b)	-	-	63,978
Loss (Gain) on financial assets designated at fair value through profit and loss	25(a)	175,873	(54,663)	(115,627)
Net gain of trading derivatives		(65,187)	(221,064)	(56,244)
Net Income from sale of property, furniture and equipment	29	(14,178)	(16,083)	(12,163)
Gain net from sale of seized and recovered assets	29	(11,355)	(10,684)	(3,685)
Expense for share-based payment transactions	27	88,721	73,997	104,499
Net gain from sale of written-off portfolio	29	(18,712)	(15,700)	(28,728)
Intangible losses due to withdrawals and dismissed projects	29	19,432	17,630	40,342
Others		45,385	(5,538)	33,827
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(5,385,064)	(9,636,648)	(20,600,458)
Investments at fair value through profit or loss		1,575,498	745,156	(2,197,109)
Investments at fair value through other comprehensive income		(465,482)	7,508,131	(15,904,097)
Cash collateral, reverse repurchase agreements and securities borrowings		622,589	783,010	2,137,262
Sale of written off portfolio		24,543	24,477	36,921
Other assets		300,745	(294,130)	(314,427)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Net increase (decrease) in liabilities
Deposits and obligations		(46,199)	2,485,794	25,856,151
Due to Banks and correspondents		1,804,784	1,103,063	(3,143,279)
Payables from repurchase agreements and securities lending		(9,034,940)	(5,935,578)	20,200,747
Bonds and notes issued		(298,572)	(90,217)	(96,199)
Short-term and low-value lease payments		(106,356)	(86,417)	(74,016)
Other liabilities		2,371,748	1,303,118	1,273,892
Income tax paid		(1,106,572)	(1,130,415)	(1,162,843)
Net cash flow from operating activities		(1,134,877)	3,972,994	12,685,573

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		5,373	11,457	22,956
Revenue from sale of investment property	29	(359)	-	1,328
Revenue from sales and reimbursement of investment to amortized cost		1,006,325	590,605	1,600,519
Purchase of property, furniture and equipment	10	(192,700)	(107,790)	(98,120)
Purchase of investment property	13(h)	(87,132)	(12,068)	(26,533)
Purchase of intangible assets	11(a)	(703,670)	(532,244)	(535,241)
Purchase of investment at amortized cost		(1,122,802)	(3,677,671)	(2,837,015)
Net cash flows from investing activities		(1,094,965)	(3,727,711)	(1,872,106)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(1,196,422)	(398,808)	(2,392,844)
Dividends paid to non-controlling interest of subsidiaries		(48,577)	(4,156)	(32,273)
Principal payments of leasing contracts		(156,529)	(155,141)	(163,392)
Interest payments of leasing contracts		(25,054)	(27,374)	(32,295)
Purchase of treasury stock	18(b)	(83,605)	(58,907)	(151,961)
Sale of treasury stock		9,949	3,752	62
Acquisition of non-controlling interest		(5,877)	(7,822)	-
Subordinated bonds		(94,700)	183,160	684,243
Net cash flows from financing activities		(1,600,815)	(465,296)	(2,088,460)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)

Net (decrease) increase of cash and cash equivalents before effect of changes in exchange rate		(3,830,657)	(220,013)	8,725,007
Effect of changes in exchange rate of cash and cash equivalents		(1,341,926)	2,779,791	2,034,718
Cash and cash equivalents at the beginning of the period	4(a)	39,293,545	36,733,767	25,974,042

Cash and cash equivalents at the end of the period	4(a)	34,120,962	39,293,545	36,733,767

Additional information from cash flows
Interest received		14,717,523	11,615,448	11,161,316
Interest paid		(2,847,538)	(2,230,990)	(2,959,525)

Transactions that do not represent cash flow
Reclassification from fair value with changes in equity to investments at amortized cost		2,232,663	-	-
Recognition of lease operations		108,751	(116,511)	(118,912)
Sale option of minor shares of MiBanco Colombia		(42,964)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	Received	Paid	Exchange difference	Others	As of December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	6,061,301	−	(94,700)	(253,293)	25,106	5,738,414
Lease liabilities	655,294	−	(181,583)	(14,782)	118,644	577,573
	6,716,595	−	(276,283)	(268,075)	143,750	6,315,987

		Changes that generate cash flows		Changes that do not generate cash flows
2021	As of January 1, 2021	Received	Paid	Exchange difference	Others	As of December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	5,381,323	2,018,216	(1,835,056)	475,132	21,686	6,061,301
Lease liabilities	750,578	−	(182,515)	36,866	50,365	655,294
	6,131,901	2,018,216	(2,017,571)	511,998	72,051	6,716,595

		Changes that generate cash flows		Changes that do not generate cash flows
2020	As of January 1, 2020	Received	Paid	Exchange difference	Others	As of December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	4,387,743	3,004,601	(2,538,420)	361,317	(93,720)	5,121,521
Lease liabilities	830,153	−	(81,637)	25,198	(23,136)	750,578
	5,217,896	3,004,601	(2,620,057)	386,515	(116,856)	5,872,099

The accompanying notes are an integral part of these consolidated financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3(b)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Peru.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N° 156, La Molina, Lima, Peru.

The consolidated financial statements presented comprise the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2021, and for the year then ended were approved by the Board of Directors on February 24, 2022 and presented to the General Shareholders’ Meeting on March 29, 2022. The consolidated financial statements as of December 31, 2022, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 23, 2023 and will be presented for final approval in the General Shareholders’ Meeting, which will be held within the deadlines established by law. Management considers that these consolidated financial statements will be approved without amendments.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers -

In 2022, the Group has not carried out significant transaction of acquisitions, incorporations, or mergers of companies. In 2021, the Group has carried out the following transactions under common control:

i)	Merger by absorption between ASB Bank Corp. and Atlantic Security Bank -

At the General Shareholders’ Meeting - Extraordinary Meeting held on November 27, 2020, the shareholders of ASB Bank Corp. approved the merger by absorption of Atlantic Security Bank. This operation was authorized by the Superintendency of Banks of Panama through Resolution SBP-033-2021 held on April 9, 2021. Also, on August 2, 2021, ASB Bank Corp. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Atlantic Security Bank (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

ii)	Merger by absorption between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. -

On February 28, 2020 the Board of Directors of Ultralat Group Inc., parent company and sole shareholder of Ultralat Capital Markets, LLC and of Credicorp Capital Securities, Inc. approved the merger by absorption process between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. It also agreed that, at the date of the merger, the legal name of the new merged entity will be “Credicorp Capital LLC.” This operation was authorized by the Financial Industry Regulatory Authority (FINRA) of the United States on December 4, 2020. Likewise, on February 1, 2021 Ultralat Capital Markets, LLC (absorbing entity) acquired the assets, liabilities, rights and obligations of Credicorp Capital Securities, Inc. (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

b)	Current situation -

As of December 2022, social protests have been taking place in several regions in response to political events that occurred in Peru. These protests have produced a decrease in commercial activity in these regions and, therefore, the temporary restriction of liquidity in certain people and companies. In this sense, the Group has carried out during the month of January 2023, rescheduling of loans to its customers within the framework of the measures implemented by the SBS for an amount of S/650,179 thousand.

In Management’s opinion, this current situation has not affected group´s operations or generated any significant impact on the financial statements presented as of December 31, 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2022 and 2021 have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of the Group, see paragraph (c) below, and values are rounded to thousands of soles, unless otherwise stated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

Furthermore, there are other estimates, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The Group has adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2022, as described below:

(i)	Amendments to IAS16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the Board of International Accounting Standards Board issued the Property, Plant and Equipment rule: Proceeds before Intended Use, which prohibits companies from deducting from the cost of an article of Property, Plant and Equipment any product of the sale of articles produced while said asset is transported to the location and the conditions are adequate for it to operate in the manner foreseen by the administration. Instead, an entity must recognize the product of the sale of said articles and the costs of production of the same in the profit and loss statement. These amendments take effect on January 1, 2022 and must be applied retrospectively to articles of property, plant and equipment that are made available for use on or after the beginning with the first period that the entity applied the amendment for the first time.

This amendment had no impact on the consolidated financial statements.

(ii)	Amendments to IFRS 3 - Reference to the Conceptual Framework -

Minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for Financial Information and add an exception to recognize liabilities and contingent liabilities within the scope of IAS37 Provisions, Contingent Liabilities and the Interpretation IFRIC 21 Levies.

The amendments also confirm that active contingent assets should not be recognized on the date of acquisition. The amendment will be effective for annual reporting periods on or after January 1, 2022.

This amendment had no impact on the consolidated financial statements.

(iii)	Onerous Contracts - Cost of Fullfilling a Contract - Amendments to IAS37 -

In May 2020, the Board of International Accounting Standards Board issued amendments to IAS 37 to specify which cost an entity must include when assessing if a contract is onerous or generates losses. The amendment to IAS37 clarifies that the direct costs of complying with a contract include both the incremental costs of complying with the contract and the assignment of other costs directly required to comply with the contracts. Prior to recognizing a separate provision for the onerous contract, the entity will recognize any loss for impairment that occurred relative to the assets used to comply with the contract.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

This amendment had no impact on the consolidated financial statements.

(iv)	Annual improvements to the IFRS 2018 - 2020 Cycle -

As part of its annual improvements 2018-2020 to the standard process of IFRS, in May 2020, the Board for International Accounting Standards Board issued the following amendments:

-	IFRS 9 Financial Instruments - clarifies that commissions must be included in the 10.0 percent test for derecognition of financial liabilities.

-	IFRS 16 Leases - amendment to the illustrative example 13 to eliminate the example of lessor payment related to improvements in the object of leasing to eliminate any confusion regarding the treatment of leasing incentives.

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - allows entities that have measured their assets and liabilities at carrying amount on their headquarters’ books to also measure any accumulative translation using the amounts reported by the parent company. This amendment will also apply to associates and joint ventures that have taken the same expectation to IFRS 1.

-	IAS41 Agriculture - elimination of the requirement that entities exclude cash flows of taxes when it measures the reasonable value according to IAS41. The objective of this amendment is to align with the standard’s requirement to discount after-tax cash flows.

These amendments will be effective for annual reporting periods beginning on or after January 1, 2022 with early adoption.

These amendments had no impact on the consolidated financial statements.

In 2021, the Group adopted the following amendments:

(i)	Interest Rate Benchmark Reform - Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 -

In August 2020, the IASB made amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16, to address issues that may arise from the Interest Rate Benchmark Reform including the replacement of an interest rate with an alternative.

These amendments provide the following practical applications:

-	By changing the basis for determining the contractual cash flows for financial assets and liabilities (including lease liabilities), the practical application has the effect that the changes, which are necessary as a consequence of the LIBOR reform and which are considered economically equivalent, will not result in an immediate gain or loss in results.

-	The practical application regarding hedge accounting will allow most of the hedging relationships (whether they come from IAS 39 or IFRS 9) that are directly affected by the LIBOR reform to be able to be maintained. However, there may be some additional ineffectiveness that needs to be recognized.

As of December 31, 2022 and 2021, it has not any significant effect on the consolidated financial statements

In 2020, the accounting standards adopted by the Group have not had any significant effect on its consolidated financial statements.

b)	Basis of consolidation -

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 “Consolidated Financial Statements”, all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

There is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in net equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” in the consolidated statement of income.

As of December 31, 2022 and 2021, Credicorp maintains direct interest in the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	211,585,283	218,429,760	181,786,223	191,639,807	29,799,060	26,789,953	4,598,002	3,664,520

Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	15,898,833	16,486,493	13,499,252	14,188,938	2,399,581	2,297,555	445,603	(130,491)

Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	9,536,197	11,688,283	7,643,879	9,508,250	1,892,318	2,180,033	228,474	188,060

Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,504,629	4,692,121	3,559,262	3,701,411	945,367	990,710	31,089	81,992

CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	388	105,733	4	104,703	384	1,030	(646)	(254)

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group’s subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. We present the individual or consolidated figures of their financial statements of its main subsidiaries in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	193,278,232	199,307,837	170,005,995	178,545,004	23,272,237	20,762,833	4,683,775	3,662,192

Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.92	99.96	12,740,036	13,839,856	11,826,789	12,952,609	913,247	887,247	80,377	80,752

Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	734,966	839,772	238,177	265,185	496,789	574,587	109,511	146,057

Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	242,754	158,328	90,186	43,140	152,568	115,188	(124,748)	(34,362)

a)	BCP was established in 1889 and its activities are regulated by the Peruvian Banking Regulator (Superintendencia de Banca, Seguros y AFP – SBS (the authority that regulates banking, insurance and pension funds activities in Peru, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. As of December 31, 2022, the assets, liabilities, equity and net result of Mibanco amount to approximately S/17,225.4 million, S/14,444.8 million, S/2,780.6 million and S/424.9 million, respectively (S/16,162.6 million, S/13,799.6 million, S/2,363.0 million, and S/266.3 million, respectively December 31, 2021).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was incorporated in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its main Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2022, the assets, liabilities, equity and net result of BCB were approximately S/12,697.8 million, S/11,838.0 million, S/859.8 million and S/68.0 million, respectively (S/13,799.8 million, S/ 12,964.8 million, S/835.0 million and S/72.3 million, respectively as of December 31, 2021).

c)	Prima AFP is a private pension fund, and its activities are regulated by the SBS.

d)	Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was incorporated in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its main subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank in August 2021, see Note 2(a)), which was incorporated in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was incorporated in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	2,889,479	3,288,924	2,322,263	2,608,445	567,216	680,479	16,198	51,723
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,194,663	1,121,622	1,000,676	933,173	193,987	188,449	12,658	(6,108)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	374,768	259,348	230,261	135,937	144,507	123,411	5,268	31,046

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020. This subsidiary is focused on the activities of commission agents and securities brokers. Likewise, Mibanco – Banco de la Microempresa de Colombia S.A (hereinafter Mibanco Colombia before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020. This subsidiary is focused on granting loans to the micro and small business sector. As of December 31, 2022, and 2021, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	100.00	100.00	1,050,130	1,544,956	898,518	1,378,697	151,612	166,259	33,045	37,147
MiBanco - Banco de la Microempresa de Colombia S.A.	85.58	85.58	1,530,270	1,392,887	1,289,569	1,158,575	240,701	234,312	13,513	43,042

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012. It aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, It aims to be the Peruvian holding of investment banking. Its main subsidiary is Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in the year 2000. Its main activity is to manage loans granted to BCP by foreign financial entities, see note 17(viii). These loans matured in the course of 2022 and were guaranteed by transactions carried out by BCP.

c)	Functional, presentation and foreign currency transactions -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities, given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those carried out in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the year in which they occur, in “Net gain from exchange differences”, except for those that comprise monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the item “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia, Mexico, United States of America, Spain and Mexico have a functional currency different from Sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing exchange rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated considering any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts in which the Group (the insurer) has accepted a significant insurance risk from the counterparty (the policyholder) by agreeing to compensate the policyholder if an uncertain future event (the insured event) occurs. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this year, unless all rights and obligations expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a consistent manner with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented as gross amounts for reinsurance ceded. Reinsurance assets or liabilities are written off when contractual rights are terminated or expire or when the contract is transferred to a third party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when they are enforceable and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2022 and 2021 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying amount of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics, and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

It comprises the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight-line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying amount an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight-line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when the term of the contract begins.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. To determine the reserves of this business, the discounted present value of the expected future pensions, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During 2018, the Group adopted the new mortality tables approved and published by the SBS through Resolution SBS No.886-2018. These tables reflect recent changes in the life expectancy.

The Group also uses discount rates in the measurement of income to reflect the market value in the measurement of insurance liabilities. As of December 31, 2022 and 2021, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

As of December 31, 2022 and 2021, the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the market rate), both effects are included in the consolidated statement of comprehensive income as of December 31, 2022 and 2021. The liability is derecognized when the contract expires, is discharged or is cancelled.

On the other hand, in the Individual Life business, the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. These accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and estimates of incurred claims that havenot been reported (IBNR) to the Group. As of December 31, 2022 reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Due to the COVID-19 pandemic, as of December 31, 2021 and 2020, IBNR reserves were calculated in two parts:

a) IBNR reserve for regular claims and

b) IBNR reserve for expected excess mortality (deaths above the average number of cases in the pre-pandemic months).

For part a) the IBNR reserves are determined based on the Chain Ladder methodology, maintaining the expected loss ratio of the periods prior to the pandemic and for part b) the IBNR reserves are determined based on the estimate of deaths in addition to the average (excess mortality) of each portfolio and subtracting additional claims to the average already reported to the Group. The excess mortality of each portfolio is calculated taking into account the excess mortality experienced in the country by geographic location and age ranges and the representation of the portfolio of policyholders in those same segments. It should be noted that, due to periods of social confinement and stoppage of certain activities, the claim report during 2022 and 2021 has shown greater delays than in previous years, which translates into an increase in IBNR and an increase in claims, likewise, it is reflected in the increase in the reserve for pending claims. In general, claim reserves have been estimated with prudential criteria due to the uncertainty in the loss ratio caused by the pandemic.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. As of December 31, 2022 and 2021, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position.

Claims occurred but not reported are estimated and included in the provision (liabilities). The reserves for claims that have not been reported are determined based on the Chain Ladder methodology (a generally accepted actuarial method) that considers the statistical analysis of the experience in reporting claims of the Group, the expected costs of the claims to be reported and when appropriate, adjustments in the last estimated periods based on the frequency and/or severity of the cases to better reflect the current conditions.

During 2022 and 2021, the Group incorporated in the estimate of the reserve for incurred and unreported claims (IBNR) of the general insurance businesses, adjustments in the expected frequency of claims during the months of confinement, stoppage of transport and activities in the country, as well as the decrease in the insured portfolio that was later recovering its usual level.

In the case of Medical Assistance (AMED), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID claims, which had a different frequency and cost than regular claims.

No provision is recognized for stabilization or catastrophic reserves. The liability is written off when the contract expires, is eliminated or canceled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date, the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2022 and 2021, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Claims for death and disability claims are recorded based on notifications received. Pension payments are recognized when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Ceded premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date the insurance contract enters in policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the date of initial recognition.

All financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset.

As of December 31, 2022 and 2021, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers:

-	The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Group.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. Interests income is included in the item “Interest and similar income” of the consolidated income statement.

Financial assets at amortized cost include direct loans that are recorded when the disbursement of the funds in favor of the customers is carried out, and indirect (contingent) loans that are recorded when the documents that support said loan facilities are issued.

Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” in the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

Gains or losses from exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” in the consolidated statement of income, in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) -

At initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the item “At fair value through other comprehensive income”.

After initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” in the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” in the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in “Net gain on securities” in the consolidated statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” item in the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” in the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2022 and 2021 the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar expense” in the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. This change is expected to be very rare. These changes are determined by approval of the Group’s management as a result of external or internal changes, which must be significant for the Group’s operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for the management of financial assets, it will reclassify all affected financial assets prospectively from the reclassification date. The Group will not restate previously recognized gains, losses or interest (including gains or losses due to impairment of value).

If the Group reclassifies:

-	A financial asset from the amortized cost measurement category to fair value through profit or loss: its fair value will be measured on the reclassification date. Any gain or loss that arises from differences between the previous amortized cost of the financial asset and its fair value will be recognized in the result of the period.

-	A financial asset from the measurement category of fair value through profit or loss to that of amortized cost: its fair value on the reclassification date becomes its new carrying amount.

-	A financial asset from the amortized cost measurement category to fair value through other comprehensive income: its fair value will be measured on the reclassification date. Any gain or loss arising from differences between the prior amortized cost of the financial asset and its fair value will be recognized in other comprehensive income. The effective interest rate and the measurement of expected credit losses will not be adjusted as a result of the reclassification.

-	A financial asset from the measurement category of fair value through other comprehensive income to that of amortized cost, the financial asset will be reclassified at its fair value on the reclassification date. However, accumulated gains or losses previously recognized in other comprehensive income will be eliminated from equity and adjusted against the fair value of the financial asset on the reclassification date. As a result, the financial asset will be measured at the reclassification date as if it had always been measured at amortized cost. This adjustment affects other comprehensive income but not profit for the period.

-	A financial asset from the measurement category of fair value through profit or loss to fair value through other comprehensive income, the financial asset continues to be measured at fair value.

-	A financial asset from the measurement category of fair value through other comprehensive income to that of fair value through profit or loss, the financial asset continues to be measured at fair value.

The cumulative gain or loss previously recognized in other comprehensive income will be reclassified from equity to profit or loss for the period.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement.

In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms (it does not pass the 10% test established in IFRS 9), or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

As of December 31, 2022 and 2021 the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in risk accounts and contingent commitments.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition. A reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss -

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and consider the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Thresholds for a significant increase in risk have been established based on absolute and relative thresholds that depend on the level of risk at which the instrument originated. The thresholds differ for each of the portfolios considered.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. Assesments of significant increase in risk since initial recognition and of credit impairment is performed independently at each reporting date. Assets can move in both directions, from one stage to another. See more detail in Note 34.1(c).

Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk should consider information on past events and current conditions, as well as projections of future events and economic conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested, which give a better prospective and systemic vision to the estimation, based on econometric techniques. These projections have a period of 3 years and, additionally, a long-term projection.

The estimate of the expected loss is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios are based on macroeconomic projections provided by the internal economic studies team and approved by Senior Management; these projections are made for the main countries where Credicorp operates. This same team also provides the probability of occurrence of each scenario. It should be noted that the design of the scenarios is reviewed quarterly and may be more frequent if the environmental conditions so require.

Macroeconomic factors -

In its models, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments, or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of provision for credit losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets.
-	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income.
-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

j)	Leases -

As of December 31, 2022 and 2021 the Group mainly maintains mainly leased premises, used as offices and agencies, and servers and technological platforms, which were registered in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

Leases are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability on the date the leased asset is available for use.

The right-of-use assets are initially recognized at cost including the following:

-	The amount of the initial measurement of the lease liability.
-	Any lease payment paid to the lessor before the start date or on the same date.
-	Direct costs incurred and costs for dismantling or rehabilitation, if any.

Lease liabilities include the present value of fixed payments and variable lease payments that are based on an index or rate. Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lessee, which is the interest rate that the lessee would have to pay for borrowing for a term similar, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent recognition -

The right-of-use asset is generally depreciated in a straight-line basis during the shortest period of the asset’s useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss and adjusting any new measurement of the lease liability. Depreciation is calculated in a straight-line basis within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognized in the item “Interest, returns and similar expenses” in the consolidated statement of income, and the fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

-	When there is a change in the expected amount to be paid under a residual value guarantee.
-	When there is a change in future lease installments to reflect the variation in an index or interest rate.
-	When there is a change in the terms of the lease.
-	When there is a change in the evaluation of an option to purchase the underlying asset.

The changes will be recorded as an adjustment of the lease liability and the right of use, unless the book value of the right of use has been reduced to zero, in which case it must be recorded against the consolidated statement of income.

Short-term leases with little significant value are recognized in a straight-line basis as an expense in the “Administrative expenses” in the consolidated statement of income.

The accounting treatment of lessors continues with a similar model to that of IAS 17; In that sense, lessors continue to perform a classification test to distinguish between financial and operating leases.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, more than the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and other construction	33
Facilities	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held for rentals, capital gains, or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as related expenses directly with the maintenance of the leased assets, they are recorded net in the item of “Other Income” in the consolidated statement of income.

m)	Seized assets, net -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expenses and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the market value of the interest of the non-controlling interest against the account “Reserves and others” in equity. After its initial recognition, the liability is measured at fair value, recording the changes in the income statement until the option is exercised. If the option expires without being exercised, the liability is derecognized by adjusting the net equity.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized in profit or loss. Likewise, in accordance with IFRS 3, from the date of acquisition of a company that isn’t under common control, the acquirer has a subsequent 12-month period to be able to adjust the initial recognition of goodwill. During 2022 the Group has not carried out business combinations of acquired entities.

Combinations of entities under common control -

A business combination between entities or businesses under common control is outside the scope of IFRS 3, because it comprises a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same part or parts, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned. See Note 2(a).

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight-line method over their estimated useful life as follows:

Estimated useful life in years

Customer relationship - Prima AFP (AFP Unión Vida)	20.0
Customer relationship - Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Customer relationship - Edyficar Peru	10.0
Customer relationship - Mibanco	7.0
Customer relationship - Ultraserfinco	9.2
Brand - Mibanco	25.0
Brand - Culqi	5.0
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0
Core deposits - Mibanco	6.0
Others	Between 3.0 and 7.5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

If goodwill has been allocated to a CGU and part of the operation within that unit is disposed of , the goodwill and the disposed assets are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than it’s carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on banker’s acceptances -

Due from customers on banker’s comprises accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in the item “Other liabilities” in the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” in the consolidated statement of income on a straight-line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources embodying economic benefits will be required to settle said obligation and the amount can be reliable determined.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

Income tax is computed based on the individual financial statements of each of the Group’s members.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset, and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued if all potential ordinary shares with dilutive effect have been converted into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” in the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its customers needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. To manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	The hedging relationship consists only of hedging instruments and eligible hedged items.

-	At the inception of the hedging relationship, there is a designation and formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedging. That documentation will include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets the hedge effectiveness requirements.

-	The hedge relationship meets all the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not predominate over the changes in value that come from that economic relationship.
-	The coverage ratio of the hedging relationship is the same as that derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of changes in equity, and it is reclassified to the consolidated statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the consolidated statement of income are registered as expenses or income in the cases in which the hedged item is reported.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying amount of the hedged item and recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair amount is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Hedges of net investments in foreign businesses -

Hedges of net investments in foreign operations are recognized for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the item “Exchange differences on translation of foreign operations” in the consolidated statement of changes in net equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income under “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in net equity are reclassified to the consolidated statement of income when the net investment abroad is disposed or sold partially.

iv)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract and said host contract is not held for trading or designated at fair value through profit or loss.

z)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair value of financial instruments measured at amortized cost is disclosed in Note 34.8(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. The Group reported, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 31.

ab)	Fiduciary activities, fund management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.9.

Commissions generated for these activities are included as “Commissions and fees” in the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4(a).

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 13.

ad)	Repurchase and reverse repurchase agreements and securities lending and borrowing –

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” in the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Investments at fair value through other comprehensive income pledged as collateral” or “Amortized cost investments pledged as collateral”, as appropriate, in the consolidated statement of financial position. When the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method. Likewise, when the counterparty receives a loan portfolio, the Group maintains these loans in “Loan portfolio, net” in the statement of financial position, whose control is kept in off-balance sheet accounts.

On the other hand, securities purchased under reverse repurchase agreements on a specified future date are not recognized in the consolidated statement of financial position. Cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” in the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Loans and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

ae)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2022:

(i)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 as a replacement for IFRS 4 “Insurance Contracts”. This standard requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the components of:

-	Discounted probability weighted cash flows.
-	An explicit risk adjustment, and.
-	A contractual service margin that represents the unearned technical utility of the contract which is recognized as revenue during the coverage period.

IFRS 17 applies to all types of insurance contracts (life insurance, non-life insurance and reinsurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.

IFRS 17 will imply fundamental changes in the recognition, measurement, presentation and disclosure of information in insurance and reinsurance contracts, as well as in their related processes. Insurance contracts combine financial and service characteristics, and in many cases, generate long-term variable cash flows. To adequately reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the results of the insurance contract, during the period in which the service is provided, and requires the separate presentation of the financial results of the results of the provision of the service, allowing the Companies, through the election of an accounting policy option, to recognize such financial results in the income statement or in other comprehensive income.

Under strict governance and participation of the units involved in the processes involved, the Group has made adjustments to its processes, architecture, controls and corporate governance in order to implement the standard, as well as have the necessary financial and management reports.

In this process, the Group made the decision to use the computer platform of the provider specialized in insurance business worldwide, Fidelity National Information Services - FIS, and has been supported by renowned international consultants. The implementation includes extensive tests carried out and related to the validation of insurance contracts under IFRS 17 in order to ensure the accuracy and completeness of the information to be recorded in the Financial Statements.

The adoption of IFRS 17 will have the following impacts depending on the type of risk in which the Group operates:

Equity Risks:

The Group expects a reduction in insurance liabilities as a result of the projection of the claims reserve and its subsequent discount, and a low impact is estimated given the current interest rate environment, as well as the nature of this risk insofar as to the duration of the reservation.

Life Risks:

Regarding the Life businesses, the Group considers that there will be an increase in insurance liabilities due to the effect of interest rates and also, mainly, due to the establishment of an explicit future profit margin known as the contractual service margin.

The Group decided to recognize market changes in interest rates in equity. The choice reflects how the Group accounts for its financial assets under IFRS 9.

IFRS 17 is effective from the financial statements beginning on January 1, 2023, and the effects of applying it for the first time will be recognized in our consolidated statement of financial position on January 1, 2023, date of initial application, restating the financial information of the comparative period.

Based on current estimates, the adoption of IFRS 17 is not expected to have a significant impact on net equity on January 1, 2023.

(ii)	Disclosure of Accounting Policies - Amendments to IAS 1 and Practice Statement N° 2 -

IAS stipulated that “significant” accounting policies must be disclosed. With this amendment, there is a specification that disclosure must be for “material” accounting policies. This amendment incorporates the definition of what is considered “information on material accounting policies” and explains how to identify this type of information. Additionally, the amendment clarifies that it is not necessary to divulge information on immaterial accounting policies and if the same is divulged, it should not create confusion about what truly constitutes important accounting information. Consistently, Practice Statement N° 2 was also amended to express judgements on materiality to provide a guide to apply the concept of materiality in accounting policy disclosures.

These amendments will be effective for the annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

The Group is currently assessing the impact on the disclosure of the accounting policies.

(iii)	Amendments to IAS 8 - Definition of Accounting Estimates –

This amendment clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The distinction is important when defining accounting treatment given that changes in accounting estimates recognize future transactions and events prospectively while changes in accounting policies generally apply to past transactions and events retroactively, as is the case with the current period.

Amendments will be in effect for the annual periods reported beginning on or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment will have on its consolidated financial statements.

(iv)	Amendments to IAS 12, Deferred Tax related to Assets and Liabilities Arising from a Single Transaction –

These amendments specify that deferred taxes that arise from a single transaction should be recognized if, in their initial recognition, temporary taxable differences and deductibles for the same value arise. This will generally apply to transactions such as leasing (for lessees) and obligation to dismantle or remediate in those situations that will require recognition of deferred tax assets and liabilities. These amendments must apply to transactions that occur on or after the beginning of the comparative period presented. Additionally, it is necessary to recognize deferred tax assets (to the extent that it is probable that they will be utilized) and deferred tax liabilities at the beginning of the first comparative period for all deductible or taxable temporary differences associated with:

-	Right of use assets and lease liabilities, and
-	Liabilities for dismantling, restoration and similar and the corresponding contributions are recognized as part of the cost of related assets.

The accumulated effect of these adjustments is recognized in retained earnings or through another component of equity as applicable.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that are recognized in the balance sheet and for similar transactions; as such, different approaches are considered acceptable. The entities that are already recognizing deferred taxes on these transactions will not see impacts on their financial statements.

Amendments will be effective for the annual reported periods beginning or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment may have on their consolidated financial statements.

(v)	Amendment to IFRS 10 and IAS 28 - Sale or contribution of assets that takes place an investor and its associate or joint venture -

The IASB has made modifications of limited scope to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

Amendments clarify the accounting treatment of asset sales or contributions between an investor and its associates or joint ventures. They further confirm that the accounting treatment will depend on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 “Business Combinations”). When non-monetary assets constitute a business, the investor will recognize the total gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only in proportion to the investment of the other investors in the joint venture associate. These modifications will be applied prospectively.

In December 2015, IASB decided to postpone the date of application of this amendment until its research project on the equity method has been completed.

Amendments will be effective for annual reporting periods on or after January 1, 2023 and should be applied retrospectively to property, plant and equipment that are made available for use on or after the beginning of the first period in which the entity first applies the amendment.

The Group is currently assessing the impact that this amendment may have on their consolidated financial statements.

There are no other standards and amendments to standardsthat have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on foreseeable future transactions.

4	CASH AND DUE FROM BANKS

a)	This item comprises the following:

	2022	2021
	S/(000)	S/(000)

Cash and clearing (b)	5,410,519	4,973,247
Deposits with Central Reserve Bank of Peru (BCRP) (b)	24,176,551	25,363,770
Deposits with Central Bank of Bolivia and Colombia (b)	634,684	913,377
Deposits with foreign banks (c)	2,610,460	6,727,250
Deposits with local banks (c)	1,009,997	1,316,292
Interbank funds	269,314	2,943
Accrued interest	53,112	1,347
Total cash and cash equivalents	34,164,637	39,298,226
Restricted funds	19,203	22,514
Total cash	34,183,840	39,320,740

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Credicorp Subsidiaries must maintain for their obligations to the public. This item comprises the following:

	2022	2021
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Perú	21,103,687	19,383,577
Deposits with Central Bank of Bolivia	628,399	905,309
Deposits with Republic Bank of Colombia	6,285	8,068
Cash in vaults of Bank	4,714,275	4,275,997
Total legal cash requirements	26,452,646	24,572,951

Additional funds
Overnight deposits with Central Reserve Bank of Perú (ii)	2,013,703	4,536,379
Term deposits with Central Reserve Bank of Perú (iii)	545,000	1,260,000
Cash in vaults of Bank and others	696,244	697,250
Other Deposits BCRP	514,161	183,814
Total additional funds	3,769,108	6,677,443
Total	30,221,754	31,250,394

(i)	As of December 31, 2022 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 6.01 percent and 34.55 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP; as of December 31, 2021, 4.77 percent and 33.17 percent, respectively.

The reserve funds, which represent the minimum mandatory, do not earn interest; however, the excess of the mandatory reserve deposited in BCRP, earns interests at a nominal rate established by BCRP.

Management considers that the Group has complied with the requirements established by current regulations related to the calculation of the legal reserve.

(ii)	As of December 31, 2022, the Group maintains three “overnight” deposits with the BCRP, of which one is denominated in soles for a total of S/35.0 million and two are denominated in U.S. dollar for a total of US$518.8 million, equivalent to S/1,978.7 million. To that date, the deposit in soles and deposits in U.S. dollar accrue interest at annual rates of 5.25 percent and 4.39 percent, respectively, and have maturities at 4 days.

As of December 31, 2021, the Group maintained four “overnight” deposits with the BCRP, which two were denominated in soles in amount of S/690.0 million and two in U.S. Dollar in amount of US$964.7 million, equivalent to S/3,846.4 million. At said date, deposits in soles and deposits in U.S. Dollar accrued interest at annual rates of 1.85 percent and 0.05 percent, respectively, and had maturities at 3 days.

(iii)	As of December 31, 2022, the Group maintains four term deposits, which are denominated in soles, accrue interest at an annual rate between 7.30 percent and 7.49 percent and expires on January 3, 2023. As of December 31, 2021, the Group held four term deposits denominated in soles, accruing interest at an annual rate between 2.48 percent and 2.49 percent and expired between January 3 and January 4, 2022. The decrease in term deposits at the BCRP is mainly influenced by higher rate levels at the market level, this generates a lower surplus to place in term deposits with the BCRP and, in general, a lower level of liquidity at the bank level.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these are cash in hand and earn interest at market rates. As of December 31, 2022 and 2021 Credicorp and its Subsidiaries do not maintain significant deposits with any bank.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2022	2021
	S/(000)	S/(000)

Cash collateral on repurchase agreements and security lendings (i)	649,769	1,080,616
Reverse repurchase agreement and security borrowings (ii)	452,087	654,783
Receivables for short sales	−	31,549
Total	1,101,856	1,766,948

(i)	As of December 31, 2022, the balance mainly comprises cash guarantees in U.S. dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, received in Bolivians and U.S. dollar for the equivalent of S/424.8 million (S/736.2 million, as of December 31, 2021). Likewise, cash guarantees were delivered to the BCRP for US$52.5 million, equivalent to S/200.4 million, to guarantee debts with this same institution for approximately S/185.0 million, (as of December 31, 2021, cash guarantee for approximately US$82.4 million, equivalent to S/328.4 million to guarantee a debt in soles of approximately S/285.0 million).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” in the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2022						2021
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Instruments issued by the Colombian Government	Colombian peso	4.66	−	205,480	26,979	232,459	254,226	5.89	−	321,196	−	321,196	361,337
Other instruments (*)		1.69	42,616	128,232	48,780	219,628	218,859	2.83	31,736	256,874	44,977	333,587	292,414
			42,616	333,712	75,759	452,087	473,085		31,736	578,070	44,977	654,783	653,751

(*)	Corporate and financial system instruments.

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2022						2021
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments, cash and loans (c)			−	64,273	12,268,416	12,332,689	12,449,218		−	204,916	20,986,894	21,191,810	21,362,884
Instruments issued by the Colombian Government	Colombian pesos	6.12	−	539,731	−	539,731	536,398	5.36	−	676,361	−	676,361	676,300
Instruments issued by the Chilean Government	Chilean pesos	0.96	38,192	−	−	38,192	38,192	0.31	−	74,218	−	74,218	74,216
Other instruments		3.77	15,840	40,273	−	56,113	56,193	2.91	−	71,477	−	71,477	71,431
			54,032	644,277	12,268,416	12,966,725	13,080,001		−	1,026,972	20,986,894	22,013,866	22,184,831

c)	As of December 31, 2022, and 2021 the Group has repurchase agreements secured with: (i) cash, see note 5(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2022			2021
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP - Reactiva Perú (*)	Sol	May 2023 / December 2025	6,981,698	Loans guaranteed by National Government	May 2023 / December 2025	14,994,230	Loans guaranteed by National Government
BCRP	Sol	January 2023 / September 2025	3,263,472	Investments	January 2022 / September 2025	2,938,683	Investments
Banco Central de Bolivia	Boliviano	January 2023 / December 2023	424,822	Cash	February 2022 / December 2022	736,155	Cash
BCRP - Reactiva Perú Especial (*)	Sol	June 2023 / December 2025	793,734	Loans guaranteed by National Government	June 2023 / December 2025	1,408,018	Loans guaranteed by National Government
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
BCRP, Note 5(a)(i)	Sol	March 2023	185,000	Cash with BCRP	March 2022 / March 2023	285,000	Cash with BCRP
Citigroup Global Markets Limited (i)	U.S. Dollar	August 2026	171,630	Investments	August 2026	179,415	Investments
Natixis S.A. (ii)	U.S. Dollar	August 2026	95,350	Investments	August 2026	99,675	Investments
Banco de la República	Colombian peso	January 2023	58,955	Investments	January 2022	203,026	Investments
Other minors		January 2023	5,099	Investments	January 2022	1,848	Investments
Accrued interest			82,929			75,760

			12,332,689			21,191,810

(*)	Comprised Agreement Transactions where BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.5 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 2022, the total credits granted through the Reactiva Perú program is S/8,877.2 million (S/18,404.6 million, as of December 31, 2021), see Note 7(a).

As of December 31, 2022, said operations accrue interest at fixed and variable rates between 0.50 percent and 12.84 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent, respectively, (between 0.50 percent and 6.73 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent , respectively, as of December 31, 2021).

Certain repurchase agreements were hedged using cross-currency swaps (CCS), as detailed below:

(i)	As of December 31, 2022 the Group maintains cross currency swaps (CCS) which were designated as a cash flow hedge of certain repurchase agreements in U.S. Dollar at variable rate for a notional amount of US$45.0 million, equivalent to S/171.6 million (approximately US$45.0 million, equivalent to S/179.4 million, as ofDecember 31, 2021). By means of these CCS, said repurchase agreements were economically converted to soles, see note 13(c).

(ii)	As of December 31, 2022, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. dollar at variable rate for a total notional amount of US$25.0 million, equivalent to S/95.3 million (approximately US$25.0 million, equivalent to S/99.7 million, as of December 31, 2021). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(c).

6	INVESTMENTS

a)	Investment at fair value through profit or loss comprises the following:

	2022	2021
	S/(000)	S/(000)

Mutual funds (i)	1,582,050	1,574,233
Investment funds (ii)	885,574	531,847
Government Bonds (iii)	651,219	1,185,541
Restricted mutual funds (iv)	351,317	365,954
Central Bank of Chile bonds	202,986	32,761
Participation in RAL Funds (v)	167,781	323,139
Corporate bonds	103,330	172,857
Subordinated bonds	84,121	110,484
Shares	47,820	90,728
Multilateral organization bonds	47,770	33,082
ETF (Exchange - Traded Fund)	25,042	105,305
Certificates of deposit BCRP (vi)	−	1,111,142
Hedge funds	280	176,816
Others	48,269	105,351
Balance before accrued interest	4,197,559	5,919,240
Accrued interest	1,775	9,298
Total	4,199,334	5,928,538

(i)	As of December 31, 2022, the balance comprises mutual funds from Luxembourg, Bolivia, Peru, and other countries, which represent 64.2 percent, 23.5 percent, 4.8 percent, and 7.5 percent of the total, respectively. As of December 31, 2021, the balance comprises to mutual funds from Luxembourg, Bolivia, Ireland, and other countries, which represent 70.5 percent, 21.5 percent, 3.8 percent, and 4.2 percent of the total, respectively.

(ii)	As of December 31, 2022, the balance mainly comprises investment funds in Peru, the United States of America, and Colombia, which represent 44.3 percent, 30.8 percent, and 15.5 percent, respectively, among other countries. As of December 31, 2021, the balance mainly comprises investment funds in Peru and the United States of America, which represented 40.6 percent and 55.6 percent, respectively.

(iii)	As of December 31, 2022, and 2021 the balance of these instruments includes the following government treasury bonds:

	2022	2021
	S/(000)	S/(000)

Colombian Government Bonds	609,255	898,733
Chilean Government Bonds	38,153	66,643
United States of America Government Bonds	3,811	7,948
Peru Government Bonds	−	211,571
Brazilian Government Bonds	−	646
Total	651,219	1,185,541

(iv)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

(v)	As of December 31, 2022 these funds are approximately Bs218.7 million, equivalent to S/121.7 million, and US$12.1 million, equivalent to S/46.1 million. As of December 31, 2021, these funds amounted to approximately Bs346.1 million, equivalent to S/202.3 million, and US$30.3 million, equivalent to S/120.8 million; and include investments made by the Group in the Central Bank of Bolivia as a guarantee for deposits received from the public. These funds have restrictions on their use and are required of all banks in Bolivia.

(vi)	As of December 31, 2021 the balance comprises 2,789 certificates of deposit for US$278.7 million, equivalent to S/1,111.1 million, which accrue interest at an effective annual rate of 0.67 percent to 0.70 percent, and with maturity from January to February 2022.

b)	Investments at fair value through other comprehensive income comprises the following:

	2022				2021
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	13,914,118	61,336	(1,194,756)	12,780,698	14,456,083	594,025	(334,687)	14,715,421
Government Bonds (ii)	9,139,100	59,788	(670,177)	8,528,711	9,600,115	206,701	(568,417)	9,238,399
Certificates of deposit BCRP (iii)	7,021,219	868	(2,608)	7,019,479	8,347,101	7	(9,676)	8,337,432
Securitization instruments (iv)	772,737	1,564	(107,377)	666,924	768,012	20,202	(66,825)	721,389
Negotiable certificates of deposit (v)	577,286	9,988	(1,516)	585,758	615,514	10,505	(1,508)	624,511
Subordinated bonds	377,111	462	(17,467)	360,106	217,222	6,281	(4,224)	219,279
Others	117,123	958	(6,831)	111,250	125,877	4,699	(4,324)	126,252
	31,918,694	134,964	(2,000,732)	30,052,926	34,129,924	842,420	(989,661)	33,982,683
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	14,158	−	126,805	112,647	72,124	−	184,771
Alicorp S.A.A.	12,197	144,641	−	156,838	12,197	125,356	−	137,553
Bolsa de Valores de Lima	18,367	6,632	−	24,999	19,423	6,730	−	26,153
Bolsa de Comercio de Santiago	3,995	4,006	−	8,001	3,648	4,108	−	7,756
Compañía Universal Textil S.A.	9,597	−	(3,191)	6,406	9,597	−	(3,233)	6,364
Pagos Digitales Peruanos S.A.	5,611	−	(5,611)	−	5,197	−	(5,197)	−
Bolsa de Valores de Colombia	3,541	−	(1,152)	2,389	4,402	−	(188)	4,214
Corporación Andina de Fomento	4,441	930	−	5,371	4,441	1,176	−	5,617
Others	2,844	3,392	(690)	5,546	3,584	2,557	(742)	5,399
	173,240	173,759	(10,644)	336,355	175,136	212,051	(9,360)	377,827

Balance before accrued interest	32,091,934	308,723	(2,011,376)	30,389,281	34,305,060	1,054,471	(999,021)	34,360,510
Accrued interest				396,880				397,933
Total				30,786,161				34,758,443

The variation in the fair value of the investments is mainly due to the increase in interest rates in soles and in foreign currency, which negatively affected the investment portfolios at fair value with changes in other comprehensive income as of December 31, 2022. Credicorp's Management has determined that the unrealized losses of investments at fair value through other comprehensive income as of December 31, 2022 and December 31, 2021 are of a temporal nature; considering factors such as the planned strategy in relation to the security or portfolio identified, the related guarantee and the credit rating of the issuers. During 2022, as a result of the evaluation of the impairment loss of investments at fair value with changes in other comprehensive income, the Group has recorded a provision for credit loss of S/58.3 million (provision for credit loss of S/6.8 million ended December 31, 2021), which is presented in the caption "Net gain in securities", see note 24 of the consolidated statement of income. Furthermore, Management has decided and has the ability to hold each of these investments for a period of time to allow an early recovery in fair value, even before their sufficient recovery or maturity.

The maturities and annual market rates of investments at fair value through other comprehensive income during 2022 and 2021, are as follows:

	Maturities		Annual effective interest rate
	2022	2021	2022						2021
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2023 / Nov-2095	Jan-2022 / Nov-2095	4.10	13.45	0.29	157.05	2.60	14.89	1.64	19.28	-	67.59	1.35	7.86
Government treasury bonds	Jan-2023 / Feb-2055	Jan-2022 / Feb-2055	1.87	8.13	-	8.19	-	-	1.79	6.91	-	4.61	4.00	5.16
Certificates of deposit BCRP	Jan-2023 / Sep-2023	Jan-2022 / Mar-2023	7.13	7.48	-	-	-	-	2.52	3.40	-	-	-	-
Negotiable certificates of deposits	Jan-2023 / Jul-2033	Jan-2022 / Jul-2033	8.76	8.76	2.48	4.80	1.00	13.50	3.88	3.88	2.48	2.68	1.00	6.02
Securitization instruments	Aug-2023 / Sep-2045	Jan-2022 / Sep-2045	5.03	30.87	5.64	16.63	3.50	7.50	4.05	28.90	2.17	10.85	3.50	-
Subordinated bonds	Jan-2023 / Aug-2045	Apr-2022 / Aug-2045	2.15	10.01	3.36	23.73	-	-	0.28	7.48	0.86	7.62	-	-
Others	Apr-2023 / Feb-2035	Apr-2022 / Feb-2035	2.22	9.56	8.03	8.58	0.05	0.08	1.77	7.99	3.39	5.05	0.05	0.05

Likewise, as of December 31, 2022, the Group entered into repurchase agreements for government bonds and BCRP certificates of deposit classified as investments at fair value through other comprehensive income, for an estimated fair value of S/1,108.1 million (S/318.4 million as of December 31, 2021), whose related liability is presented in "Accounts payable for repurchase agreements and securities lending" of the consolidated statement of financial position, see note 5(c).

As of December 31, 2022, the Group maintains IRS, which have been designated as hedges of the fair value of certain fixed-rate bonds in U.S. dollar issued by corporate companies classified as investments at fair value through other comprehensive income, for a nominal amount of S/926.5 million (S/636.4 million as of December 31, 2021), see note 13(c); through said IRS these bonds were economically converted to a variable rate.

(i)	As of December 31, 2022, the balance comprises corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, which represent 39.2 percent, 37.4 percent, 4.4 percent and 19.0 percent. of the total, respectively. As of December 31, 2021, the balance comprises corporate bonds issued by companies in the United States of America, Peru, Chile and other countries, which represent 38.1 percent, 37.1 percent, 4.6 percent and 20.2 percent of the total, respectively.

Likewise, as of December 31, 2022, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for nominal amounts of S/114.1 million. As of December 31, 2021, it had CCS for an amount of S/79.1 million, see note 13(c); Through said CCS, the bonds were economically converted into soles at a fixed rate.

As of December 31, 2022, the most significant individual unrealized loss amount ascends to approximately S/34.2 million of Inversiones Nacionales de Turismo - Intursa S.A, S/18.5 million as of December 31, 2021. The largest unrealized loss with respect to the balance sheet of 2021 is due to the behavior of the market.

(ii)	As of December 31, 2022 and December 31, 2021, the balance includes the following Government Treasury Bonds:

	2022	2021
	S/(000)	S/(000)

Peruvian Government Bonds	6,126,564	7,496,775
U.S. and federal agency Government Bonds	2,103,713	1,455,114
Colombian Government Bonds	130,883	87,428
Chilean Government Bonds	78,383	83,978
Bolivian Government Bonds	67,040	89,941
Others	22,128	25,163
Total	8,528,711	9,238,399

(iii)	As of December 31, 2022, the Group maintains 70,253 certificates of deposits BCRP (83,494 as of December 31, 2021); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles. The decrease in the balance is mainly due to the maturity of these instruments.

(iv)	As of December 31, 2022 and December 31, 2021, the balance of securitization instruments includes the following:

	2022	2021
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	133,079	142,629
ATN S.A.	77,047	98,525
Colegios Peruanos S.A.	61,109	68,714
Multimercados Zonales S.A.C.	47,643	-
Costa de Sol S.A.	37,653	46,502
Nessus Hoteles Perú S.A.	32,519	38,547
Concesionaria La Chira S.A.	25,906	27,370
Fábrica Nacional de Cemento S.A.	22,529	28,187
Homecenters Peruanos S.A.	22,804	27,206
Others (less than S/27.7 million and S/28.2 million, respectively)	206,635	243,709
Total	666,924	721,389

The instruments have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (ATN S.A.).

(v)	As of December 31, 2022, the balance corresponds to certificates for US$1.8 million, equivalent to S/6.7 million, in soles for S/5.9 million; and in other currencies, equivalent to S/ 573.2 million issued mainly by the financial systems of Colombia and Bolivia. As of December 31, 2021, the balance comprises to certificates for US$0.67 million, equivalent to S/2.7 million, in soles for S/6.8 million; and in other currencies, equivalent to S/ 615.1 million issued mainly by the financial system of Colombia and Bolivia.

Likewise, as of December 31, 2022, the Group maintains CCS, which were designated as cash flow hedges of certain certificates for nominal amounts of S/17.3 million. As of December 31, 2021, the amount amounted to S/75.5 million, see note 13(c); Through said CCS, the certificates were economically converted into soles at a fixed rate.

Due to the increase in market liquidity due to government programs such as Reactiva Perú and the successive withdrawals of Pension Fund Administrators (hereinafter AFPs), approved by Congress since 2020, Banco de Crédito del Perú had to incorporate changes to the business model of investments at fair value with change in other comprehensive income to contribute to the matching of its assets and liabilities. In October 2022, as a result of this change, the Bank has reclassified a portfolio of investments at fair value with changes in other comprehensive income to investments at amortized cost for S/2,232.7 million and has reversed the unrealized net loss of this portfolio recorded in other comprehensive income of equity net for S/549.2 million, in order to record it as if it had always been a portfolio classified at amortized cost from the beginning.

The change in the business model and the reclassification are in accordance with the provisions of IFRS 9 "Financial Instruments", see note 3(f)(iv), and have been approved by the Risk Management Committee and the of Treasury Risks and ALM of the Bank.

c)	Amortized cost investments consist of the following:

	2022
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	9,573,026	8,055,873
Corporate bonds (i)	442,558	445,684
Subordinated bonds (i)	49,597	49,830
Certificates of payment on work progress (CRPAO) (ii)	47,584	46,786
Other government bonds (i)	114,262	113,759
	10,227,027	8,711,932
Accrued interest	218,702	218,702
Total investments at amortized cost, net	10,445,729	8,930,634

	2021
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	7,438,364	7,169,787
Corporate bonds (i)	420,263	419,069
Subordinated bonds (i)	86,861	86,412
Certificates of payment on work progress (CRPAO) (ii)	74,499	19,310
Other government bonds (i)	74,122	73,645
	8,094,109	7,768,223
Accrued interest	171,450	171,450
Total investments at amortized cost, net	8,265,559	7,939,673

The expected loss of investments at amortized cost as of December 31, 2022 and 2021 is S/3.9 million and S/2.8 million, respectively.

(i)	As of December 31, 2022, said bonds have maturities between January 2023 and February 2042; accruing interest at an effective annual rate between 6.65 percent and 8.13 percent per year for bonds issued in soles, between 2.59 percent and 16.30 percent for bonds issued in U.S. dollar, and between 5.66 percent and 11.24 percent per year for bonds issued in other currencies. As of December 31, 2021, they have maturities between January 2022 and February 2042, accruing interest at an effective annual interest rate between 3.62 percent and 6.77 percent for bonds denominated in soles, between 0.71 percent and 4.50 percent for bonds issued in U.S. dollar and between 0.0 percent and 2.96 percent on bonds issued in other currencies.

As of December 31, 2021, the instruments with an interest rate of 0.00 percent correspond to bonds issued by the Colombian Government, whose emission indicators at the acquisition date were at very low levels; however, MiBanco Colombia invested in these instruments because it is a Colombian company that must invest in them in accordance with local regulations, with the objective that the funds acquired by the Colombian Government be used for the development and incentive of certain economic sectors.

The variation in the fair value of investments at amortized cost is mainly due to the increase in interest rates in soles and in foreign currency, which negatively affected the fair value of this portfolio as of December 31, 2022. Credicorp’s Management has determined that, as of December 31, 2022, the difference between the amortized cost and the fair value of these investments is of a temporary nature and Credicorp has the intention and ability to hold each of these investments until maturity.

As of December 31, 2022, the Group has investment repurchase agreements at amortized cost for an estimated fair value of S/3,540.5 million. As of December 31, 2021, the amount amounted to S/3,854.0 million, whose related liability is presented in the caption "Accounts payable for repurchase agreements and securities lending" of the condensed interim consolidated statement of financial position, see note 5(c).

(ii)	As of December 31, 2022, there are 57 certificates of Annual Acknowledgment of Work Progress Payment - CRPAO (89 CRPAO as of December 31, 2021), issued by the Peruvian State to finance projects and concessions. Said issuance is a mechanism established in the concession contract signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2023 and April 2026, accruing interest at an effective annual rate between 6.20 percent and 7.59 percent (between January 2022 and April 2026, accruing interest at an effective annual rate between 2.32 percent and 4.26 percent as of December 31, 2021).

The increase in bonds at amortized cost is due to the fact that, in October 2022, Banco de Crédito del Perú reclassified its portfolio of bonds at fair value through other comprehensive income at amortized cost due to a change in its business model, see note 6(b).

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2022
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	296,347	8,246,819	191,098
From 3 months to 1 year	358,233	2,599,972	343,670
From 1 to 3 years	348,755	4,088,478	1,456,530
From 3 to 5 years	257,643	4,374,806	459,604
More than 5 years	694,779	10,742,851	7,776,125
Without maturity	2,241,802	336,355	−
Total	4,197,559	30,389,281	10,227,027

	2021
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,172,875	8,117,458	78,311
From 3 months to 1 year	209,172	3,683,466	296,699
From 1 to 3 years	746,115	4,804,229	1,641,340
From 3 to 5 years	136,444	4,111,276	459,363
More than 5 years	1,020,840	13,266,254	5,618,396
Without maturity	2,633,794	377,827	−
Total	5,919,240	34,360,510	8,094,109

7	LOANS, NET

a)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Direct loans -
Loans	119,602,591	120,621,183
Credit cards	6,187,910	5,626,026
Leasing receivables	6,174,850	6,446,450
Factoring receivables	3,976,898	3,572,697
Discounted notes	2,982,291	2,718,321
Advances and overdrafts in current account	219,932	69,238
Refinanced loans	2,100,018	1,800,465
Total direct loans	141,244,490	140,854,380

Internal overdue loans and under legal collection loans	5,945,779	5,562,439
	147,190,269	146,416,819
Add (less) -
Accrued interest	1,516,962	1,280,262
Unearned interest	(80,857)	(99,669)
Total direct loans	148,626,374	147,597,412
Allowance for loan losses (c)	(7,872,402)	(8,477,308)
Total direct loans, net	140,753,972	139,120,104

The credits granted as part of the Reactiva Peru program are guaranteed by the Peruvian State. The total credits granted through this program as of December 31, 2022, and 2021 amount to S/8,877.2 million and S/18,404.6 million, respectively. Likewise, as of December 31, 2022, and 2021, loans from the Reactiva Peru program were rescheduled for an amount of S/5,669.2 million and S/7,539.9 million, respectively. Overdue loans of the Reactiva Peru program as of December 31, 2022, and 2021 amount to S/1,047.8 million and S/1,061.0 million, respectively. On the other hand, the Group maintains repurchase agreements with guarantees, which are detailed in note 5(c).

The government, in order to serve small companies that the Reactiva Peru program does not reach, has established the MYPE Business Support Fund (FAE-MYPE) which represents for Mibanco as of December 31, 2022, a total of S/3.9 million and S/83.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. As of December 31, 2021, S/14.8 million and S/209.9 million for FAE-MYPE 1 and FAE-MYPE 2, respectively. Likewise, as of December 31, 2022, and 2021, loans from the FAE-MYPE 2 program were rescheduled for an amount of S/36.7 million and S/55.9 million, respectively.

Due to the effects of the COVID-19 Pandemic, BCP and Mibanco, the main Credicorp Subsidiaries, have offered their customers the opportunity to reschedule their loans for 30 or 90 days without incurring past due commissions and principal interest. As of December 31, 2022, and 2021, the rescheduled portfolio amounts to S/11,448.7 million and S/20,961.1 million, respectively

In the loan portfolio, the most vulnerable microfinance operations correspond to Mibanco and in individual BCP to SME products and consumer loans, where debt rescheduling rates reached 3.69 percent, 22.18 percent, and 4.08 percent as of December 31. December 2022. As of December 31, 2021, they reached a debt rescheduling of 5.25 percent, 34.00 percent, and 11.40 percent.

b)	As of December 31, 2022, and 2021, the composition of the gross credit balance is as follows:

	2022	2021
	S/(000)	S/(000)

Direct loans, Note7(a)	147,190,269	146,416,819
Indirect loans, Note 21(a)	20,928,055	22,914,343
Banker´s acceptances Note 3(r)	699,678	532,404
Total	168,818,002	169,863,566

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2022 and 2021 is as follows:

Stage 1
Loans by class	Balance at December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
Loans by class	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	90,281,463	(10,689,388)	(782,333)	7,640,908	356,896	1,067,360	(21,784)	-	(1,662,665)	86,190,457
Residential mortgage loans	18,702,189	(4,019,065)	(84,000)	1,995,000	27,176	2,247,060	7,496	-	(235,424)	18,640,432
Micro-business loans	10,803,696	(11,398,414)	(235,229)	4,142,176	95,327	10,960,618	(739,253)	-	(203,268)	13,425,653
Consumer loans	11,993,823	(6,578,251)	(300,120)	3,313,501	58,137	6,176,605	753,541	-	(30,301)	15,386,935
Total	131,781,171	(32,685,118)	(1,401,682)	17,091,585	537,536	20,451,643	−	−	(2,131,658)	133,643,477

Stage 2
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	11,342,409	(7,640,908)	(2,586,811)	10,689,388	434,550	(3,906,923)	614,296	−	(95,828)	8,850,173
Residential mortgage loans	1,758,125	(1,995,000)	(292,259)	4,019,065	23,225	(286,590)	427	−	(19,912)	3,207,081
Micro-business loans	8,927,358	(4,142,176)	(1,627,919)	11,398,414	93,396	(6,722,150)	(599,450)	−	(61,009)	7,266,464
Consumer loans	2,921,075	(3,313,501)	(1,025,878)	6,578,251	71,775	(1,741,617)	(15,273)	−	(3,228)	3,471,604
Total	24,948,967	(17,091,585)	(5,532,867)	32,685,118	622,946	(12,657,280)	−	−	(179,977)	22,795,322

Stage 3
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	8,756,743	(356,896)	(434,550)	782,333	2,586,811	(2,934,746)	(95,866)	(7,803)	(145,826)	8,150,200
Residential mortgage loans	1,371,146	(27,176)	(23,225)	84,000	292,259	(283,888)	−	(2,442)	(22,613)	1,388,061
Micro-business loans	1,906,210	(95,327)	(93,396)	235,229	1,627,919	(1,905,488)	85,153	(909)	(17,832)	1,741,559
Consumer loans	1,099,329	(58,137)	(71,775)	300,120	1,025,878	(1,205,204)	10,713	(304)	(1,237)	1,099,383
Total	13,133,428	(537,536)	(622,946)	1,401,682	5,532,867	(6,329,326)	−	(11,458)	(187,508)	12,379,203

Consolidated 3 Stages
Loans by class	Balance at December 31, 2021	Loan portfolio written off and forgiven	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	110,380,615	(421,319)	(5,352,990)	496,646	(7,803)	(1,904,319)	103,190,830
Residential mortgage loans	21,831,460	(33,960)	1,710,542	7,923	(2,442)	(277,949)	23,235,574
Micro-business loans	21,637,264	(1,164,678)	3,497,658	(1,253,550)	(909)	(282,109)	22,433,676
Consumer loans	16,014,227	(955,301)	4,185,085	748,981	(304)	(34,766)	19,957,922
Total	169,863,566	(2,575,258)	4,040,295	−	(11,458)	(2,499,143)	168,818,002

Stage 1
Loans by class	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,366,795	(13,032,923)	(912,504)	8,283,495	464,932	5,398,312	1,482,015	−	4,231,341	90,281,463
Residential mortgage loans	18,063,315	(2,595,038)	(226,183)	1,622,944	76,745	1,378,089	(45,768)	(474)	428,559	18,702,189
Micro-business loans	11,580,793	(12,106,836)	(332,694)	4,401,320	142,517	9,164,707	(2,193,954)	−	147,843	10,803,696
Consumer loans	9,980,504	(4,602,656)	(685,511)	1,961,919	72,304	4,394,600	757,707	−	114,956	11,993,823
Total	123,991,407	(32,337,453)	(2,156,892)	16,269,678	756,498	20,335,708	−	(474)	4,922,699	131,781,171

Stage 2
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	10,090,159	(8,283,495)	(3,350,523)	13,032,923	800,280	(2,042,256)	800,739	−	294,582	11,342,409
Residential mortgage loans	1,360,460	(1,622,944)	(516,497)	2,595,038	185,299	(255,142)	(5,529)	−	17,440	1,758,125
Micro-business loans	8,451,947	(4,401,320)	(1,921,386)	12,106,836	164,077	(4,686,408)	(794,634)	−	8,246	8,927,358
Consumer loans	2,584,176	(1,961,919)	(854,967)	4,602,656	214,329	(1,666,707)	(576)	−	4,083	2,921,075
Total	22,486,742	(16,269,678)	(6,643,373)	32,337,453	1,363,985	(8,650,513)	−	−	324,351	24,948,967

Stage 3
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	6,850,481	(464,932)	(800,280)	912,504	3,350,523	(1,413,990)	5,957	(30,101)	346,581	8,756,743
Residential mortgage loans	1,144,605	(76,745)	(185,299)	226,183	516,497	(270,401)	(3,696)	(9,126)	29,128	1,371,146
Micro-business loans	1,978,448	(142,517)	(164,077)	332,694	1,921,386	(2,017,681)	(9,675)	(6,629)	14,261	1,906,210
Consumer loans	1,641,295	(72,304)	(214,329)	685,511	854,967	(1,808,007)	7,414	(1,237)	6,019	1,099,329
Total	11,614,829	(756,498)	(1,363,985)	2,156,892	6,643,373	(5,510,079)	−	(47,093)	395,989	13,133,428

Consolidated 3 Stages
Loans by class	Balance at December 31, 2020	Loan portfolio written off and forgiven	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	101,307,435	(160,079)	2,102,145	2,288,711	(30,101)	4,872,504	110,380,615
Residential mortgage loans	20,568,380	(39,189)	891,735	(54,993)	(9,600)	475,127	21,831,460
Micro-business loans	22,011,188	(1,517,271)	3,977,889	(2,998,263)	(6,629)	170,350	21,637,264
Consumer loans	14,205,975	(1,349,843)	2,269,729	764,545	(1,237)	125,058	16,014,227
Total	158,092,978	(3,066,382)	9,241,498	−	(47,567)	5,643,039	169,863,566

c)	As of December 31, 2022, and 2021, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances is shown below:

Stage 1
Loans by class	Balance at December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	607,880	(167,527)	(16,135)	168,102	41,729	86,676	(120,997)	(12,101)	-	(15,728)	571,899
Residential mortgage loans	76,706	(27,467)	(778)	52,161	15,910	10,256	(43,766)	2,274	-	(1,760)	83,536
Micro-business loans	434,162	(372,672)	(14,219)	152,072	17,632	471,157	(352,379)	(14,695)	-	(5,098)	315,960
Consumer loans	317,597	(195,412)	(9,065)	190,973	54,506	340,981	(419,651)	24,522	-	(4,129)	300,322
Total	1,436,345	(763,078)	(40,197)	563,308	129,777	909,070	(936,793)	−	−	(26,715)	1,271,717

Stage 2
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	652,781	(168,102)	(225,459)	167,527	61,995	(218,631)	167,455	58,569	-	(2,878)	493,257
Residential mortgage loans	97,388	(52,161)	(21,869)	27,467	13,888	(11,992)	76,064	75	-	(2,028)	126,832
Micro-business loans	625,255	(152,072)	(274,896)	372,672	34,163	(384,376)	381,863	(56,841)	-	(4,855)	540,913
Consumer loans	637,763	(190,973)	(312,930)	195,412	62,043	(132,340)	183,112	(1,803)	-	(710)	439,574
Total	2,013,187	(563,308)	(835,154)	763,078	172,089	(747,339)	808,494	−	−	(10,471)	1,600,576

Stage 3
Loans by class	Balance at December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,730,792	(41,729)	(61,995)	16,135	225,459	(734,370)	814,163	(51,601)	(7,590)	(42,377)	2,846,887
Residential mortgage loans	800,639	(15,910)	(13,888)	778	21,869	(163,673)	143,014	−	(1,671)	(13,378)	757,780
Micro-business loans	1,148,632	(17,632)	(34,163)	14,219	274,896	(1,351,918)	1,048,630	46,447	(830)	(15,127)	1,113,154
Consumer loans	941,416	(54,506)	(62,043)	9,065	312,930	(1,028,864)	822,883	5,154	(249)	(4,914)	940,872
Total	5,621,479	(129,777)	(172,089)	40,197	835,154	(3,278,825)	2,828,690	−	(10,340)	(75,796)	5,658,693

Consolidated 3 Stages			Credit loss of the period
Loans by class	Balance at December 31, 2021	Loan portfolio written off and forgiven	New loans and liquidation, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2022(**)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,991,453	(421,319)	(445,006)	860,621	(5,133)	(7,590)	(60,983)	3,912,043
Residential mortgage loans	974,733	(33,960)	(131,449)	175,312	2,349	(1,671)	(17,166)	968,148
Micro-business loans	2,208,049	(1,164,678)	(100,459)	1,078 ,114	(25,089)	(830)	(25,080)	1,970,027
Consumer loans	1,896,776	(955,301)	135,078	586,344	27,873	(249)	(9,753)	1,680,768
Total	9,071,011	(2,575,258)	(541,836)	2,700,391	−	(10,340)	(112,982)	8,530,986

Stage 1
Loans by class	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	721,503	(336,903)	(21,434)	305,143	29,199	(3,446)	(178,612)	67,526	−	24,904	607,880
Residential mortgage loans	157,935	(46,021)	(3,699)	60,588	39,211	48,386	(184,733)	158	−	4,881	76,706
Micro-business loans	610,188	(659,532)	(18,743)	276,189	25,295	834,576	(583,915)	(63,200)	−	13,304	434,162
Consumer loans	355,436	(305,127)	(25,628)	202,265	82,773	204,751	(199,591)	(4,484)	−	7,202	317,597
Total	1,845,062	(1,347,583)	(69,504)	844,185	176,478	1,084,267	(1,146,851)	−	−	50,291	1,436,345

Stage 2
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	666,002	(305,143)	(299,463)	336,903	97,276	(197,390)	264,953	83,136	−	6,507	652,781
Residential mortgage loans	111,739	(60,588)	(45,120)	46,021	94,787	10,612	(61,872)	(298)	−	2,107	97,388
Micro-business loans	1,087,978	(276,189)	(383,355)	659,532	67,236	(479,918)	31,194	(81,319)	−	96	625,255
Consumer loans	946,312	(202,265)	(412,088)	305,127	188,858	(334,140)	147,216	(1,519)	−	262	637,763
Total	2,812,031	(844,185)	(1,140,026)	1,347,583	448,157	(1,000,836)	381,491	−	−	8,972	2,013,187

Stage 3
Loans by class	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,229,427	(29,199)	(97,276)	21,434	299,463	(471,283)	742,567	(26,219)	(27,726)	89,604	2,730,792
Residential mortgage loans	639,750	(39,211)	(94,787)	3,699	45,120	(174,618)	410,446	(1,867)	(5,613)	17,720	800,639
Micro-business loans	1,445,988	(25,295)	(67,236)	18,743	383,355	(1,804,583)	1,166,499	22,871	(6,335)	14,625	1,148,632
Consumer loans	1,463,365	(82,773)	(188,858)	25,628	412,088	(1,618,776)	924,246	5,215	(1,159)	2,440	941,416
Total	5,778,530	(176,478)	(448,157)	69,504	1,140,026	(4,069,260)	3,243,758	−	(40,833)	124,389	5,621,479

Consolidated 3 Stages			Credit loss of the period
Loans by class	Balance at December 31, 2020	Loan portfolio written off and forgiven	New loans and liquidation, net	Changes in PDs, LGDs, EADs(*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021(**)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,616,932	(160,079)	(512,040)	828,908	124,443	(27,726)	121,015	3,991,453
Residential mortgage loans	909,424	(39,189)	(76,431)	163,841	(2,007)	(5,613)	24,708	974,733
Micro-business loans	3,144,154	(1,517,271)	67,346	613,778	(121,648)	(6,335)	28,025	2,208,049
Consumer loans	2,765,113	(1,349,843)	(398,322)	871,871	(788)	(1,159)	9,904	1,896,776
Total	10,435,623	(3,066,382)	(919,447)	2,478,398	−	(40,833)	183,652	9,071,011

(*)	The movement includes the following effects:

(i)	calibrations to the PD, LGD and EAD models,
(ii)	updates to macroeconomic models and projections,
(iii)	increase or decrease of credit risk of loans due to stage changes,
(iv)	increase or decrease of credit risk of loans that remain in the same stage.

(**)	The movement in the allowance for loan losses of the period 2022 includes the allowance for direct, indirect loans and due from customers on banker’s acceptances for approximately S/7,872.4 million and S/658.6 million, respectively (approximately S/8,477.3 million and S/593.7 million, respectively, as of December 31, 2021). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2022 and 2021 has been established in accordance with IFRS 9 and is sufficient to cover losses on the loan portfolio.

Gross balance of the direct and indirect credit portfolio and bank acceptances:

At the end of December 2022, the gross balance of the loan portfolio decreased in relation to the end of December 2021. The decrease was mainly due to (i) the amortization of the Reactiva Peru loans in Comerciales BCP, (ii) the write-offs in Consumption BCP and Pequeña y Microempresa Mibanco Perú, and (iii) the drop in the exchange rate. The aforementioned effects were partially offset by the increase in disbursements in Pequeña y Microempresa Mibanco Perú, Consumo BCP and Hipotecario BCP.

Allowance for credit loss for direct and indirect loans and bank acceptances:

At the end of December 2022, the provision for credit loss of the loan portfolio decreased in relation to the end of December 2021. This decrease was mainly due to the flow of write-offs carried out during 2022, which mainly impacted the BCP consumer segment and to the small and microenterprise segment in both BCP and Mibanco Perú; In addition, it was due, although to a lesser extent, to the decrease in the US$/Sol exchange rate. The above effects were partially offset by the deterioration of the macroeconomic component, which had a greater impact on the consumer and small and microenterprise segments at BCP, and by entering segments of greater profitability and risk in small and microenterprises at BCP.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, bonds, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2022, and 2021 by maturity based on the remaining period to the payment due date:

	2022	2021
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	34,192,006	28,165,353
From 3 months to 1 year	35,338,442	35,930,674
From 1 to 3 years	29,576,654	36,354,113
From 3 to 5 years	11,572,896	9,327,203
From 5 to 15 years	27,144,332	26,926,208
More than 15 years	3,420,160	4,150,829
	141,244,490	140,854,380

Internal overdue loans -
Overdue up to 90 days	1,264,436	1,353,655
Over 90 days	4,681,343	4,208,784
	5,945,779	5,562,439

Total	147,190,269	146,416,819

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of the item is presented below:

	2022	2021
	S/(000)	S/(000)

Investment Link (a)	762,442	974,664
Other	6,359	12,418
Total	768,801	987,082

(a)	The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from the Investment Link is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Net profit on sale and fluctuations of financial investments (i)	(182,671)	44,763	106,366
Dividends, interests and others	6,798	9,900	9,261
Total, Note 25 (a)	(175,873)	54,663	115,627

(i)	As of December 31, 2022 the prices of fixed and variable income instruments have decreased due to the moderation in inflation due to a less tightening of the monetary policy of the Federal Reserve Board (FED).

The lower prices of food, energy, ocean freight, and rentals in the United States of America were reflected in the latest total inflation figures for October, November and December 2022, reaching records of 7.7 percent, 7.1 percent and 6.5 percent, respectively. The fall in investment prices is affected by the local and European economic environment and the increase in the reference rate of the FED.

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see note 25 (a).

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2022 and 2021, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/913.1 million and S/921.1 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Balances as of January 1	1,198,379	919,419	791,704
Reported claims of premiums ceded, Note 26	347,145	542,341	283,041
Reserve risk in progress of premiums ceded, Note 25(a)(**),(i)	(7,371)	8,996	23,186
Premiums assumed	2,460	803	−
Settled claims of premiums ceded by reinsurance contracts	(96,278)	(168,695)	(229,729)
Collections and others, net (ii)	(337,661)	(104,485)	51,217
Balances at the end of the period	1,106,674	1,198,379	919,419

As of December 31, 2022 and 2021 accounts receivable include S/76.1 million and S/299.0 million, respectively, which correspond to the technical reserves of the ceded portion of premiums to reinsurers.

(i)	As of December 31, 2022, the variation mainly comprises the aviation lines for S/28.7 million and the decrease in maritime hull lines for S/19.2 million, fire for S/14.4 million, civil liability for S/9.8 million and other minors for S/1.6 million. As of December 31, 2021, the variation mainly comprises aviation lines for S/33.8 million and civil liability for S/8.9 million; and fire reduction for S/15.0 million, banks for S/4.9 million, maritime hulls for S/3.3 million and other minors for S/5.3 million.

(ii)	As of December 31, 2022, the variation mainly comprises the effect of the exchange difference for S/393.4 million, collections from reinsurers for S/26.5 million and other minors of S/29.3 million. As of December 31, 2021, the balance is mainly made up of collections made to reinsurers for S/110.3 million, the effect of exchange difference for S/64.9 million and other minors of S/59.4 million.

Accounts Payable:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Balances as of January 1	463,825	338,446	216,734
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	392,123	355,356	244,112
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	399,482	392,346	327,098
Coinsurance granted	25,430	8,154	753
Payments and other, net (i)	(860,766)	(630,477)	(450,251)
Balances at the end of the period	420,094	463,825	338,446

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

(i)	As of December 31, 2022, the balance is mainly made up of payments to reinsurers for S/811.8 million, the effect of exchange difference for S/16.8 million and other minors for S/32.1 million. As of December 31, 2021, the balance is mainly made up of payments from reinsurers for S/608.7 million, the effect of exchange difference for S/11.9 million and other minors of S/9.8 million.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	401,856	1,157,506	720,176	465,006	602,387	115,650	38,309	3,500,890	3,515,202	3,512,477
Additions	1,756	20,112	22,857	35,596	41,543	754	70,082	192,700	107,790	98,120
Acquisition of business	−	−	−	151	268	−	−	419	−	−
Transfers	−	−	13,440	11,909	2,358	2,003	(29,710)	−	−	−
Disposal, derecognition and others	(28,127)	(30,713)	(24,795)	(45,528)	(75,510)	(6,246)	(19,894)	(230,813)	(122,102)	(95,395)
Balance as of December 31	375,485	1,146,905	731,678	467,134	571,046	112,161	58,787	3,463,196	3,500,890	3,515,202

Accumulated depreciation -
Balance as of January 1	−	711,547	527,619	327,178	534,693	91,074	−	2,192,111	2,140,327	2,084,304
Depreciation of the period	−	26,134	33,614	29,316	33,662	5,717	−	128,443	140,173	142,092
Acquisition of business	−	−	−	46	56	−	−	102	−	−
Transfers	−	−	−	−	−	−	−	−	−	−
Disposals and others	−	(12,091)	(11,232)	(32,460)	(75,802)	(6,973)	−	(138,558)	(88,389)	(86,069)
Balance as of December 31	−	725,590	550,001	324,080	492,609	89,818	−	2,182,098	2,192,111	2,140,327

Net carrying amount	375,485	421,315	181,677	143,054	78,437	22,343	58,787	1,281,098	1,308,779	1,374,875

Banks, financial institutions, and insurance entities that operate in Peru cannot pledge their fixed assets.

During the year 2022, the administration, as part of the investment in fixed assets, has made disbursements related mainly to the purchase of furniture and fixtures, for the conditioning and remodeling of its various agencies and administrative offices. Likewise, during 2021, as part of the investment in fixed assets that it makes annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina, San Pedro office, Lima office. During 2020, the Bank has made disbursements related mainly to the remodeling of its headquarters located in La Molina and the comprehensive remodeling of the Café Dasso office.

During the year 2022, Management decided to sell various properties, mainly land and buildings, whose approximate sale price was S/46.1 million, with a cost of S/33.8 million. During the year 2021, Management decided to sell various properties, mainly land and buildings, whose approximate sale price was S/14.2 million, with a cost of S/7.9 million. During the year 2020, Management decided to carry out the sale of real estate, the main one being the property located on Av. Francisco Bolognesi, district of Chimbote, department of Ancash and the second property located on Ayabaca street, district and province of Ica, whose sale price of both properties amounted to S/3.3 million.

The subsidiaries of Credicorp Ltd. maintain insurance on their main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, the useful life and the depreciation method used of the Group's property, furniture and equipment; in order to ensure that these are consistent with their current economic benefit and life expectancy. In Management's opinion, as of December 31, 2022 and December 31, 2021, and 2020, there is no evidence of impairment of the Group's property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2022, 2021 and 2020 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	380,413	171,864	95,378	21,100	3,359,995	656,912	22,643	4,708,305	4,293,864	3,804,989
Additions	−	−	−	−	137,672	565,209	789	703,670	532,244	535,241
Acquisition of business	−	−	−	−	4,601	−	2,932	7,533	−	−
Transfers	−	−	−	−	302,849	(302,849)	−	−	−	−
Disposals and others	(6,811)	−	(21,966)	−	(163,026)	(52,059)	(8,411)	(252,273)	(117,803)	(46,366)
Balance as of December 31	373,602	171,864	73,412	21,100	3,642,091	867,213	17,953	5,167,235	4,708,305	4,293,864

Accumulated amortization -
Balance at January 1	291,191	53,540	21,945	21,100	2,398,770	−	8,538	2,795,084	2,475,466	2,138,724
Amortization of the period	15,180	6,948	3,839	−	373,698	−	4,061	403,726	381,794	355,818
Disposals and others	(3,858)	−	(12,960)	−	(134,783)	−	(7,190)	(158,791)	(62,176)	(19,076)
Balance as of December 31	302,513	60,488	12,824	21,100	2,637,685	−	5,409	3,040,019	2,795,084	2,475,466

Net carrying amount	71,089	111,376	60,588	−	1,004,406	867,213	12,544	2,127,216	1,913,221	1,818,398

During 2022, the Group has made disbursements related mainly to the implementation and development of various IT projects such as Cubo - Mis Financiero, Yape, DataLake - Data Vault, IFRS 9 Strategic Tool, Office Banking, Visio Plus, among others. During 2021, the Group has made disbursements related mainly to the implementation and development of various IT projects such as Data Lake - Data Vault, Mobile Banking I14, Telephone Banking by voice call I15 and improvements in Yape, among others. During 2020, the Group has made disbursements related mainly to the implementation and development of various IT projects such as Identify Access Management, Two-way Communication for Fraud alerts, HomeBanking 2.0, among others.

In Management's opinion, as of December 31, 2022, 2021 and 2020, the net book value of intangibles does not exceed their recoverable value.

(i)	Client relationships -

This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	45,262	57,613
Credicorp Capital Holding Chile - Inversiones IMT	15,564	17,679
Ultraserfinco S.A	6,971	10,148
Tenpo	1,483	1,930
Culqi	1,809	1,852
Net carrying amount	71,089	89,222

(ii)	Brand name -

This item consists of the following:

	2022	2021
	S/(000)	S/(000)

MiBanco	111,009	117,670
Culqi	367	654
Net carrying amount	111,376	118,324

(iii)	Fund management contract -

This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Credicorp Capital Colombia	27,620	36,724
Credicorp Capital Holding Chile - Inversiones IMT	30,495	33,717
Ultraserfinco S.A.	2,473	2,992
Net carrying amount	60,588	73,433

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2022	2021
	S/(000)	S/(000)

MiBanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP Unión Vida	124,641	124,641
MiBanco Colombia	99,979	124,746
Credicorp Capital Colombia	92,188	114,714
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Wally POS S.A	24,214	−
Tenpo SpA	23,441	24,444
Tenpo Prepago S.A.	13,155	13,719
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	2,297
Crediseguro Seguros Personales	96	96
Net carrying amount	772,213	796,859

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance of Mibanco Colombia, Credicorp Capital Colombia S.A, Tenpo SPA and Tenpo Technologies SpA. is affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.

As of December 31, 2022 the group has evaluated the impairment of goodwill by making an estimate based on the information available, concluding that there is no evidence of impairment at said date; therefore, during the twelve - month period ended December 31, 2022, and December 31, 2021, the Group did not record any impairment loss.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2022 and 2021:

	2022
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	14.30
Prima AFP - AFP Unión Vida	1.60	16.10
Mibanco Colombia	6.00	16.80
Credicorp Capital Colombia	4.80	17.90
Banco de Crédito del Perú	4.60	12.80
Pacífico Seguros (*)	4.60	13.0 and 14.3
Atlantic Security Holding Corporation	2.30	15.20
Tenpo (**)	−	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	−	25.00

	2021
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	11.78
Prima AFP - AFP Unión Vida	1.00	12.62
MiBanco - Colombia	4.00	13.05
Credicorp Capital Colombia	3.80	12.90
Banco de Crédito del Perú	5.00	10.76
Pacífico Seguros (*)	5.00	10.29 and 11.07
Atlantic Security Holding Corporation	2.00	11.00
Tenpo (**)	2.00	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2.00	25.00

(*)	As of December 31, 2022, and 2021, it comprises to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

(**)	As of December 31,2022, and 2021, it comprises to the discount rates corresponds to the discount rates used to determine the recoverable value of the flows that correspond to the business lines of Tenpo SpA and Tenpo Technologie SpA.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Growth rates used this year are considering mainly two points of prices adjustments compared to 2021: (1) the update of long-term inflation expectations and (2) the update of businesses growth expectations (this one is the case of the microfinance companies)

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors. The discount rates used in 2022 are higher than previous year level. This increase is explained by the update of the discount rates parameters. The biggest adjustments are mainly related to the increase of the free risk discount rate; the difference of inflation between the economies where the analyzed vehicles operate, and United States, and the higher perceived risk in the region (incorporated in the rate as a bigger country risk)

The valuation includes assumptions about several key parameters of the entities. The parameter sensitivity exercises, growth and discount rates mainly, show scenarios in which said value is higher, and some scenarios with a non-material impairment in assets value. We consider that the amounts presented in the financial statements are appropriate and do not require any provision for impairment of our investments, given the accuracy of the assumptions with the information available at this time; considering that the valuation process occurs in an environment of high rates and with no signs of growth contraction.

For entities with high risk of impairment, it is estimated that a change of up to 0.5 percent in the growth rate assumption and up to 0.5 percent in the discount rate assumption by 2022 (maintaining all other assumptions constant) would result in a decrease in the recoverable value of between S/13.0 million and S/45.8 million, which would generate non-material impairment.

The key assumptions described above may change if the conditions of the economy and market change. As of December 31, 2022 and 2021 the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS, NET AND LEASE OBLIGATIONS

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1,	769,181	151,135	2,731	46,308	969,355	990,148	997,817
Additions	93,867	786	802	18,493	113,948	110,005	194,501
Disposal and others	(55,626)	(558)	(228)	−	(56,412)	(130,798)	(202,170)
Balance as of December 31	807,422	151,363	3,305	64,801	1,026,891	969,355	990,148

Accumulated depreciation -
Balance as of January 1,	324,244	43,950	1,652	13,092	382,938	287,220	175,977
Depreciation of the period	112,307	28,116	618	10,294	151,335	161,287	172,005
Disposal and others	(50,443)	(554)	(218)	−	(51,215)	(65,569)	(60,762)
Balance as of December 31	386,108	71,512	2,052	23,386	483,058	382,938	287,220

Net carrying amount	421,314	79,851	1,253	41,415	543,833	586,417	702,928

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,457,566	1,524,407
Derivatives receivable (c)	1,478,726	1,661,628
Operations in process (d)	155,568	195,875
Receivables from sale of investments (e)	142,765	89,149
	3,234,625	3,471,059
Non-financial instruments:
Deferred fees (f)	966,567	967,622
Investment in associates (g)	726,993	658,697
Investment properties, net (h)	548,558	469,113
Income tax prepayments, net	186,372	436,961
Adjudicated assets, net	136,079	136,125
Improvements in leased premises	71,747	65,867
VAT (IGV) tax credit	58,329	50,120
Others	9,245	9,241
	2,703,890	2,793,746
Total	5,938,515	6,264,805

	2022	2021
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,112,024	2,045,845
Derivatives payable (c)	1,345,665	1,524,761
Salaries and other personnel expenses	977,921	825,000
Allowance for indirect loan losses, Note 7(c)	658,584	593,703
Accounts payable for acquisitions (e)	153,681	253,444
Operations in process (d)	89,480	51,763
Dividends payable	73,607	76,097
	5,410,962	5,370,613
Non-financial instruments:
Provision for sundry risks (j)	624,149	614,012
Taxes	1,062,690	337,511
Others	192,344	211,661
	1,879,183	1,163,184
Total	7,290,145	6,533,797

b)	As of December 31, 2022, the balance corresponds mainly comprises funds restricted by the Central Reserve Bank of Bolivia for S/261.3 million, margin call of operations with derivatives for S/184.4 million, taxes receivable for S/184.9 million, receivables for the sale of deferred foreign currency for S/85.9 million, works for taxes for S/69.2 million, accounts paid by third parties for S/42.3 million, receivables for the sale of goods and services for S/53.0 million, commissions receivable for S/38.7 million, advances to personnel for S/15.7 million, dividends receivable for S/2.9 million, among others. As of December 31, 2021, the balance mainly comprises the margin call of operations with derivatives for S/410.3 million, works for taxes for S/178.3 million, receivables from Visa for payments to establishments for S/111.0 million, receivables from the sale of deferred foreign currency for S/89.7 million, taxes paid on behalf of third parties and other receivables related to taxes for S/73.7 million, receivable from financial intermediation for S/27.3 million, receivable from associate for S/6.6 million, among others.

c)	The risk in derivative contracts arises from the possibility of the counterparty does not comply with the agreed terms and conditions and that the reference rates at which the transactions took place change.

As of December 31, 2022, and 2021 the table below shows the fair value of derivative financial instruments, recorded as an asset or a liability, together with their nominal amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which the fair value of derivatives is measured.

		2022				2021				2022 and 2021
		Assets	Liabilities	Nominal amount	Maturity	Assets	Liabilities	Nominal amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i)
Foreign currency forwards		500,348	288,857	34,224,865	January 2023 / August 2024	344,780	387,371	28,618,406	January 2022 / June 2023	-
Interest rate swaps		415,034	277,988	10,834,324	January 2023 / December 2032	367,906	320,186	26,878,186	January 2022 / December 2031	-
Currency swaps		410,439	749,420	16,000,208	January 2023 / January 2033	860,170	795,845	15,935,149	January 2022 / January 2033	-
Foreign exchange options		1,349	3,168	362,324	January 2023 / June 2024	2,485	3,258	576,398	January 2022 / December 2022	-
Futures		794	1,450	48,819	March 2023	19	405	72,165	March 2022 / November 2022	-
		1,327,964	1,320,883	61,470,540		1,575,360	1,507,065	72,080,304
Derivatives held as hedges (ii)
Cash flow hedges -
Cross currency swaps (CCS)	17(a)(ii)	20,114	8,418	839,080	January 2025	36,512	-	199,350	January 2025	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	21,935	-	171,630	August 2026	16,972	-	179,415	August 2026	Repurchase agreements
Cross currency swaps (CCS)	17(a)(vi)	-	13,688	145,715	December 2023	-	216	173,215	December 2023	Bonds issued
Cross currency swaps (CCS)	6(b)(i)(v)	41,746	2,123	131,382	January 2023 / January 2025	19,939	4,126	154,635	January 2022 / September 2024	Investments (*)
Cross currency swaps (CCS)		~~-~~	156	38,140	June 2025	~~-~~	~~-~~	~~-~~		Repurchase agreements
Cross currency swaps (CCS)	5(c)(ii)	14,861	-	95,350	August 2026	12,845	-	99,675	August 2026	Repurchase agreements
Interest rate swaps (IRS)	17(a)(v)	-	-	-		-	1,076	119,610	March 2022	Bonds issued

Fair value hedges -
Interest rate swaps (IRS)	6(b)	52,106	397	926,497	January 2023 / February 2028	-	12,278	636,405	March 2022 / May 2023	Investments (*)
		150,762	24,782	2,347,794		86,268	17,696	1,562,305
		1,478,726	1,345,665	63,818,334		1,661,628	1,524,761	73,642,609

(*)	It comprises investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2022 and 2021.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2022						2021
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	276,887	226,117	(2,656)	-	-	500,348	193,678	148,219	2,883	-	-	344,780
Interest rate swaps	12,395	43,395	58,726	122,943	177,575	415,034	16,120	25,612	16,117	51,990	258,067	367,906
Currency swaps	63,465	60,940	86,950	84,650	114,434	410,439	61,522	182,002	219,240	137,046	260,360	860,170
Foreign exchange options	153	1,163	33	-	-	1,349	1,287	1,198	-	-	-	2,485
Futures	794	-	-	-	-	794	-	19	-	-	-	19
Total assets	353,694	331,615	143,053	207,593	292,009	1,327,964	272,607	357,050	238,240	189,036	518,427	1,575,360

	2022						2021
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	203,269	85,222	366	-	-	288,857	231,022	153,550	2,799	-	-	387,371
Interest rate swaps	8,073	37,418	45,352	62,460	124,685	277,988	13,098	13,481	28,424	40,984	224,199	320,186
Currency swaps	140,363	258,962	100,267	127,404	122,424	749,420	37,410	225,813	211,630	145,507	175,485	795,845
Foreign exchange options	554	2,483	131	-	-	3,168	1,102	2,156	-	-	-	3,258
Futures	1,450	-	-	-	-	1,450	405	-	-	-	-	405
Total liabilities	353,709	384,085	146,116	189,864	247,109	1,320,883	283,037	395,000	242,853	186,491	399,684	1,507,065

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2022					2021
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	250,835	938,513	76,280	-	1,265,628	191,962	327,914	496,552	-	1,016,428
Cash outflows (liabilities)	(294,548)	(934,119)	(73,232)	-	(1,301,899)	(209,707)	(338,518)	(446,582)	-	(994,807)
Consolidated statement of income	397	(7,222)	7,070	-	245	(461)	(20)	197	-	(284)

As of December 31, 2022 the accumulated balance of the net unrealized result from cash flow hedges, which is presented as other comprehensive income in the caption " Cash flow hedge reserves ", results from current hedges that have an unrealized gain of approximately S/0.2 million (unrealized loss of approximately S/0.3 million for current hedges and an unrealized loss of 0.7 million for revoked hedges, as of December 31, 2021), which has been realized in the consolidated statements of income during the term of the underlying financial instrument. Likewise, the transfer of the unrealized loss of cash flow hedges to the consolidated statement of income is presented in note 18(c).

d)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the interim condensed consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

e)	As of December 31, 2022 and 2021, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month

f)	As of December 31, 2022, the balance mainly comprises to the payment in advance in favor of Latam Airlines Group S.A. Peru Branch for US$128.0 million, equivalent to S/488.4 million, (US$113.9 million, equivalent to S/454.0 million as of December 31, 2021) on account of the Latam Pass Miles that the Bank has been crediting to its clients for the use of your credit and debit cards, and other financial products BCP Latam Pass. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

g)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/627.9 million and S/598.1 million as of December 31, 2022 and 2021, respectively.

h)	Investment properties, net -

The movement of investment properties is as follows:

	2022			2021
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	274,769	252,166	526,935	513,918
Additions (i)	53,500	33,632	87,132	12,068
Disposals and others	(138)	(610)	(748)	949
Balance at December 31	328,131	285,188	613,319	526,935

Accumulated depreciation
Balance at January 1	-	56,412	56,412	45,649
Depreciation for the period	-	7,107	7,107	7,302
Disposals and others	-	(168)	(168)	3,461
Balance at December 31	-	63,351	63,351	56,412

Impairment losses (ii)	689	721	1,410	1,410

Net carrying amount	327,442	221,116	548,558	469,113

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	As of December 31, 2022 the Group has made disbursements for the acquisition of land and real estate for S/87.1 million. As of December 31, 2021, the Group has made disbursements for property improvements for S/12.1 million.

(ii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

As of December 31, 2022 and 2021, the market value of the properties amounts to approximately S/1,206.5 million and S/1,244.1 million, respectively; which was determined through a valuation made by an independent appraiser.

i)	As of December 31, 2022, the balance mainly comprises payables to suppliers for S/434.6. million, payables to client investors in stock exchange for S/322.7, payables to policyholders for S/114.6 million, payables to intermediaries for S/101.1 million, payables for premiums to the deposit insurance fund for S/57.7 million, payables for foreign exchange sale for S/22.3 million, interbank operations to be settled with the BCRP for S/6.0 million, among others. As of December 31, 2021, the balance corresponds mainly comprises payables to suppliers for S/208.4 million, payables to policyholders for S/108.1 million, payables for purchase of deferred foreign currency for S/101.6 million, payables to intermediaries for S/90.0 million, payables for premiums to the Deposit Insurance Fund for S/52.7 million, settlement funds of Financiera TFC for S/12.0 million, interbank operations to be settled with the BCRP for S/8.8 million, payables to an associate for S/7.4 million, among others.

j)	The movement of the allowance for sundry risks for the years ended December 31, 2022, 2021 and 2020 was as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	614,012	514,382	359,853
Allowance, Note 29	43,846	70,824	140,897
(Decrease) increase, net	(33,709)	28,806	13,632
Balances at the end of the year	624,149	614,012	514,382

Because of the nature of its business, the Group has various pending lawsuits, which allowances are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as an allowance, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Saving deposits	54,769,045	56,945,262
Demand deposits	48,467,248	58,629,661
Time deposits (c)	37,478,269	27,923,803
Severance indemnity deposits	3,824,629	4,017,065
Bank’s negotiable certificates	1,418,740	1,327,690
Total	145,957,931	148,843,481
Interest payable	1,062,856	753,064
Total	147,020,787	149,596,545

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts. On the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2022	2021
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	39,370,497	45,909,164
In other countries	3,975,654	5,942,042
	43,346,151	51,851,206

Interest-bearing -
In Peru	92,276,991	86,987,254
In other countries	10,334,789	10,005,021
	102,611,780	96,992,275

Total	145,957,931	148,843,481

c)	The balance of time deposits classified by maturity is as follows:

	2022	2021
	S/(000)	S/(000)

Up to 3 months	17,201,364	14,052,666
From 3 months to 1 year	12,688,483	8,141,349
From 1 to 3 years	4,144,424	2,391,139
From 3 to 5 years	502,291	402,042
More than 5 years	2,941,707	2,936,607
Total	37,478,269	27,923,803

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/52,745.2 million and S/50,478.8 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/125,603 and S/115,637, respectively.

As of December 31, 2022 and 2021 the balance of deposits and obligations of Mibanco Colombia guaranteed by the “Financial Institutions Guarantee Fund” (FOGAFÍN, for its Spanish acronym) of Colombia, amounts to 304,758.0 million Colombian pesos (equivalent to S/239.5 million) and 224,078.1 million Colombian pesos (equivalent to S/219.8 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FOGAFÍN” totaled 50,000,000.0 Colombian pesos (equivalent to S/39,300 and S/49,050, respectively).

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)

International funds and others (b)	4,694,617	3,519,453
Promotional credit lines (c)	4,107,294	3,592,008
	8,801,911	7,111,461
Interest payable	135,500	101,485
Total	8,937,411	7,212,946

b)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Bank of New York Mellon	572,100	−
Corporación Financiera de Desarrollo (COFIDE)	503,538	563,136
Standard Chartered Bank (i)	456,244	−
International Finance Corporation (IFC)	382,840	−
Citibank N.A.	381,400	398,700
Wells Fargo Bank, N.A. (i)	380,020	677,790
The Toronto Dominion Bank	247,910	−
Caixabank	190,700	−
Bank of America N.A. (i)	189,470	920,036
HSBC Bank USA (i)	189,321	−
JP Morgan Chase Bank, N.A. (i)	189,321	−
Banco Internacional del Perú S.A.A. (Interbank)	150,000	−
Bancoldex	126,957	174,145
Scotiabank Perú S.A.A.	120,000	180,198
Banco BBVA Perú	114,000	119,900
ICBC Perú Bank S.A.	100,000	−
Banco de Occidente	84,096	43,167
Bradesco Bac Florida Bank	76,280	−
Bancolombia S.A.	59,604	78,715
Zurcher Kantonalbank	95,350	−
Banco de la Nación	−	185,000
Others	85,466	178,666
Total	4,694,617	3,519,453

As of December 31, 2022, the loans have maturities between January 2023 and December 2031 (between January 2022 and March 2032, as of December 31, 2021) and accrue interest in soles currency at rates that fluctuate between 2.23 percent and 9.45 percent (between 1.15 percent and 7.53 percent, as of December 31, 2021) and accrue interest in foreign currency as follows:

	2022		2021
	Min	Max	Min	Max
	%	%	%	%
Boliviano	6.00	6.00	0.73	6.00
Chilean Peso	-	-	5.20	5.26
Colombian Peso	0.40	17.04	0.40	8.30
U.S. Dollar	1.50	6.32	0.43	6.30

(i)	In November 2022, the Bank agreed on a loan under the Club Deal Loan Format at 25 months for US$250.0 million equivalent to S/953.5 million, having as borrowers to five foreign banks: Wells Fargo – Administrative Agent, Standard Chartered, JP Morgan Chase, HSBC Bank and Bank of America. The loan accrues interest at a variable interest rate of 3 months SOFR plus a 1.5 percent spread. Likewise, the expenses related to said transaction were deferred and accrued proportionally during the months of November and December 2022 and will continue accruing during the term of the loan.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES by its acronyms in Spanish, respectively) to promote the development of Peru, they mature between January 2023 and January 2032 and bear annual interest in soles at rates that fluctuate between 3.50 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2022 (between January 2022 and January 2032 and with annual interest in soles between 6.00 percent and 7.60 percent and interest in foreign currency 7.75 percent as of December 31, 2021). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting to S/4,107.3 million and S/3,592.0 million, as of December 31, 2022 and 2021, respectively.

d)	As of December 31, 2022 and 2021 the following table presents the maturities of due to banks and based on the period remaining to maturity:

	2022	2021
	S/(000)	S/(000)

Up to 3 months	1,420,872	1,786,693
From 3 months to 1 year	1,562,224	1,255,291
From 1 to 3 years	2,660,926	1,091,482
From 3 to 5 years	694,308	781,547
More than 5 years	2,463,581	2,196,448
Total	8,801,911	7,111,461

e)	As of December 31, 2022 and 2021, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/8,801.9 million and S/7,111.5 million, respectively.

f)	Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management's opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2022 and 2021.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2022
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,790,666	8,478,060	10,268,726
General insurance	694,576	670,341	1,364,917
Health insurance	157,934	199,382	357,316
Total	2,643,176	9,347,783	11,990,959

	2021
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,696,733	9,101,456	10,798,189
General insurance	714,700	684,950	1,399,650
Health insurance	144,147	192,525	336,672
Total	2,555,580	9,978,931	12,534,511

(*)	As of December 31, 2022, the life insurance technical reserves include the mathematical reserves of income amounting to S/6,254.0 million (S/ 6,759.7 million as of December 31, 2021).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

As of December 31, 2022, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/933.0 million, S/29.0 million and S/111.0 million, respectively (S/825.0 million, S/38.9 million and S/109.9 million, respectively, as of December 31, 2021).

Insurance claims to be paid by reinsurers and co-insurers represent ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See note 9(b).

Claims reserves have had a slight reduction, mainly due to lower reporting of COVID-19 cases. Likewise, the increase in technical reserves for premiums is mainly due to the increase in new sales in the Income line.

As of December 31, 2022, the effect due to the COVID-19 pandemic continues, IBNR reserves were calculated in two parts: a) IBNR reserve for regular claims and b) IBNR reserve for expected excess mortality (deaths above the average of cases of pre-pandemic months).

In general, the claims reserves have been estimated with prudential criteria due to the uncertainty in the claims rate caused by the pandemic that began in 2020 and continues in effect in 2021 and to a lesser extent in 2022.

Technical reserves include reserves for future benefit obligations under current life and personal accident insurance; and from unearned premium reserves in the proportion of written premiums that are allocable to the unexpired portion of the related hedging periods.

b)	Movement of insurance claims reserves (direct and assumed) occurred during the years 2022 and 2021:

	2022
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Opening balance	1,696,733	714,700	144,147	2,555,580
Gross claims, Note 26	1,547,674	399,919	329,442	2,277,035
Payments	(1,447,753)	(391,510)	(315,540)	(2,154,803)
Exchange difference	(5,988)	(28,533)	(115)	(34,636)
Ending balance	1,790,666	694,576	157,934	2,643,176

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Opening balance	1,288,056	629,330	133,088	2,050,474
Gross claims, Note 26	2,183,789	375,162	325,307	2,884,258
Payments	(1,786,376)	(353,147)	(314,343)	(2,453,866)
Exchange difference	11,264	63,355	95	74,714
Ending balance	1,696,733	714,700	144,147	2,555,580

The increase in technical reserves for claims corresponds mainly to excess mortality in the Life Insurance Businesses and the provision of services for Health Insurance. The impact by business for COVID-19 cases is detailed below:

2022
Business line	IBNR Balance COVID-19	Claims reported COVID-19	Total Impact COVID-19
	S/MM	S/MM	S/MM
Vida Individual	18.7	3.0	21.7
Vida Grupo	7.0	2.4	9.4
Vida Ley	16.1	6.4	22.5
Vida Crédito	50.5	13.6	64.1
SISCO	72.1	102.4	174.5
Asistencia Médica	7.4	4.8	12.2
Total	171.8	132.6	304.4

2021
Business line	IBNR Balance COVID-19	Claims reported COVID-19	Total Impact COVID-19
	S/MM	S/MM	S/MM
Vida Individual	18.0	39.0	57.0
Vida Grupo	13.9	18.7	32.6
Vida Ley	27.2	44.4	71.6
Vida Crédito	45.6	162.9	208.5
SISCO	67.8	286.5	354.3
Asistencia Médica	19.8	38.7	58.5
Total	192.3	590.2	782.5

c)	Movement of reserves for premiums (direct and assumed) that occurred during the years 2022 and 2021:

	2022
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Opening balance	9,101,456	684,950	192,525	9,978,931
Time course expenses and others	(251,627)	121,667	-	(129,960)
Unearned premium and other technical reserves variation, net	(1,341)	(118,168)	6,960	(112,549)
Insurance subscriptions	755,290	7,690	-	762,980
Adjustment by application of market rates (i)	(927,838)	-	-	(927,838)
Exchange difference and others (ii)	(197,880)	(25,798)	(103)	(223,781)
Ending balance	8,478,060	670,341	199,382	9,347,783

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Opening balance	8,784,732	656,963	182,907	9,624,602
Time course expenses and others	(55,135)	2,710	-	(52,425)
Unearned premium and other technical reserves variation, net	(539)	(21,844)	9,371	(13,012)
Insurance subscriptions	751,942	6,374	-	758,316
Adjustment by application of market rates (i)	(771,711)	-	-	(771,711)
Exchange difference and others (ii)	392,167	40,747	247	433,161
Ending balance	9,101,456	684,950	192,525	9,978,931

(i)	As of December 31, 2022, the variation corresponds to the product of Life Annuities for S/318.5 million due to the increase in market rates and other minors for S/162.4 million.

(ii)	(ii) As of December 31, 2022, the variation corresponds mainly to a lower exchange difference adjustment of Life Annuities for S/310.1 million, Individual Life for S/279.6 million and other minors for S/67.2 million.

The main assumptions used to estimate of retirement, disability and survival annuities and individual life reserves are as follows:

	2022		2021
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017 (at market rates)	Investment rates: between 5.18% - 9.73% Reinvestment rates: between 5.12% - 8.26%	SPP-S-2017 and SPP-I- 2017 (at market rates)	Investment rates: between 2.30% - 8.89% Reinvestment rates: between 3.51% - 6.99%
	SPP-S-2017 and SPP-I- 2017 (at cost)	Investment rates: between 3.64% - 8.03% Reinvestment rates: between 2.5% - 5.25%	SPP-S-2017 and SPP-I- 2017 (at cost)	Investment rates: between 3.75% - 8.02% Reinvestment rates: between 2.5% - 5.25%
Pension insurance – Definitive Regime (Claims with an accrual date up to May)	B-85 and MI-85	Soles VAC 0.64% / Nominal U.S. dollar 3.74%	B-85 and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61%
Pension Insurance - Definitive Regime (Claims with accrual date at June 2011)	B-85 adjusted and MI-85	Soles VAC 0.64% / Nominal U.S. dollar 3.74% / Adjusted Soles 4.97% / Adjusted dollar 3.74%	B-85 adjusted and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61% / Adjusted Soles 5.12% / Adjusted dollar 3.61%
Pension Insurance - Temporary Regime (IFRS reserve)	SPP-S-2017- and SPP-I-2017	Soles VAC 3.7083%	SPP-S-2017- and SPP-I-2017	Soles VAC 3.614%
SCTR (IFRS reserve) Claims settled up to December 2019	SPP-S-2017 and SPP-I-2017	Soles VAC 3.743%	SPP-S-2017 and SPP-I-2017	Soles VAC 3.663%
SCTR (IFRS reserve) Claims settled from January 2020 onwards	SPP-S-2017 and SPP-I-2017	Soles VAC 3.081%	SPP-S-2017 and SPP-I-2017	Soles VAC 2.748%
Individual life	CSO 80 adjusted	US Dollars 2.0% - 4.0% / Soles 4.0% - 7.0%	CSO 80 adjusted	US Dollars 4.0% - 5.0% / Soles 4.0% - 5.0%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2022 and 2021, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	2022			2021
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%

Portfolio in S/ - Base amount	3,932,792	-	-	3,951,240	-	-
Changes in interest rates: + 100 bps	3,558,149	(374,643)	(9.53)	3,581,606	(369,633)	(9.35)
Changes in interest rates: - 100 bps	4,386,248	453,456	11.53	4,398,670	447,430	11.32
Changes in Mortality tables to 105%	3,903,888	(28,904)	(0.73)	3,923,102	(28,138)	(0.71)
Changes in Mortality tables to 95%	3,963,030	30,238	0.77	3,980,673	29,433	0.74

Portfolio in US$ - Base amount	2,563,504	-	-	672,130	-	-
Changes in interest rates: + 100 bps	2,378,659	(184,845)	(7.21)	623,665	(48,465)	(7.21)
Changes in interest rates: - 100 bps	2,783,239	219,735	8.57	729,743	57,613	8.57
Changes in Mortality tables to 105%	2,541,988	(21,516)	(0.84)	666,489	(5,641)	(0.84)
Changes in Mortality tables to 95%	2,585,823	22,319	0.87	677,982	5,852	0.87

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			Hedge Accounting			2022			2021
	Annual interest	Interest	Type	Nominal	Nominal Equivalent		Issued	Carrying		Issued	Carrying
	rate	payment				Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	4.25	Semi-annual	-	-	-	April 2023	US$716,301	2,713,911	April 2023	US$716,301	2,821,515
Senior notes - BCP (ii)	2.70	Semi-annual	CCS	US$220,000	839,080	January 2025	US$700,000	2,623,445	January 2025	US$700,000	2,721,570
Senior notes - BCP (iii)	4.65	Semi-annual	-	-	-	September 2024	S/2,900,000	2,490,872	September 2024	S/2,900,000	2,484,121
Senior notes - Credicorp Ltd. (iv)	2.75	Semi-annual	Net investment of a foreign operation	US$228,828	872,750	June 2025	US$500,000	1,827,682	June 2025	US$500,000	1,906,364
Senior notes - BCP (v)	Libor 3M + 55 pb	Quarterly	-	-	-	-	-	-	March 2022	US$30,000	119,585
Senior notes - BCP (vi)	0.45	Semi-annual	CCS	¥5,000,000	145,715	December 2023	¥5,000,000	145,522	December 2023	¥5,000,000	172,773
Senior notes - BCP (vii)	5.05	Semi-annual	-	-	-	June 2027	US$30,000	114,246	-	-	-
MMT 100 - Secured notes- CCR Inc. (viii)
2012 Series C Floating rate certificates	4.75	Monthly	-	-	-	-	-	-	July 2022	US$315,000	104,659

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	-	-	-	January 2025	$112,500	72,118	-	-	-
Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 5.50	Semi-annual	-	-	-	-	-	-	October 2022 / November 2022	S/400,000	399,923

Fifth program
Third issuance (Series C) - BCP	4.25	Semi-annual	-	-	-	-	-	-	July 2022	S/109,310	109,182
Third issuance (Series D) - BCP	3.88	Semi-annual	-	-	-	-	-	-	August 2022	S/42,660	42,580

								9,987,796			10,882,272

			Hedge Accounting			2022			2021
	Annual interest	Interest	Type	Nominal	Nominal Equivalent		Issued	Carrying		Issued	Carrying
	rate	payment				Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (ix)	From 3.13 to 3.25	Semi-annual	-	-	-	July 2030 / September 2031	US$1,350,000	5,064,963	April 2027 / September 2031	US$1,350,000	5,269,458

First program
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	-	-	-	November 2026	US$60,000	228,840	November 2026	US$60,000	239,220
First issuance (Series A) - BCP	6.22	Semi-annual	-	-	-	-	-	-	May 2027	S/15,000	15,000

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	-	-	-	December 2030	US$50,000	173,635	December 2030	US$50,000	181,511
First issuance (Series B) - MiBanco	7.22	Semi-annual	-	-	-	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

			-	-	-
Third program
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	-	-	-	-	-	-	August 2022	Bs137,200	80,453
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	-	-	-	August 2030	Bs100,000	55,653	August 2030	Bs100,000	58,461
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	-	-	-	August 2028	Bs70,000	39,047	August 2028	Bs70,000	40,922

Fourth program
First issuance (Series A) - MiBanco (x)	5.84	Semi-annual	-	-	-	March 2031	S/155,000	146,276	March 2031	155,000	146,276
								5,738,414			6,061,301

Negotiable certificate of deposit - MiBanco	From 3.30 to 5.35	Annual	-	-	-	January 2023 / June 2024	S/356,547	356,547	January 2022 / August 2025	S/939	845
Negotiable certificate of deposit - MiBanco Colombia	From 1.0 to 17.10	To maturity	-	-	-	January 2023 / January 2027	$978,455	769,132	January 2022 / December 2024	$758,886	744,317

								16,851,889			17,688,735
Interest payable								155,305			134,411
Total								17,007,194			17,823,146

International issues maintain certain operating covenants, which, in Management's opinion, the Group has complied with at the dates of the statement of financial position.

(i)	The Bank can redeem the total or part of the notes at any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(ii)	The Bank issued senior notes under the Medium-Term Program proof approximately US$700.0 million at a semi-annual coupon rate of 2.70 percent maturing in January 2025. The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2022, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in U.S. dollar subject to exchange rate risk for a notional amount of US$220.0 million, equivalent to S/839.1 million (US$50.0 million equivalent to S/199.4 million, as of December 31, 2021), see note 13(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

(iii)	The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Peru or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed. The payment of principal will take place on the due date or when the Bank redeems the notes.

(iv)	In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,907.0 million as of December 31, 2022 (US$500.0 million, equivalent to S/1,993.5 million as of December 31, 2021) at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value. The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

As of December 31, 2022, the Group has designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$228.8 million, equivalent to S/872.8 million (US$228.8 million, equivalent to S/912.2 million, as of December 31, 2021), which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 34.2(b)(ii). This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group's functional currency (soles).

(v)	On December 31, 2022, The interest rate swap (IRS) matured for a nominal amount of US$30.0 million (US$30.0 million equivalent to S/119.6 million, as of December 31, 2021), see note 13(c), which was designated as cash flows hedge of a corporate bond issued in US dollar at a variable rate. By means of the IRS, this bond was economically converted to a fixed interest rate.

(vi)	In November of 2021, the Bank issued Senior Notes for approximately ¥5,000.0 million, equivalent to S/173.2 million as of December 31, 2021 at fixed interest rate of 0.45 percent, which matures on December 31, 2023.

As of December 31, 2022, the Bank maintains a currency swap (CCS) for a nominal amount of ¥5,000.0 million, equivalent to S/145.7 million (¥5,000.0 million, equivalent to S/173.2 million, as of December 31, 2021), see note 13(c), which was broken down by risk variables into two cross-currency swaps (CCS) with the purpose of being designated as a cash flow hedge of a bond issued in yen at a fixed rate, which was converted to soles through this swap and as a hedge of cash flow from loans.

(vii)	On June 21, 2022, the Bank issued Senior Notes under the Medium-Term Bond Program amounting to US$30.0 million at a semi-annual rate of 5.05 percent maturing in June 2027. An amount equivalent to the net proceeds from the offering will be used to finance or refinance, in whole or in part, new or existing green Eligible Projects, as per BCP’s Sustainability Financing Framework dated January 2022. The Bank may redeem all or part of the notes at a redemption price equal to 100 percent of the aggregate amount of the principal of the notes to be redeemed.

(viii)	In July 2022, this issue was guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to the beneficiary that is not a financial institution

(ix)	On July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program amounting to US$850.0 million at a semiannual rate of 3.125 percent maturing in July 2030 called “3.125% Fixed Rate Subordinated Notes Due 2030 (Callable 2025).” As of July 1, 2025, It will be paid a fixed interest rate equal to States of U.S. Treasury interest rate, comparable to 5 years, plus 300.0 basic points. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price that is equal to 100 percent of the aggregate principal amount of the notes to be redeemed. Thereafter, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (i) 100 percent of the principal amount of the notes and (ii) the sum of the remaining flows discounted to a rate equivalent to the United States Treasury interest rate plus 45 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

(x)	On the other hand, effective March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program for US$500.0 million at a semi-annual coupon rate of 3.25 percent maturing in September 2031. called “Subordinated Bonds at a Fixed Interest Rate at 3.250% maturing in 2031 (Callable in 2026)”. As of September 30, 2026, a fixed interest rate will be paid equal to the United States Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to 100 percent of the aggregate principal amount of the subordinated notes to be redeemed. Thereafter, the Bank may redeem all or part of the subordinated notes at a redemption price that is equal to the greater of (i) 100 percent of the principal amount of the subordinated notes and (ii) the sum of the cash flows remaining discounted at a rate equivalent to the United States Treasury interest rate plus 40 basis points. Principal payment will take place on the maturity date of the subordinated notes or when the Bank redeems them.

(xi)	The payment of the principal will take place on the maturity date, or when Mibanco redeems them, only after a minimum term of 5 years since issuance date.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2022	2021
	S/(000)	S/(000)

Up to 3 months	128,442	245,367
From 3 months to 1 year	3,671,142	1,212,193
From 1 to 3 years	7,184,334	5,604,911
From 3 to 5 years	388,396	4,645,415
More than 5 years	5,479,575	5,980,849
Total	16,851,889	17,688,735

18	EQUITY, NET

a)	Share Capital -

As of December 31, 2022, 2021 and 2020 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury shares -

We present below the shares of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2022, 2021 and 2020:

	Number of shares
As of December 31, 2022	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	120,505	120,505
Grupo Crédito	−	23,214	23,214
Pacífico Seguros	−	20,606	20,606
Credicorp Capital Servicios Financieros	−	15,007	15,007
MiBanco	−	14,260	14,260
ASB Bank Corp.	−	11,791	11,791
Prima AFP	−	5,406	5,406
Other minors	−	17,588	17,588
	14,620,846	228,377	14,849,223

	Number of shares
As of December 31, 2021	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	134,133	134,133
Pacífico Seguros	−	22,966	22,966
Credicorp Capital Servicios Financieros	−	15,561	15,561
MiBanco	−	14,418	14,418
ASB Bank Corp. (Atlantic Security Bank)	−	11,193	11,193
Grupo Crédito	−	7,871	7,871
Prima AFP	−	6,406	6,406
Other minors	−	16,975	16,975
	14,620,846	229,523	14,850,369

	Number of shares
As of December 31, 2020	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	159,339	159,339
Grupo Crédito	−	32,512	32,512
Pacífico Seguros	−	29,845	29,845
Credicorp Capital Servicios Financieros	−	17,598	17,598
MiBanco	−	14,872	14,872
ASB Bank Corp. (Atlantic Security Bank)	−	11,434	11,434
Prima AFP		7,664	7,664
Other minors	−	20,342	20,342
	14,620,846	293,606	14,914,452

(*)	It comprises treasury shares that were granted to employees and senior management, for which they have the right to vote. These shares are not vested at said dates, see note 20.

During 2022, 2021 and 2020, the Group purchased 137,604, 97,951 and 240,151 shares of Credicorp Ltd., respectively, for a total of US$22.5 million (equivalent to S/83.6 million), US$16.1 million (equivalent to S/58.9 million) and US$44.4 million (equivalent to a S/151.9 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2022, 2021 and 2020, the balance of this reserves amounts approximately to S/7,783.3 million, S/7,088.6 million and S/6,990.1 million, respectively.

At the Board meetings held on April 28, 2022, February 25, 2021 and February 27, 2020, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,354.9 million, S/347.0 million and S/1,977.1 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2020	394,209	1,411,844	(30,104)	(658,491)	(29,269)	1,088,189
Decrease (increase) in net unrealized gains on investments	(79,007)	352,008	−	−	−	273,001
Transfer to results of the net realized loss of investments	−	440,416	−	−	−	440,416
Transfer of recovery of credit loss of investments to profit or loss	−	52,263	−	−	−	52,263
Change in net unrealized loss on cash flow hedges derivatives	−	−	(66,782)	−	−	(66,782)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	−	−	55,784	−	−	55,784
Other reserves	−	−	−	(234,107)	−	(234,107)
Foreign exchange translation	−	−	−	−	258,353	258,353
Net movement in hedges of net investments in foreign businesses	−	−	−	−	(1,219)	(1,219)
Balance as of December 31, 2020	315,202	2,256,531	(41,102)	(892,598)	227,865	1,865,898
Decrease in net unrealized gains on investments	(108,317)	(2,411,900)	−	−	−	(2,520,217)
Transfer to results of the net realized loss of investments	−	3,848	−	−	−	3,848
Transfer of recovery of credit loss of investments to profit or loss	−	8,121	−	−	−	8,121
Change in net unrealized gain on cash flow hedges derivatives	−	−	97,251	−	−	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(56,422)	−	−	(56,422)
Other reserves	−	−	−	733,932	−	733,932
Foreign exchange translation	−	−	−	−	160,810	160,810
Net movement in hedges of net investments in foreign businesses	−	−	−	−	(57,319)	(57,319)
Balance as of December 31, 2021	206,885	(143,400)	(273)	(158,666)	331,356	235,902
Decrease in net unrealized gains on investments	(33,298)	(1,637,875)	−	−	−	(1,671,173)
Transfer to results of the net realized loss of investments	−	49,754	−	−	−	49,754
Transfer of recovery of credit loss of investments to profit or loss	−	63,203	−	−	−	63,203
Change in net unrealized gain on cash flow hedges derivatives	−	−	29,109	−	−	29,109
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(28,048)	−	−	(28,048)
Other reserves	−	−	−	927,838	−	927,838
Foreign exchange translation	−	−	−	−	(296,288)	(296,288)
Net movement in hedges of net investments in foreign businesses	−	−	−	−	39,587	39,587
Balance as of December 31, 2022	173,587	(1,668,318)	788	769,172	74,655	(650,116)

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods Debt instruments at fair value through other comprehensive income
Net unrealized (loss) gain	(1,637,875)	(2,411,900)	352,008
Transfer to results of net realized loss	49,754	3,848	440,416
Transfer of recovery (provision) of credit loss to profit or loss	63,203	8,121	52,263
Sub total	(1,524,918)	(2,399,931)	844,687
Non-controlling interest	(15,535)	(39,890)	13,814
Income tax	(82,459)	(52,086)	11,717
	(1,622,912)	(2,491,907)	870,218

Cash flow hedge reserves:

Net gain (loss) on cash flow hedges	29,109	97,251	(66,782)

Transfer of net realized (gains) losses on cash flow hedges derivatives to profit or loss	(28,048)	(56,422)	55,784
Sub total	1,061	40,829	(10,998)
Non-controlling interest	27	923	(252)
Income tax	158	16,834	(3,933)
	1,246	58,586	(15,183)

Other reserves:
Insurances reserves	927,838	733,932	(234,107)
Non-controlling interest	10,604	8,513	(2,867)
Income tax	−	26,846	(26,846)
	938,442	769,291	(263,820)

Foreign exchange traslation:
Exchange difference on translation of foreign currency transactions	(296,288)	160,810	258,353

Net movement in hedges of net investments in foreign businesses	39,587	(57,319)	(1,219)
Sub total	(256,701)	103,491	257,134
Non-controlling interest	(114)	358	(1,301)
	(256,815)	103,849	255,833

Not to be reclassified to the consolidated statement of income in later periods:

Equity instruments at fair value through other comprehensive income
Net unrealized loss	(33,298)	(108,317)	(79,007)
Non-controlling interest	23	33	(165)
Income tax	(2,109)	(5,402)	(3,414)
	(35,384)	(113,686)	(82,586)
Attributable to:
Credicorp's shareholders	(886,018)	(1,629,996)	777,709
Non-controlling interest	(4,995)	(30,063)	9,229
	(891,013)	(1,660,059)	786,938

e)	Dividend distribution -

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2022	2021	2020

Date of Meeting - Board of Directors	28.04.2022	26.08.2021	27.02.2020
Dividends distribution, net of treasury shares effect (in thousands of soles)	1,196,422	398,808	2,392,844
Payment of dividends per share (in soles)	15.0	5.0	30.0
Date of dividends payout	10.06.2022	07.10.2021	08.05.2020
Exchange rate published by the SBS	3.7560	4.1310	3.4081
Dividends payout (equivalent in thousands of US$)	318,536	96,540	702,105

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2022, 2021 and 2020 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2022 and 2021, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/31,754.6 million and S/29,741.6 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/8,157.0 million and S/10,294.3 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2022, 2021 and 2020 was 29.5 percent of the taxable income after calculating the profit sharing, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2022 and December 31, 2021. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent. Situation that as of the 2021 administration, was also established for brokerage firms, investment fund management companies and insurance entities.

With the change in Chile's tax legislation in 2020, two new regimes currently in force are established: the general regime and the Pro SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2022.

On the other hand, natural or legal persons not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates range between 4.0 percent and 35.0 percent, depending on the nature of the rent. Additionally, Chile has signed agreements to avoid double taxation with different countries, so that certain income could be released from withholding taxes or for the use of reduced rates.

In the case of Colombia, according to Law No.2155 of 2021 issued on September 14, 2021, the income tax rate for the year 2022 is 35.0 percent of taxable income. Financial institutions must pay an additional 3.0 percent over the general tax rate; therefore, they will pay 38.0 percent from 2022 to 2024.

Additionally, the additional rate will be applicable only to colombian financial institutions that in the corresponding tax year have a taxable income equal to or greater than 120,000 Tax Value Unit ("UVT"), which as of December 31, 2022 is equivalent to a total of S/3.6 million and S/4.7 million as of December 31, 2021. In this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and MiBanco Colombia must pay income tax taking into consideration the above.

In the event that the company receives occasional profits, quoted and established by the National Government in the Tax Statute and that are not subject to income tax, the company must apply a differential rate of 10.0 percent on net profit and expenses. associated respectively.

The Colombian Tax Reform Law No.2155 of 2021 repeals paragraph 1 of article 115 of the Tax Statute, which would allow from the year 2022 to take 100.0 percent of the industry and commerce tax as a discount for income tax, notices and boards. Therefore, only 50.0 percent of the industry and commerce tax, notices and boards can be taken as a tax discount.

In addition to the Tax Reform Law No.2155 of 2021, the possibility of reducing the time available for inspection of the income tax return and complementary for the taxable periods 2022 and 2023 is established as follows:

Increase in net income tax compared to the previous year	Available time of inspection
35 percent	6 months
25 percent	12 months

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2022		2021		2020
	In millions	%	In millions	%	In millions	%

Theoretical tax and income tax rate in Peru	(2,022.5)	(29.50)	(1,573.2)	(29.50)	(66.1)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Peru	(75.8)	(1.11)	(12.8)	(0.24)	50.1	22.36
(ii) Provision tax on dividends from subsidiaries	(168.4)	(2.46)	(78.6)	(1.47)	(44.6)	(19.91)
(iii) Non-taxable income, net	156.2	2.73	3.5	0.06	117.3	52.32
(iv) Change in estimate of deferred tax rate, net (Banco de Crédito de Bolivia)	−	−	−	−	53.3	23.80
Income tax and effective income tax rate	(2,110.5)	(30.34)	(1,661.1)	(31.15)	110.0	49.07

b)	Income tax expense for the years ended December 31, 2022, 2021 and 2020 comprises:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,799,467	945,937	926,361
In other countries	197,971	167,657	110,973
	1,997,438	1,113,594	1,037,334

Deferred -
In Peru	37,447	548,920	(927,130)
In other countries	75,616	(1,527)	(220,181)
	113,063	547,393	(1,147,311)
Total	2,110,501	1,660,987	(109,977)

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2022	2021
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Provision for loan losses for loan portfolio	1,108,687	1,266,336
Provision for profit sharing	73,402	84,625
Provision for sundry expenses and risks	35,393	62,029
Carry forward tax losses	50,675	35,243
Provision for pending vacations	31,724	28,287
Depreciation of improvements for leased premises	23,762	28,177
Unrealized losses due to valuation of investments at fair value through other comprehensive income	5,160	23,744
Provision of Stock awards	45,510	14,641
Unrealized losses due to valuation of investments at fair value through other comprehensive income	71,214	7,372
Others	120,239	97,732

Deferred liability
Intangibles, net	(253,696)	(242,521)
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(61,858)	(119,246)
Buildings depreciation	(64,462)	(59,029)
Deferred acquisitions costs - DAC	(16,537)	(15,900)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(1,099)	(10,966)
Unrealized gain from valuation of fair value hedging derivatives	8,246	(8,800)
Buildings revaluation	(3,113)	(3,642)
Unrealized gain in valuation on cash flow hedge derivatives	(5,262)	(3,407)
Others	(36,420)	(7,316)
Total	1,131,565	1,177,359

	2022	2021
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	21,192	20,710
Carry forward tax losses	19,757	19,757
Unrealized losses due to valuation of investments at fair value through other comprehensive income	41,146	16,636
Provision for profit sharing	12,911	7,850
Deferred income from commissions on remuneration	4,992	6,193
Others	10,270	16,519

Deferred liability
Intangibles, net	(37,315)	(41,179)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(22,991)	(23,160)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(10,716)	(22,839)
Reserve for reinstatement premium costs and deductibles	(11,251)	(11,762)
Leasing operations related to loans	(3,224)	(3,409)
Buildings revaluation	(3,296)	(3,296)
Others	(53,784)	(47,563)
Total	(71,824)	(105,058)

As of December 31, 2022, the Group has recorded a deferred liability of deferred income tax of S/114 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

As of December 31, 2021, the Group has recorded a deferred liability of income tax of S/5.1 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authority are as follows:

Banco de Crédito del Perú	2016 to 2021
MiBanco, Banco de la Microempresa	2017 to 2021
Pacífico Compañía de Seguros y Reaseguros	2018 to 2021
Credicorp Capital Servicios Financieros	2018 to 2021
Credicorp Capital Perú	2018 to 2021
Credicorp Capital Holding Perú	2018 to 2021

It is important to mention that the Peruvian Tax Authority is auditing the Income Tax declaration of 2018 of Banco de Crédito del Perú. Additionally, Mibanco has a claim process to the Tax authority for 2014 period, it implies S/4.8 million, in the present, this process is starting.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax the subsidiaries to Credicorp located in said countries, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2014 to 2021
MiBanco Colombia	2019 to 2021
Credicorp Capital Colombia	2016 to 2021
Credicorp Capital Holding Chile	2020 to 2021

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2022 and 2021.

20	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which is 30 percent of the profit.

As of December 31, 2022, 2021 and 2020, the Group has granted 116,626, 88,507 and 175,930 Credicorp shares, of which 228,377, 229,523 and 293,606 shares not vested as of December 31, 2022, 2021 and 2020, respectively. During those years, the recorded expense amounted to approximately S/ 88.7 million, S/ 74.0 million and S/ 104.5 million, respectively, see Note 27.

21	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2022	2021
	S/(000)	S/(000)

Contingent credits - indirect loans (b)
Guarantees and performance bonds	18,244,865	20,455,238
Import and export letters of credit	2,683,190	2,459,105
Sub-total, Note 7(b)	20,928,055	22,914,343

Responsibilities under credit line agreements (c)	86,597,041	88,382,322
Total	107,525,096	111,296,665

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 13(c).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	12,419,281	10,170,680	10,027,834
Interest on investments at fair value through other comprehensive income	1,593,047	1,152,542	1,097,952
Interest on due from banks	458,531	49,637	74,813
Interest on investments at amortized cost	382,097	323,689	226,516
Interest on investments at fair value through profit or loss	38,550	50,562	47,696
Dividends received	29,226	40,637	25,603
Other interest and similar income	90,550	62,659	47,234
Total	15,011,282	11,850,406	11,547,648

Interest and similar expense
Interest on deposits and obligations	(1,688,245)	(865,474)	(1,188,335)
Interest on bonds and notes issued	(728,218)	(836,977)	(905,574)
Interest on due to banks and correspondents	(683,078)	(435,426)	(557,141)
Deposit Insurance Fund	(230,255)	(213,741)	(183,132)
Interest on lease liabilities	(25,054)	(27,374)	(32,295)
Other interest and similar expense	(138,337)	(111,810)	(112,219)
Total	(3,493,187)	(2,490,802)	(2,978,696)

The increase in the financial margin during 2022 is mainly due to the increase in financial income as a result of the increase in interest rates that have been growing significantly during the year 2022, both in soles and in dollars, compared to the year 2021 with rates historically low.

Likewise, this growth is partially offset by the increase in financial expenses that is affected by the same increase in market rates.

23	COMMISSIONS AND FEES

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,595,547	1,442,966	1,125,432
Funds and equity management	628,739	717,227	651,370
Contingent loans and foreign trade fees	450,874	459,165	372,586
Commissions for banking services	367,946	301,592	263,298
Collection services	119,636	107,442	90,456

Brokerage, securities, and custody services	118,116	121,974	110,615

Commissions for salary advance and payment of services	66,330	52,557	34,766

Commissions for consulting and technical studies	66,291	62,384	57,949

Commissions for intermediation in virtual platforms	35,324	29,983	10,461

Penalty commissions	3,104	21,420	53,859
Others	188,412	177,024	141,986
Total	3,640,319	3,493,734	2,912,778

24	NET GAIN ON SECURITIES

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Net gain in associates (i)	104,461	74,021	64,672
Net gain on investments at fair value with changes in other comprehensive income (ii)	75,273	65,976	291,944
(Provision) recovery of credit loss for investments at fair value with changes in other comprehensive income (iii), note 6(b)	(58,260)	(6,816)	(52,263)
Net (loss) gain on investments at fair value through profit or loss (iv)	(114,892)	(102,761)	221,060
Others	(1,114)	(1,770)	(2,331)
Total	5,468	28,650	523,082

(i)	It mainly includes the profit of its associate "Health Provider Entity" for approximately S/73.4 million during the year 2022 (S/54.0 million in the year 2021).

(ii)	The result of own investments at fair value through other comprehensive income is due to the net effect mainly from the following subsidiaries:

-	Credicorp Capital Colombia S.A. obtained a net profit of approximately S/55.1 million (during the year 2021, net profit of approximately S/51.7 million).

-	Banco de Crédito de Bolivia obtained a net profit of approximately S/17.1 million (during the year 2021, net profit of approximately S/16.6 million).

-	Credibolsa S.A. Agente de Bolsa, obtained a net profit of approximately S/16.5 million (during the year 20201, net profit of approximately S/12.3 million).

-	Credicorp Capital S.A. Corredores de Bolsa obtained a net profit of approximately S/11.0 million (during 2021, a net loss of approximately S/2.8 million).

-	Credicorp Capital SAB obtained a net profit of approximately S/8.8 million (during the year 2021, net profit of approximately S/13.3 million).

-	Banco de Crédito del Perú obtained a net profit of approximately S/4.5 million (during 2021, a net loss of approximately S/87.8).

-	ASB Bank Corp. obtained a net loss of approximately S/17.6 million (during 2021, net income of approximately S/44.0 million)

-	Pacifico obtained a net loss of approximately S/18.2 million (during 2021, net income of approximately S/20.6 million).

(iii)	As a result of the evaluation of impairment, during 2022 it mainly comprises the net effect recorded mainly by the following subsidiaries: (i) impairment of S/34.7 million by Pacífico Seguros, (ii) impairment of S/ 16.8 million by ASB Bank Corp., and (iii) impairment of S/7.0 million by Banco de Crédito del Perú. The result during 2021 corresponds to the impairment recorded mainly by the following subsidiaries: (i) impairment of S/11.3 million from Pacífico Seguros, (ii) impairment recovery of S/3.9 million from Banco de Crédito del Perú, and (iii) recovery of impairment of S/0.8 million by Banco de Crédito de Bolivia.

(iv)	The result of investments at fair value through profit or loss is mainly due to the net effect of the following subsidiaries: (i) net loss of approximately S/45.8 million by Credicorp Ltd., (ii) net loss of approximately S/30.8 million by Banco de Crédito del Perú and (iii) a net loss of approximately S/28.0 million by Prima AFP S.A. The net effect during 2021 corresponds to a net loss of approximately S/45.9 million by ASB Bank Corp., (ii) a net loss of approximately S/46.9 million by Credicorp Capital Colombia S.A. and (iii) net income of approximately S/17.1 million from Atlantic Security Private Equity General Partner.

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2022
Life insurance	2,614,643	(598,027)	2,016,616	(252,940)	(175,873)	1,587,803
Health insurance	668,902	(30,885)	638,017	(14,263)	−	623,754
General insurance	1,199,655	(6,144)	1,193,511	(531,773)	−	661,738
Total	4,483,200	(635,056)	3,848,144	(798,976)	(175,873)	2,873,295

2021
Life insurance	2,508,154	(890,216)	1,617,938	(214,636)	54,663	1,457,965
Health insurance	630,790	(30,457)	600,333	(15,078)	−	585,255
General insurance	1,140,478	(3,176)	1,137,302	(508,992)	−	628,310
Total	4,279,422	(923,849)	3,355,573	(738,706)	54,663	2,671,530

2020
Life insurance	2,036,713	(754,480)	1,282,233	(115,347)	115,627	1,282,513
Health insurance	584,068	(22,366)	561,702	(12,309)	−	549,393
General insurance	1,021,136	(4,614)	1,016,522	(420,368)	−	596,154
Total	3,641,917	(781,460)	2,860,457	(548,024)	115,627	2,428,060

(*)	This item includes earned premiums, reinsurance premiums accepted, and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(392,123)	(355,356)	(244,112)
Premiums ceded for facultative contracts, Note 9(b)	(399,482)	(392,346)	(327,098)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	(7,371)	8,996	23,186
	(798,976)	(738,706)	(548,024)

b)	Gross written premiums by insurance type are described below:

	2022		2021		2020
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	2,016,616	52.40	1,617,938	48.22	1,282,233	44.83
Health insurance (ii)	638,017	16.58	600,333	17.89	561,702	19.64
General insurance (iii)	1,193,511	31.02	1,137,302	33.89	1,016,522	35.53
Total	3,848,144	100.00	3,355,573	100.00	2,860,457	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2022		2021		2020
	S/(000)%		S/(000)%		S/(000)%

Disability and survival (*)	778,661	38.61	645,194	39.88	458,653	35.77
Credit life	660,696	32.76	593,370	36.67	582,064	45.39
Individual life (**)	323,881	16.06	119,220	7.37	46,391	3.62
Group life	165,651	8.21	150,777	9.32	129,315	10.09
Annuities	87,727	4.36	109,377	6.76	65,810	5.13
Total	2,016,616	100.00	1,617,938	100.00	1,282,233	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 552.8 million as of December 31, 2022 (S/ 519.8 million and S/ 483.1 million as of December 31, 2021 and 2020, respectively) and represents 86.65 percent of this line of business as of December 31, 2022 (86.59 and 86.01 percent as of December 31, 2021 and 2020, respectively).

(iii)	General insurance gross written premiums consist of the following:

	2022		2021		2020
	S/(000)%		S/(000)%		S/(000)%

Automobile	335,401	28.10	334,939	29.45	339,306	33.38
Fire and allied lines	324,351	27.18	311,048	27.35	271,380	26.70
Theft and robbery	132,138	11.07	110,815	9.74	88,751	8.73
Third party liability	124,983	10.47	109,907	9.66	62,080	6.11
Transport	74,237	6.22	58,300	5.13	42,758	4.21
Technical lines (*)	68,611	5.75	63,792	5.61	59,370	5.84
Marine Hull	35,104	2.94	29,414	2.59	23,091	2.27
SOAT (Mandatory automobile line)	25,334	2.12	25,662	2.26	32,934	3.24
Aviation	16,551	1.39	38,275	3.37	37,366	3.68
Others	56,801	4.76	55,150	4.84	59,486	5.84
Total	1,193,511	100.00	1,137,302	100.00	1,016,522	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2022
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,547,674	399,919	329,442	2,277,035
Ceded claims, Note 9(b)	(252,125)	(82,190)	(12,830)	(347,145)
Net insurance claims	1,295,549	317,729	316,612	1,929,890

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	2,183,789	375,162	325,307	2,884,258
Ceded claims, Note 9(b)	(406,494)	(120,546)	(15,301)	(542,341)
Net insurance claims	1,777,295	254,616	310,006	2,341,917

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	1,383,344	326,183	281,627	1,991,154
Ceded claims, Note 9(b)	(138,573)	(131,444)	(13,024)	(283,041)
Net insurance claims	1,244,771	194,739	268,603	1,708,113

As of December 31, 2022, the decrease in net life insurance claims is mainly due to a lower claim rate of real cases due to COVID-19 for S/466.5 million, release of IBNR for S/69.8 million and other minors for S/ 54.6 million. As of December 31, 2021, the increase in net claims for life insurance is mainly due to the increase in claims in real cases due to COVID-19 for S/335.2 million, higher claims in credit life for S/49.7 million, annuities for S/30.9 million, Complementary Risk Work Insurance (“SCTR”) for S/30.3 million as a result of the normalization of activities regarding the limitation of activities due to the 2020 pandemic and other minors for S/87.0 million.

As of December 31, 2022, the increase in net claims for general insurance corresponds to a higher claim rate of vehicles for S/38.2 million, transportation for S/16.6 million and other minor claims for S/8.3 million. As of December 31, 2021, the restrictions established by the government in relation to circulation and capacity in commercial activities began to be less rigid, which led to a gradual increase in claims in the general insurance business, but without reaching pre-pandemic levels, mainly in the Auto lines and in the Mandatory Traffic Accident Insurance (“SOAT” by its acronym in Spanish).

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Salaries	2,245,944	2,090,835	1,958,770
Vacations, medical assistance and others	368,194	342,435	285,891
Bonuses	313,313	280,568	271,712
Workers profit sharing (a)	311,459	165,091	164,716
Additional participation	305,122	342,065	165,859
Social security	245,730	213,640	209,782
Severance indemnities	174,297	159,845	151,725
Share-based payment plans	88,721	73,997	104,499
Total	4,052,780	3,668,476	3,312,954

(a)	The variation corresponds mainly comprises a higher provision of legal profit sharing compared to 2021 by BCP.

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)

Systems expenses (a)	938,014	741,429	539,910
Publicity and loyalty programs (b)	653,430	486,885	349,745
Consulting and professional fees	338,269	312,978	219,671
Taxes and contributions	305,486	289,484	266,704
Transport and communications	229,110	208,244	169,616
Repair and maintenance	137,946	123,232	118,369
Outsourcing	118,778	99,440	69,379
Comissions by agents	106,356	104,700	87,899
Lease	91,680	86,417	70,404
Sundry supplies (c)	87,848	57,093	67,537
Security and protection	64,480	63,500	64,439
Insurance	62,994	62,142	43,657
Subscriptions and quotes	58,251	55,331	49,464
Electricity and water	51,117	48,886	51,649
Electronic processing	35,896	39,528	36,920
Cleaning	20,435	20,105	22,900
Others (d)	205,011	154,323	155,455
Total	3,505,101	2,953,717	2,383,718

(a)	The increase is mainly due to higher support expenses in Information technology, maintenance services and license renewal, as well as the increase in greater execution of strategic initiatives in software tools for digital transformation improvements.

(b)	The increase is mainly due to higher marketing and advertising expenses; especially in Tenpo Prepago SpA and Tenpo Technology SpA to attract new customers and promote the use of their products. Additionally, the increase in expenses related to customer loyalty and acquisition programs, mainly in BCP.

(c)	The increase is mainly due to the growth in the consumption of credit cards, such as Credimas, Amex and Visa with chip, as well as the greater consumption of the physical token for accessing platforms such as Internet Banking and Mobile Banking.

(d)	The variation is mainly due to the increase in rates such as risk centers, growth in collections from alternative channels and other services.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other income
Rental income	46,824	35,218	37,882
Gain from sale of loan portfolio	18,712	15,700	28,728
Net income from sale of property, furniture and equipment	14,178	16,083	12,163
Net income from the sale of foreclosed assets	11,355	10,684	3,685
Income from resolution of IFRS 16 contracts	5,355	16,817	8,273
Recoveries of other accounts receivable and other assets	1,299	3,728	1,137
Others (a)	231,659	168,337	197,169
Total other income	329,382	266,567	289,037

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other expenses
Losses due to operational risk	74,512	58,956	54,818
Provision for sundry risks, note 13 (j)	43,846	70,824	140,897
Association in participation	40,955	47,176	52,020
Reduction of intangibles due to withdrawals and dismissed projects	19,432	17,630	40,342
Expenses on improvements in building for rent	18,962	23,814	25,773
Provision for other accounts receivable	18,736	28,324	51,517
Donations	16,362	9,949	128,884
Operating expenses due to COVID-19	20,177	50,107	106,776
Administrative and tax penalties	1,626	1,601	3,029
Loss on sale of investment properties	359	−	1,328
Others (a)	124,263	126,733	154,740
Total other expenses	379,230	435,114	760,124

(a)	The variation comprises mainly to positive resolutions of income tax claiming to the tax regulator for 2014 and 2015 periods.

30	EARNING PER SHARE

Net earnings per common share were determined based on the net income attributable to equity holders of the Group as follows:

	2022	2021	2020

Net income attributable to equity holders of Credicorp (in thousands of Soles)	4,633,096	3,584,582	346,894

Number of stock
Ordinary stock, Note 18(a)	94,382,317	94,382,317	94,382,317
Less opening balance of treasury stock	(14,850,369)	(14,914,734)	(14,872,164)
Sale (acquisition) of treasury stock, net	(3,615)	26,604	(99,716)
Weighted average number of ordinary shares for basic earnings	79,528,333	79,494,187	79,410,437
Plus - dilution effect - stock awards	168,462	182,208	212,438
Weighted average number of ordinary shares adjusted for the effect of dilution	79,696,795	79,676,395	79,622,875

Basic earnings per share (in Soles)	58.26	45.09	4.37
Diluted earnings per share (in Soles)	58.13	44.99	4.36

31	OPERATING SEGMENTS

The Board of Directors of Credicorp organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; in order to optimize the management thereof. We present the Group´s business lines below:

a)	Universal Banking -

Comprising operations related to the granting of different credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and checking accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the profit or loss and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-	Insurance: it mainly includes the issuance of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, which are carried out through Pacífico Compañía de Seguros y Reaseguros and its subsidiaries.

-	Pensions funds: It provides Management Service of private pension funds to the affiliates, which is carried out from Prima AFP.

c)	Microfinance -

Includes management of loans, deposits and checking accounts of the small and microenterprises which are carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Banking and Equity Management -

Comprising brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, comprising the structuring and placement of issues in the primary market, as well as the implementation and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, through the implementation of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group as of December 31, 2022, 2021 and 2020.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2022, 2021 and 2020:

	Income (*)
2022	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	13,510	518	7,828	3,139	(1,448)	(452)	(1,625)	4,258	590	177,907	157,485
Banco de Crédito de Bolivia	865	9	325	167	(69)	(24)	(112)	68	15	12,698	11,838
	14,375	527	8,153	3,306	(1,517)	(476)	(1,737)	4,326	605	190,605	169,323
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,763	63	727	620	-	(50)	(12)	452	80	15,905	13,504
Prima AFP	354	4	-	354	-	(23)	(48)	110	29	735	238
	4,117	67	727	974	-	(73)	(60)	562	109	16,640	13,742
Microfinance
Mibanco	2,750	-	2,139	31	(597)	(76)	(165)	425	96	17,226	14,444
Mibanco Colombia (****)	375	-	236	45	(45)	(13)	(7)	14	8	1,530	1,290
	3,125	-	2,375	76	(642)	(89)	(172)	439	104	18,756	15,734
Investment Banking and Wealth Management	923	90	98	666	-	(41)	(15)	21	41	14,051	10,670
Other segments	453	41	165	748	-	(4)	(127)	(603)	61	3,476	2,606
Eliminations	-	-	-	-	-	-	-	-	-	(6,774)	(4,901)

Total consolidated	22,993	725	11,518	5,770	(2,159)	(683)	(2,111)	4,745	920	236,754	207,174

	Income (*)
2021	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,143	368	6,192	3,262	(1,034)	(441)	(1,275)	3,391	449	184,740	166,411
Banco de Crédito de Bolivia	891	10	337	157	(17)	(23)	(63)	72	27	13,800	12,965
	12,034	378	6,529	3,419	(1,051)	(464)	(1,338)	3,463	476	198,540	179,376
Insurance and Pesion funds
Pacífico Seguros y subsidiarias	3,544	64	610	228	-	(57)	(5)	(130)	81	16,491	14,194
Prima AFP	407	1	(4)	406	-	(21)	(65)	146	12	840	265
	3,951	65	606	634	-	(78)	(70)	16	93	17,331	14,459
Microfinance
Mibanco	2,114	-	1,860	(12)	(504)	(78)	(143)	266	50	16,163	13,800
Mibanco Colombia (****)	302	-	229	35	(4)	(14)	(16)	43	8	1,393	1,159
	2,416	-	2,089	23	(508)	(92)	(159)	309	58	17,556	14,959
Investment banking and wealth management	866	73	89	767	1	(45)	(25)	147	11	14,744	12,990
Other segments	182	33	47	80	(1)	(4)	(69)	(263)	2	3,377	2,634
Eliminations	-	-	-	-	-	-	-	-	-	(6,701)	(6,609)
Total consolidated	19,449	549	9,360	4,923	(1,559)	(683)	(1,661)	3,672	640	244,847	217,809

(*)	Comprising total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Comprising income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Comprising other income (include income and expenses for commissions) and insurance underwriting result.

	Income (*)
2020	External	From other segments (**)	Net interest, similar income and expenses	Otros income, net (***)	Provision for credit losses on loan portfolio	Depreciation y amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,775	412	5,992	2,795	(4,637)	(428)	(51)	619	464	180,766	164,632
Banco de Crédito de Bolivia	773	7	330	103	(252)	(23)	139	(74)	16	12,472	11,781
	11,548	419	6,322	2,898	(4,889)	(451)	88	545	480	193,238	176,413
Insurance and pension funds
Pacífico Seguros y subsidiarias	3,211	57	526	602	-	(59)	(2)	195	49	16,025	13,039
Prima AFP	389	2	(8)	388	-	(21)	(67)	148	7	1,108	408
	3,600	59	518	990	-	(80)	(69)	343	56	17,133	13,447
Microfinance
Mibanco	1,972	-	1,506	24	(1,118)	(86)	142	(379)	51	15,649	13,540
Mibanco Colombia (****)	238	-	165	28	(75)	(14)	19	(51)	13	1,208	993
	2,210	-	1,671	52	(1,193)	(100)	161	(430)	64	16,857	14,533
Investment Banking and Wealth Management	1,102	31	70	920	-	(35)	(34)	(78)	29	11,715	9,995
Other segments	(78)	16	(12)	(96)	2	(4)	(36)	(46)	4	3,484	2,531
Eliminations	-	-	-	-	-	-	-	-	-	(5,021)	(4,958)

Total consolidated	18,382	525	8,569	4,764	(6,080)	(670)	110	334	633	237,406	211,961

(*)	Comprising total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Comprising income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Comprising other income (including income and expenses for commissions) and insurance underwriting result.
(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia.

(ii)	The following table shows (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2022, 2021 and 2020:

	2022				2021				2020
	Total income (*)	Operating income (**)	Total non current assets (***)	Total, liabilities	Total income (*)	Operating income (**)	Total, non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	16,127	11,518	4,325	181,210	17,330	8,682	3,773	188,505	16,485	8,411	3,825	187,291
Bermuda	5,151	(28)	134	2,123	18	(17)	134	2,174	(14)	(22)	134	1,930
Panama(****)	295	105	3	8,384	309	103	30	10,389	261	(73)	32	7,321
Cayman Islands	72	72	-	139	17	-	-	88	97	112	-	83
Bolivia	960	377	113	11,885	978	373	121	13,012	853	357	101	11,870
Colombia	193	132	22	2,283	601	213	415	2,610	566	144	451	2,607
United States of America	8	-	5	15	33	1	1	5	33	-	3	6
Chile	187	4	119	1,132	166	1	131	1,026	134	(2)	171	853
Others	-	-	3	3	-	-	-	-	-	-	-	-
Total consolidated	22,993	12,180	4,724	207,174	19,452	9,356	4,605	217,809	18,415	8,927	4,717	211,961

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.
(****)	In August 2021, the merger by absorption between ASB Bank Corp. and Atlantic Security Bank (absorbed entity) was carried out. See more detail in Note 2(a).

32	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a)	The Group’s consolidated financial statements as of December 31, 2022 and 2021 include transactions with related parties, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table shows the main transactions and balances with related parties and individuals as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)

Statement of financial position -
Direct loans	1,804,837	1,888,433
Investments (i)	800,021	920,852
Deposits (ii)	(1,138,115)	(970,072)
Derivatives at fair value	336,867	30,026

(i)	During the year 2022, the balance includes mainly S/158.1 million of corporate bonds, S/157.0 million of shares of Alicorp S.A.A.; S/155.3 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/126.8 million of shares of Inversiones Centenario. The decreasse in the balance mainly includes the fluctuation that negatively affected the investments in shares of Inversiones Centenario, and corporative bonds of Alicorp S.A.A. and Cementos Pacasmayo S.A.

During the year 2021, the balance mainly includes S/183.3 million of corporate bonds, S/178.6 million of corporate bonds issued by Cementos Pacasmayo S.A., S/137.7 million of shares of Alicorp S.A.A. and S/184.8 million of shares of Inversiones Centenario.

(ii)	Comprising deposits from legal entities and individuals. As of December 31, 2022 and 2021, the balance corresponds mainly comprises higher deposits held by related parties and individuals.

	2022	2021
	S/(000)	S/(000)

Statement of income
Interest income related to loans	38,896	39,355
Interest expenses related to deposits	(24,143)	(15,999)
Other income	13,232	9,967

Contingent risks and commitments
Indirect loans	433,639	503,880

As of December 31, 2022, the increase in deposit expenses is mainly due to higher deposits held by related parties and individuals.

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of December 31, 2022 and 2021, direct loans to related parties are secured by collateral, had maturities between January 2022 and June 2029, and accrue an annual average interest rate of 6.86 percent and at an annual foreign currency average interest rate of 4.59 percent (as of December 31, 2021, maturities between January 2022 an December 2029, at an annual soles average interest rate of 6.03 percent and at an annual foreign currency average interest rate of 3.36 percent). Also, as of December 31, 2022 and December 31, 2021, the Group maintains an allowance for loan losses for related parties amounting to S/8.5 million and S/19.7 million, respectively.

d)	As of December 31, 2022 and 2021, directors, officers and employees of the Group have been involved, directly and indirectly, in financial transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of December 31, 2022 and 2021, direct loans to employees, directors, key management and family members amounted to S/1,179.2 million and S/1,054.7 million, respectively; they are repaid monthly basis and accrue interest at market rates.

e)	The Group’s key personnel compensation (including the related income taxes assumed by the Group) as of December 31, 2022 and 2021 was as follows:

	2022	2021
	S/(000)	S/(000)

Director’s compensation	7,850	6,862
Senior Management Compensation:
Remuneration	40,201	45,164
Stock awards vested	28,450	10,351
Total	76,501	62,377

f)	As of December 31, 2022 and 2021 the Group holds interests in different funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2022	2021
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. dollar (i)	626,404	588,330
Bolivianos	163,701	157,332
Colombian pesos	76,535	78,773
Soles(ii)	70,987	45,741
Chilean pesos	5,735	2,140
Total	943,362	872,316

Restricted mutual funds, Note 6(a)(iv)	351,317	365,954

(i)	The increase in the balance mainly comprises the purchase of new shares in participation quotes in investment funds managed by Credicorp Capital S.A. S.A.F.

(ii)	The increase in 2022 compared to 2021 is due to the acquisition of participation quotas in investment funds managed by Credicorp Capital S.A. S.A.F.

g)	The following table presents the main transactions between subsidiaries of de Group, which have been eliminated in the financial statement consolidation process:

	2022	2021
	S/(000)	S/(000)

Statement of financial position -
Direct loans	3,067,625	3,104,188
Investments	163,200	115,642
Deposits	(1,359,011)	(2,917,660)
Derivatives at fair value (*)	17,190	20,392

	2022	2021
	S/(000)	S/(000)

Statement of income
Interest income related to loans	118,627	58,270
Interest expenses related to deposits	(12,972)	(1,499)
Other income	79,743	76,645

Contingent risks and commitments
Indirect loans	440,577	331,920

(*)	Accounts receivable for derivatives held by group companies will be accounts payable for the subsidiaries with which the derivative is agreed and vice versa. These transactions are eliminated from the Statement of Financial Position.

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2022 and 2021:

	2022						2021
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income			Total
	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	−	−	−	−	34,183,840	34,183,840	−	−	−	−	39,320,740	39,320,740
Cash collateral, reverse repurchase agreements and securities borrowings	−	−	−	−	1,101,856	1,101,856	−	−	−	−	1,766,948	1,766,948
At fair value through profit or loss	4,199,334	−	−	−	−	4,199,334	5,928,538	−	−	−	−	5,928,538
Investments at fair value through other comprehensive income, Note 6(b)	−	−	30,449,806	336,355	−	30,786,161	−	−	34,380,557	377,886	−	34,758,443
Amortized cost investments	−	−	−	−	10,445,729	10,445,729	−	−	−	−	8,265,559	8,265,559
Loans, net	−	−	−	−	140,753,972	140,753,972	−	−	−	−	139,120,104	139,120,104
Financial assets designated at fair value through profit or loss	−	768,801	−	−	−	768,801	−	987,082	−	−	−	987,082
Premiums and other policies receivable	−	−	−	−	913,124	913,124	−	−	−	−	921,103	921,103
Accounts receivable from reinsurers and coinsurers	−	−	−	−	1,106,674	1,106,674	−	−	−	−	1,198,379	1,198,379
Due from customers on banker’s acceptances	−	−	−	−	699,678	699,678	−	−	−	−	532,404	532,404
Other assets, Note 13(a)	1,478,726	−	−	−	1,755,899	3,234,625	1,661,628	−	−	−	1,809,431	3,471,059
	5,678,060	768,801	30,449,806	336,355	190,960,772	228,193,794	7,590,166	987,082	34,380,557	377,886	192,934,668	236,270,359

Liabilities

Deposits and obligations	−	−	−	−	147,020,787	147,020,787	−	−	−	−	149,596,545	149,596,545
Payables from repurchase agreements and securities lending	−	−	−	−	12,966,725	12,966,725	−	−	−	−	22,013,866	22,013,866
Due to banks and correspondents	−	−	−	−	8,937,411	8,937,411	−	−	−	−	7,212,946	7,212,946
Due from customers on banker’s acceptances	−	−	−	−	699,678	699,678	−	−	−	−	532,404	532,404
Accounts payable to reinsurers and coinsurers	−	−	−	−	420,094	420,094	−	−	−	−	463,825	463,825
Lease liabilities	−	−	−	−	578,074	578,074	−	−	−	−	655,294	655,294
Financial liabilities at fair value through profit or loss	191,010	−	−	−	−	191,010	337,909	−	−	−	−	337,909
Bonds and notes issued	−	−	−	−	17,007,194	17,007,194	−	−	−	−	17,823,146	17,823,146
Other liabilities, Note 13(a)	1,345,665	−	−	−	4,065,297	5,410,962	1,524,761	−	−	−	3,845,852	5,370,613
	1,536,675	−	−	−	191,695,260	193,231,935	1,862,670	−	−	−	202,143,878	204,006,548

34	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

The Group’s activities mainly comprise the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is mainly exposed to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Board of Directors of Credicorp is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

It also takes knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito's Board of Directors is responsible for the general approach to risk management of the Group's subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group's regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Also, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Risk commitee of Grupo Crédito -

Represents the Board of Directors of Grupo Crédito in risk management decision-making. Furthermore, proposes Board of directors of Grupo Crédito the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite, as well as the establishing of principles, policies and general limits.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Also, the coordinator of the Committee will be the Risk Manager of Grupo Crédito, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who can assist with the development of the session.

In addition to effectively managing all the risks, the Risk Committee of Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate Credit Risk Committees (retail and non-retail)-

The Corporate Credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Grupo Crédito Risk Committee.

Corporate Committee for Market, Structural, Trading and Liquidity Risks

The Corporate Committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group's companies. In addition, it monitors the indicators and limits of the market risk appetite and liquidity of the Group and of each one of the companies of the Group. Likewise, it is responsible for escalating managerial decisions above its authority to the Risk Committee of Grupo Crédito.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the corrective actions in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring its compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Risk Committee of Grupo Crédito on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Credicorp Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by the companies of the Group.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Board of Directors of Grupo Credito. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with customers in the wholesale segment. It evaluates and authorizes loan proposals until their autonomy and proposes their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Board of Directors of Grupo Crédito, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding global exposure and by type of risk, as well as the specific exposure of each company of the group.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito's Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Likewise, there is an active and recurring participation of the BCP Retail Banking Risk Division in MiBanco's Credit Risk and Collections Committee and in the BCB Retail Banking Risk Committee to ensure alignment of best practices in terms of policies and guidelines credit, risk segmentation and credit risk models.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Directors of Grupo Crédito. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

(vi)	Internal Audit Division and Corporate Ethics and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors, providing agile and timely assurance, advice and analysis based on risk and data. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the companies of the Group.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, The Board of Directors of Grupo Credito approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

“Core” metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure, no financial and cybersecurity risks.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the different risks, to which the Group is exposed, as well as define a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: It establishes explicit general principles and the qualitative statements which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: They allow control over the risk-taking process within the tolerance threshold established by the Board of Directors. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: It seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures mainly arise from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans and due from customers on acceptances), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one debtor or group of debtors, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet payments of principal and interest on its obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and receivables; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk as of December 31, 2021 and 2020 before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.8(a), 34.8(b) and the contingent credits detailed in Note 21(a).

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of credit. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco y Solución Empresa Administradora Hipotecaria internally classify a loan as past due

-	For corporate, large and medium companies, when it has more than 15 days in arrears.
-	For small and microbusiness when it has more than 30 days in arrears.
-	For overdrafts when it has more than 30 days in arrears.
-	For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.
-	For microbusiness loans when it has more than 60 days in arrears.
-	For consumer loans when it has more than 60 days in arrears.
-	For mortgage loans when it has more than 30 days in arrears.

-	ASB Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

-	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate for the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date using the effective interest rate. The definition of the parameters is presented below:

-	Probabilidad de incumplimiento (PD): It is a credit rating measure that is given internally to a client with the objective of estimating its probability of default within a specific time horizon. The process of obtaining the PD is carried out considering three main components: (i) the risk observed at the portfolio level, (ii) the macroeconomic perspectives of the main countries where Credicorp operates and (iii) the individual risk of each credit, which It is measured through rating and scoring tools.

The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-	Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment.It should be noted that, for commercial debtors with the highest debt that are classified in default, Risk Management performs an individual review to determine the expected loss in each case, in which it considers: (i) knowledge of the specific situation of the client, (ii) the coverage of real guarantees, (iii) the financial information available, (iv) the conditions of the sector in which the company operates, (v) among others.

-	Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poor’s or Moody's, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the definition for Commercial products. When an issuer is classified as default, all its instruments are also classified as Default, that is, in stage 3.

-	Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-	LGD workout: this is the real loss of the clients that arrived at the stage of default. The recoveries and costs of each one of the operations are used to calculate this parameter (includes open and closed recovery processes).

-	LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in arrears of the operation (the longer the operation is in default, the greater will be the loss).

-	Exposure at default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan allocated in stage 1 and stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2022 were:

-	PD models: in accordance with our internal governance scheme, throughout 2022 we still monitor the performance of the PD models and implement the necessary calibrations to maintain a proper measurement of the credit risk of our loan portfolio.

-	LGD models: throughout 2022, we calibrated in a comprehensive manner the LGD models of the Retail and SME portfolios in order to maintain an adequate level of precision in estimating the loss at the time of default. This calibration included the use of data comprising the observed behavior during the pandemic, the updating of the methodological assumptions and certain revisions to improve the consideration of the guarantees of impaired mortgage loans in the measurement of the recovery rate.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in Phase 1 and Phase 2, the significance of the macroeconomic variables (or their variations) that have greater influence in each portfolio. which give a better prospective and systemic vision to the estimation, based on econometric techniques. Each macroeconomic scenario used in the calculation of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The expected credit loss is a weighted estimate that considers three future macroeconomic scenarios (base, optimistic, pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal team of Economic Studies and approved by Senior Management; these projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All considered scenarios are applied to portfolios subject to expected credit loss with the same probabilities.

Changes from one stage to another:

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.
-	Additionally, significant risk increase thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the risk segmentation used in the management of Retail Banking and an individual review is carried out in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date.

Wholesale banking assets can be moved in both directions from one stage to another; in this regard, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired (according to our definition of default) during a certain number of subsequent reporting periods.

On the other hand, Retail Banking assets that migrated to Phase 2 will return to Phase 1 if their credit risk has not increased significantly since initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets housed in Phase 3, these will not return to Phase 2 except for refinanced loans, which will return to Phase 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delay in payments and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in Note 34.1(c).

	2022				2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	66,885,472	6,848,298	-	73,733,770	69,831,342	8,987,668	−	78,819,010
Past due but not impaired	804,155	691,215	-	1,495,370	542,210	739,183	−	1,281,393
Impaired	-	-	6,439,760	6,439,760	−	−	6,906,547	6,906,547
Gross	67,689,627	7,539,513	6,439,760	81,668,900	70,373,552	9,726,851	6,906,547	87,006,950
Less: Provision for loan losses	503,651	489,381	2,260,569	3,253,601	554,018	636,875	2,206,979	3,397,872
Total, net	67,185,976	7,050,132	4,179,191	78,415,299	69,819,534	9,089,976	4,699,568	83,609,078

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,213,711	2,747,557	-	20,961,268	18,446,261	1,466,878	−	19,913,139
Past due but not impaired	426,722	459,525	-	886,247	255,928	291,247	−	547,175
Impaired	-	-	1,388,060	1,388,060	−	−	1,371,146	1,371,146
Gross	18,640,433	3,207,082	1,388,060	23,235,575	18,702,189	1,758,125	1,371,146	21,831,460
Less: Provision for loan losses	83,536	126,834	757,778	968,148	76,706	97,388	800,639	974,733
Total, net	18,556,897	3,080,248	630,282	22,267,427	18,625,483	1,660,737	570,507	20,856,727

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	13,128,339	6,452,839	-	19,581,178	10,616,608	8,349,028	−	18,965,636
Past due but not impaired	236,253	813,423	-	1,049,676	134,473	576,320	−	710,793
Impaired	-	-	1,741,439	1,741,439	−	−	1,906,172	1,906,172
Gross	13,364,592	7,266,262	1,741,439	22,372,293	10,751,081	8,925,348	1,906,172	21,582,601
Less: Provision for loan losses	315,837	540,906	1,113,145	1,969,888	434,049	625,252	1,148,629	2,207,930
Total, net	13,048,755	6,725,356	628,294	20,402,405	10,317,032	8,300,096	757,543	19,374,671

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	15,136,571	3,029,538	-	18,166,109	11,870,584	2,718,498	−	14,589,082
Past due but not impaired	205,944	442,066	-	648,010	104,821	202,577	−	307,398
Impaired	-	-	1,099,382	1,099,382	−	−	1,099,328	1,099,328
Gross	15,342,515	3,471,604	1,099,382	19,913,501	11,975,405	2,921,075	1,099,328	15,995,808
Less: Provision for loan losses	300,321	439,572	940,872	1,680,765	317,595	637,762	941,416	1,896,773
Total, net	15,042,194	3,032,032	158,510	18,232,736	11,657,810	2,283,313	157,912	14,099,035

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	115,037,167	21,484,461	10,668,641	147,190,269	111,802,227	23,331,399	11,283,193	146,416,819
Total credit losses, Note 7(a)	1,203,345	1,596,693	5,072,364	7,872,402	1,382,368	1,997,277	5,097,663	8,477,308
Total net direct loans	113,833,822	19,887,768	5,596,277	139,317,867	110,419,859	21,334,122	6,185,530	137,939,511

The general explanation of the variations in the allowance for loan losses is found in Note 7(c).

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: these are loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.
-	Renegotiated loans due to the COVID-19 pandemic: these are loans for which, due to the pandemic, the SBS and other local regulators have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements. It should be noted that these loans were granted mainly during 2020 and 2021.

The amount of the gross balance of the portfolio and provision of the renegotiated credits of Credicorp is shown below. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2022, and 2021, renegotiated loans and their expected credit loss are composed as follows:

	2022		2021
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	67,619	702	60,420	1,097
Stage 2	23,157	1,698	44,861	10,617
Stage 3	1,999,383	863,751	1,681,057	936,994
Total	2,090,159	866,151	1,786,338	948,708

	2022		2021
	Renegotiated loans COVID	Allowance for loan losses	Renegotiated loans COVID	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	5,137,915	60,660	10,747,826	178,357
Stage 2	2,544,631	211,866	5,440,274	666,092
Stage 3	2,023,938	1,268,559	2,752,914	1,567,504
Total	9,706,484	1,541,085	18,941,014	2,411,953

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2022					2021
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	6,439,760	1,388,060	1,741,439	1,099,382	10,668,641	6,906,547	1,371,146	1,906,172	1,099,328	11,283,193
Fair value of collateral	5,646,832	1,204,144	440,715	279,380	7,571,071	6,298,966	1,181,979	486,477	279,861	8,247,283
Provision for credit losses	2,260,569	757,778	1,113,145	940,872	5,072,364	2,206,979	800,639	1,148,628	941,416	5,097,662

On the other hand, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delay in payment, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delay in payment, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past due. However, the days of delay in payment are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	2022						2021
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	132,442,147	-	-	178	132,442,325	178	132,273,846	−	−	13,021	132,286,867	13,021
Past due but not impaired	-	-	3,504,999	574,304	4,079,303	4,079,304	−	−	2,400,329	446,430	2,846,759	2,846,759
Impaired debt	-	4,461,962	827,340	5,379,339	10,668,641	6,206,680	−	5,357,744	822,461	5,102,988	11,283,193	5,925,449
Total	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269	10,286,161	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819	8,785,229

The classification of loans by type of loan and maturity is as follows:

	2022					2021
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	73,733,752	3,115,029	1,496,743	3,323,376	81,668,900	78,815,254	3,627,246	1,362,487	3,201,963	87,006,950
Residential mortgage loans	20,961,268	506,639	1,076,953	690,715	23,235,575	19,913,139	581,358	731,821	605,142	21,831,460
Microbusiness loans	19,581,019	365,265	950,477	1,475,532	22,372,293	18,956,460	524,064	683,183	1,418,894	21,582,601
Consumer loans	18,166,108	475,029	808,166	464,198	19,913,501	14,588,993	625,076	445,299	336,440	15,995,808
Total	132,442,147	4,461,962	4,332,339	5,953,821	147,190,269	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, that are calculated with macroeconomic projections provided by the internal team of Economic Studies and approved by the Senior Management. The local and international information flows available during the analysis period are used to feed projections, which reflect the fact that Peru is a small and open economy, and in this context approximately 60.0 percent of the volatility in economic growth is driven by external factors, including terms of trade, the growth of Peru’s trading partners; and the external interest rates. Information on each of these factors is gathered to construct each scenario for the next three years.

The variables mentioned above, together with local variables (fiscal and monetary variables), are incorporated in the economic models. In this regard two types of models are used:

(i)	Structural projection model.
(ii)	Financial programming model.

The first one is a dynamic stochastic general equilibrium model, which is constructed with expectations. The second is built with the main identities of national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2022, 2023 and 2024. We expect GDP to grow around 2.3 percent in 2023 (2.8 percent by 2022) due to:

i) Lower global growth.

ii) Lagged effect on activity as a result of monetary tightening (increase this year in interest rates in dollars and soles by the Central Banks).

iii) Accumulated inflation 2021-2023 close to 20 percent that erodes the purchasing power of the consumer.

iv) Drop in public investment due to the change of subnational authorities.

v) Deterioration of private investment in the absence of large new projects and weak business expectations.

vi) Post-Covid-19 rebound effect is exhausted and is limited almost only to international inbound tourism.

For the period 2022 -2024, probabilities of 50.0 percent, 25.0 percent, and 25.0 percent were considered for the baseline, optimistic, and pessimistic scenarios, respectively (60.0 percent, 30.0 percent, and 10.0 percent, respectively, at the end of December 2021). The probabilities assigned to each scenario and the projections are validated through a fanchart analysis, which uses the probability function to identify and analyze:

i) The central tendency of the projections.

ii) The dispersion that is expected around this value, and values higher or lower than the central value more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios: base, optimistic and pessimistic.

	2022	2021
	S/(000)	S/(000)

Carrying amount	8,530,986	9,071,011

Scenarios:
Optimistic	8,457,825	9,014,409
Base Case	8,517,295	9,078,873
Pessimistic	8,631,531	9,173,730

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions for consolidation purposes.

The following table shows the analysis of the risk-rating of the investments at fair value through profit or loss, at fair value through other comprehensive income and amortized cost provided by the institutions referred to above:

	2022		2021
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA	242,679	0.5	303,831	0.6
AA- a AA+	311,810	0.7	62,287	0.1
A- to A+ (i)	1,931,461	4.3	5,182	-
BBB- to BBB+	18,828,927	41.5	21,050,591	43.1
BB- to BB+	454,480	1.0	694,398	1.4
Lower and equal to +B	−	−	82,395	0.2

Unrated:
BCRP certificates of deposit (ii)	7,019,479	15.5	9,448,574	19.3
Listed and unlisted securities	344,842	0.8	384,243	0.8
Restricted mutual funds	351,317	0.8	365,954	0.7
Investment funds	628,476	1.4	295,480	0.6
Mutual funds	76,111	0.2	20,672	-
Hedge funds	−	−	24,275	-
Other instruments	237,174	0.5	39,035	0.1
Subtotal	30,426,756	67.2	32,776,917	66.9

	2022		2021
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	2,313,750	5.1	1,723,289	3.5
AA- a AA+	1,201,340	2.6	1,508,978	3.1
A- to A+	1,356,963	3.0	2,172,071	4.4
BBB- to BBB+	4,322,363	9.5	4,642,916	9.5
BB- to BB+	2,790,835	6.1	3,357,991	6.9
Lower and equal to +B	132,760	0.3	119,379	0.2

Unrated:
Listed and unlisted securities	34,182	0.1	84,428	0.2
Mutual funds	1,505,939	3.3	1,553,561	3.2
Participations of RAL funds	167,781	0.4	323,139	0.7
Investment funds	257,098	0.6	236,367	0.5
Hedge funds	280	−	152,541	0.3
Other instruments	921,177	1.8	300,963	0.6
Subtotal	15,004,468	32.8	16,175,623	33.1
Total	45,431,224	100.0	48,952,540	100.0

(i)	The increase in the balance is mainly due to the acquisition of new financial instruments rated A- to A+.

(ii)	The decrease in the balance is mainly due to the maturity of these instruments, see notes, 6(a)(vi) and 6(b)(iii).

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2022 and 2021, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2022					2021
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	−	−	24,157,868	7,019,479	31,177,347	1,243,890	−	25,687,934	8,337,430	35,269,254
Financial services	3,866,108	312,993	15,503,612	4,311,513	23,994,226	3,722,668	284,119	18,726,408	5,659,672	28,392,867
Commerce	17,992	28	26,448,551	1,412,625	27,879,196	51,436	4,610	26,716,462	1,484,116	28,256,624
Manufacturing	139,321	35,435	23,541,034	1,697,174	25,412,964	180,666	193,091	22,713,289	2,236,216	25,323,262
Government and public administration	826,279	207	10,318,450	9,547,356	20,692,292	1,605,754	9,516	8,142,978	10,225,797	19,984,045
Mortgage loans	−	−	22,381,290	−	22,381,290	−	−	21,128,330	−	21,128,330
Consumer loans	−	−	18,740,588	−	18,740,588	−	−	14,717,230	−	14,717,230
Real estate and leasing	68,797	−	10,088,768	15,074	10,172,639	81,019	−	11,362,371	49,909	11,493,299
Communications, storage and transportation	55,499	270,906	6,495,988	1,096,852	7,919,245	93,649	401,789	7,282,709	1,154,948	8,933,095
Electricity, gas and water	180,772	107,161	4,884,840	3,250,100	8,422,873	299,189	11,947	4,472,766	3,648,154	8,432,056
Community services	−	−	6,500,918	−	6,500,918	−	−	7,584,239	−	7,584,239
Construction	12,899	−	3,633,858	384,521	4,031,278	23,109	850	3,882,922	557,059	4,463,940
Mining	6,323	−	3,883,227	149,861	4,039,411	108,609	846	4,535,519	223,810	4,868,784
Agriculture	485	−	4,867,488	20,942	4,888,915	6,113	−	4,613,294	31,633	4,651,040
Hotels and restaurants	−	−	2,736,252	−	2,736,252			2,805,317		2,805,317
Education, health and others	89,033	42,071	1,631,340	853,292	2,615,736	102,655	75,774	1,778,522	590,558	2,547,509
Insurance	1,363	−	2,036,187	4,542	2,042,092	14,057	−	2,185,490	832	2,200,379
Fishing	506	−	578,526	−	579,032	1,532	−	611,616	−	613,148
Others	412,683	−	2,531,987	1,022,830	3,967,500	55,820	4,540	3,987,272	558,309	4,605,941
Total	5,678,060	768,801	190,960,772	30,786,161	228,193,794	7,590,166	987,082	192,934,668	34,758,443	236,270,359

(*)        Includes non-trading investments that did not pass SPPI test.

As of December 31, 2022 and 2021 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2022					2021
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Peru	1,257,305	328	169,407,250	19,370,001	190,034,884	2,796,583	17,224	166,930,313	22,822,157	192,566,277
Bolivia	588,484	-	10,808,527	747,078	12,144,089	676,534	-	11,752,887	751,752	13,181,173
United States of America	839,762	450,160	1,799,795	7,332,491	10,422,208	812,625	398,914	6,353,068	7,169,005	14,733,612
Colombia	894,043	6,359	4,073,211	688,313	5,661,926	1,191,192	12,418	2,547,936	752,919	4,504,465
Chile	622,346	-	2,287,020	652,915	3,562,281	416,637	13,638	2,270,868	783,983	3,485,126
Brazil	3,091	-	1,123,155	194,138	1,320,384	19,723	4,512	928,768	171,501	1,124,504
Mexico	16,561	40,811	132,132	385,631	575,135	14,680	94,884	133,350	477,342	720,256
Panama	383	-	402,303	47,551	450,237	-	-	597,310	156,752	754,062
Canada	38,413	-	34,449	103,661	176,523	46,833	321	69,789	131,050	247,993
Europe:
Luxembourg	1,038,393	-	7,020	-	1,045,413	1,121,779	-	7,020	2,236	1,131,035
France	163,577	7,584	28,841	152,041	352,043	256,661	189,157	16,430	237,597	699,845
United Kingdom	93,717	1,978	16,017	193,810	305,522	72,606	14,631	127,018	158,359	372,614
Others in Europe	80,611	10,126	51,758	136,207	278,702	92,442	20,529	270,678	187,004	570,653
Spain	-	-	88,723	28,840	117,563	4,110	-	42,574	41,884	88,568
Switzerland	4	-	175	82,129	82,308	956	372	18,936	110,284	130,548
Netherlands	-	-	31,483	39,038	70,521	907	1,036	27,095	63,135	92,173
Multilateral Organizations (**)	-	-	34,423	80,060	114,483	-	-	-	81,435	81,435
Others	41,370	251,455	634,490	552,257	1,479,572	65,898	219,446	840,628	660,048	1,786,020
Total	5,678,060	768,801	190,960,772	30,786,161	228,193,794	7,590,166	987,082	192,934,668	34,758,443	236,270,359

(*)	Includes non-trading investments that did not pass SPPI test.

(**)	Comprising instruments issued by Banco de Desarrollo de América Latina (formerly CAF) and by Banco Interamericano de Desarrollo (BID).

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative netting agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the consolidated statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives,
-	Accounts receivable from reverse repurchase agreements and securities borrowing,
-	Payables from repurchase agreements and securities lending, and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex (CSA). This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master netting agreements and similar agreements:

	2022
Details	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,500,335	1,500,335	(285,850)	(145,945)	1,068,540
Cash collateral, reverse repurchase agreements and securities borrowing	1,101,856	1,101,856	−	(224,947)	876,909
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,540,528	3,540,528	(3,062,627)	−	477,901
Total	6,142,719	6,142,719	(3,348,477)	(370,892)	2,423,350

	2021
Details	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,661,628	1,661,628	(237,575)	(70,621)	1,353,432
Cash collateral, reverse repurchase agreements and securities borrowing	1,766,948	1,766,948	−	(344,461)	1,422,487
Available-for-sale and held-to-maturity investments pledged as collateral	3,853,967	3,853,967	(1,883,323)	−	1,970,644
Total	7,282,543	7,282,543	(2,120,898)	(415,082)	4,746,563

Financial liabilities subject to offsetting, enforceable netting master agreements and similar agreements:

	2022
Details	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,367,274	1,367,274	285,850	(184,378)	1,468,746
Payables on repurchase agreements and securites lending	12,966,725	12,966,725	(10,655,534)	(649,769)	1,661,422
Total	14,333,999	14,333,999	(10,369,684)	(834,147)	3,130,168

	2021
Details	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,524,761	1,524,761	237,575	(428,672)	1,333,664
Payables on repurchase agreements and securites lending	22,013,866	22,013,866	(17,698,069)	(1,080,616)	3,235,181
Total	23,538,627	23,538,627	(17,460,494)	(1,509,288)	4,568,845

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the consolidated statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.
-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(c)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value through other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book –

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated by multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established based on the risk appetite and the trading strategies of each subsidiary.

The evaluation of the movements of the trading portfolio has been based on annual historical information and 133 market risk factors, which are detailed below: 36 market curves, 71 stock prices, 22 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days. VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 34.2 (b)(ii).

The Group's VaR showed an increase as of December 31, 2022, mainly explained by higher rate risk due to the increase in exposure to fixed income instruments in the Colombian market. The VaR remained contained within the risk appetite limits established by the Risk Management of each Subsidiary.

As of December 31, 2022, and 2021, the Group’s VaR by risk type is as follows:

	2022	2021
	S/(000)	S/(000)

Interest rate risk	74,343	35,721
Price risk	5,219	4,637
Volatility risk	2,032	2,662
Diversification effect	(7,347)	(4,916)
Consolidated VaR by type of risk	74,247	38,104

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the table of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book –

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(i)	Interest rate risk –

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP, BCB, MiBanco – Banco de la Microempresa, , Mibanco – Banco de la Microempresa de Colombia, ASB Bank Corp. and Pacífico Seguros is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin and sensitivity analysis of the net economic value (NEV). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap –

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2022
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	15,413,219	1,339,844	2,635,747	8,875,620	184,437	6,836,829	35,285,696
Investments	6,172,000	2,549,230	3,090,034	10,798,265	18,285,331	337,030	41,231,890
Loans, net	18,513,077	20,548,048	38,917,974	46,932,699	15,367,868	474,306	140,753,972
Financial assets designated at fair value through profit or loss	−	−	−	−	−	768,801	768,801
Premiums and other policies receivable	874,575	24,364	9,056	5,129	−	−	913,124
Accounts receivable from reinsurers and coinsurers	1,056	283,959	816,834	3,576	1,249	−	1,106,674
Other assets (*)	74,712	−	−	−	−	2,531,629	2,606,341
Total assets	41,048,639	24,745,445	45,469,645	66,615,289	33,838,885	10,948,595	222,666,498

Liabilities
Deposits and obligations	36,293,889	13,244,363	24,789,328	61,459,266	8,201,016	3,032,925	147,020,787
Payables from repurchase agreements and securities lending	2,919,374	2,193,016	5,582,701	7,368,172	3,160,922	679,951	21,904,136
Accounts payable to reinsurers and coinsurers	89,444	259,463	50,083	21,104	−	−	420,094
Technical reserves for claims and insurance premiums	307,871	830,562	1,384,568	3,203,832	5,923,438	340,688	11,990,959
Financial liabilities at fair value through profit or loss	−	−	−	−	−	191,010	191,010
Bonds and Notes issued	48,301	73,546	3,186,038	13,330,687	357,352	11,270	17,007,194
Other liabilities (*)	552,438	74,149	2,916	−	−	4,160,258	4,789,761
Equity	−	−	−	−	−	29,579,709	29,579,709
Total liabilities and equity	40,211,317	16,675,099	34,995,634	85,383,061	17,642,728	37,995,811	232,903,650

Riks and contingent commitments
Derivative financial assets	171,485	830,415	450,835	931,208	−	−	2,383,943
Derivative financial liabilities	149,938	46,232	165,610	1,844,839	95,350	−	2,301,969
	21,547	784,183	285,225	(913,631)	(95,350)	−	81,974
Marginal gap	858,869	8,854,529	10,759,236	(19,681,403)	16,100,807	(27,054,216)	(10,155,178)
Accumulated gap	858,869	9,713,398	20,472,634	791,231	16,892,038	(10,155,178)	−

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2021
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	21,200,113	835,072	2,164,640	8,430,195	180,678	8,276,990	41,087,688
Investment	7,712,405	1,134,280	3,825,114	11,313,394	18,660,101	378,708	43,024,002
Loans, net	16,062,211	18,690,355	38,761,519	48,659,533	17,619,885	(673,399)	139,120,104
Financial assets designated at fair value through profit or loss	−	−	−	−	−	974,664	974,664
Premiums and other policies receivable	882,182	24,565	9,162	5,194	−	−	921,103
Accounts receivable from reinsurers and coinsurers	1,138	315,184	876,680	3,985	1,392	−	1,198,379
Other assets (*)	299,648	49,697	171,495	−	62,519	1,832,448	2,415,807
Total assets	46,157,697	21,049,153	45,808,610	68,412,301	36,524,575	10,789,411	228,741,747

Liabilities
Deposits and obligations	38,932,350	13,763,617	21,336,061	65,231,646	8,349,313	2,727,875	150,340,862
Payables from repurchase agreements and securities lending	2,414,504	2,423,081	9,915,571	11,713,052	2,724,155	36,449	29,226,812
Accounts payable to reinsurers and coinsurers	98,755	286,473	55,296	23,301	−	−	463,825
Technical reserves for claims and insurance premiums	312,617	873,375	1,468,165	3,387,967	6,151,093	341,294	12,534,511
Financial liabilities at fair value through profit or loss	−	−	−	−	−	325,571	325,571
Bonds and Notes issued	70	122,746	553,109	15,935,158	399,728	68,018	17,078,829
Other liabilities (*)	135,776	23,896	2,735	57,390	−	4,163,736	4,383,533
Equity	−	−	−	−	−	27,037,439	27,037,439
Total liabilities and equity	41,894,072	17,493,188	33,330,937	96,348,514	17,624,289	34,700,382	241,391,382

Riks and contingent commitments
Derivative financial assets	221,370	700,009	167,250	486,430	−	−	1,575,059
Derivative financial liabilities	43,164	222,228	223,146	1,001,554	−	−	1,490,092
	178,206	477,781	(55,896)	(515,124)	−	−	84,967
Marginal gap	4,441,831	4,033,746	12,421,777	(28,451,337)	18,900,286	(23,910,971)	(12,564,668)
Accumulated gap	4,441,831	8,475,577	20,897,354	(7,553,983)	11,346,303	(12,564,668)	−

(*) Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the net economic value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2022, and 2021, including the effect of derivative instruments.

The sensitivity of the net economic value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates as of December 31, 2022 and 2021 are presented below:

2022
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	40,037	-/+	209,066
Soles	+/-	75	+/-	60,056	-/+	313,598
Soles	+/-	100	+/-	80,075	-/+	418,131
Soles	+/-	150	+/-	120,112	-/+	627,197
U.S. Dollar	+/-	50	+/-	102,016	+/-	341,233
U.S. Dollar	+/-	75	+/-	153,023	+/-	511,849
U.S. Dollar	+/-	100	+/-	204,031	+/-	682,465
U.S. Dollar	+/-	150	+/-	306,047	+/-	1,023,698

2021
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	45,487	-/+	340,772
Soles	+/-	75	+/-	68,231	-/+	511,158
Soles	+/-	100	+/-	90,975	-/+	681,544
Soles	+/-	150	+/-	136,462	-/+	1,022,316
U.S. Dollar	+/-	50	+/-	115,376	+/-	413,488
U.S. Dollar	+/-	75	+/-	173,064	+/-	620,232
U.S. Dollar	+/-	100	+/-	230,752	+/-	826,976
U.S. Dollar	+/-	150	+/-	346,128	+/-	1,240,463

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2022 and 2021, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, sensitivity tests have been conducted for variations of 10, 25 and 30 percent in the market prices of these securities.

The market price sensitivity tests as of December 31, 2021 and 2020 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2022	2021
	%	S/(000)	S/(000)

Equity securities	+/-10	32,649	37,783
Equity securities	+/-25	81,621	94,457
Equity securities	+/-30	97,946	113,348

Funds
Measured at fair value	Change in
through profit or loss	market prices	2022	2021
	%	S/(000)	S/(000)

Participation in mutual funds	+/-10	158,478	157,130
Participation in mutual funds	+/-25	396,195	392,825
Participation in mutual funds	+/-30	475,434	471,390
Restricted mutual funds	+/-10	35,132	36,595
Restricted mutual funds	+/-25	87,829	91,489
Restricted mutual funds	+/-30	105,395	109,786
Participation in RAL funds	+/-10	16,778	32,314
Participation in RAL funds	+/-25	41,945	80,785
Participation in RAL funds	+/-30	50,334	96,942
Investment funds	+/-10	91,062	49,837
Investment funds	+/-25	227,654	124,591
Investment funds	+/-30	273,185	149,510
Hedge funds	+/-10	28	17,682
Hedge funds	+/-25	70	44,204
Hedge funds	+/-30	84	53,045
Exchange Trade Funds	+/-10	2,504	10,531
Exchange Trade Funds	+/-25	6,261	26,326
Exchange Trade Funds	+/-30	7,513	31,592

(ii)	Foreign currency exchange risk –

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the Group's functional currency.

The Group's monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the Group's subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group's Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group's Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

-     Net gain on foreign exchange transactions.

-     Net gain on Derivatives held for trading.

-     Net Result from exchange difference.

As of December 31, 2022, the foreign currency in which the Group has the greatest exposure is the U.S. Dollar. The free market exchange rate for purchase and sale transactions of each U.S. dollar as of December 31, 2022 was S/3.814 (S/3.987 as of December 31, 2021).

Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2022 and 2021, the net open monetary position with effect on results and the equity position of the Group was as follows:

	2022			2021
		Other			Other
	U.S. Dollar	currencies	Total	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	77,853,626	364,108	78,217,734	79,005,337	503,809	79,509,146
Total monetary liabilities	(79,016,765)	(217,568)	(79,234,333)	(81,716,408)	(415,951)	(82,132,359)
	(1,163,139)	146,540	(1,016,599)	(2,711,071)	87,858	(2,623,213)

Currency derivatives	353,166	(127,382)	225,784	2,142,654	(55,696)	2,086,958

Accounting hedge (investment abroad) (*)	872,750	-	872,750	912,337	-	912,337

Net monetary position with effect on consolidated statement of income	62,777	19,158	81,935	343,920	32,162	376,082

Net monetary position with effect on equity	785,030	1,872,697	2,657,727	1,021,603	1,864,335	2,885,938

Net monetary position	847,807	1,891,855	2,739,662	1,365,523	1,896,497	3,262,020

As of December 31, 2022, the monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/954.7 million, in Colombian pesos for S/566.7 million and, in Chilean pesos for S/348.0 million, among other minors. As of December 31, 2021, the monetary position with effect on equity in other currencies was mainly made up of the equity of subsidiaries in Bolivian pesos for S/928.6 million, in Colombian pesos for S/638.6 million and, in Chilean pesos for S/304.4 million, among other minors.

(*) An accounting hedge of net investment abroad was carried out where part of our liability position in dollars related to the balance of the caption "bonds and notes issued", see Note 17(iv), was designated as cover our permanent investment in Atlantic Security Holding.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated income statement and other comprehensive income as of December 31, 2022 and 2021.

The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

Sensitivity analysis of the foreign exchange position with effect in the consolidated income statement is shown below:

Currency rate sensibility	Change in currency rates	2022	2021
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to U.S. Dollar	5	2,989	16,377
Soles in relation to U.S. Dollar	10	5,707	31,265

Appreciation -
Soles in relation to U.S. Dollar	5	(3,304)	(18,101)
Soles in relation to U.S. Dollar	10	(6,975)	(38,213)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the main currencies of exposure: U.S. Dollar, Boliviano, Colombian Peso and Chilean Peso. This analysis is shown as of December 31, 2022 and 2021:

Currency rate sensibility	Change in currency rates	2022	2021
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to U.S. Dollar	5	37,382	48,648
Soles in relation to U.S. Dollar	10	71,366	92,873

Appreciation -
Soles in relation to U.S. Dollar	5	(41,317)	(53,769)
Soles in relation to U.S. Dollar	10	(87,226)	(113,511)

Currency rate sensibility	Change in currency rates	2022	2021
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to Boliviano	5	45,462	44,220
Soles in relation to Boliviano	10	86,791	84,421

Appreciation -
Soles in relation to Boliviano	5	(50,247)	(48,875)
Soles in relation to Boliviano	10	(106,078)	(103,181)

Currency rate sensibility	Change in currency rates	2022	2021
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to Colombian Peso	5	26,984	29,933
Soles in relation to Colombian Peso	10	51,515	57,145

Appreciation -
Soles in relation to Colombian Peso	5	(29,825)	(33,084)
Soles in relation to Colombian Peso	10	(62,963)	(69,844)

Currency rate sensibility	Change in currency rates	2022	2021
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to Chilean Peso	5	16,571	14,494
Soles in relation to Chilean Peso	10	31,636	27,671

Appreciation -
Soles in relation to Chilean Peso	5	(18,316)	(16,020)
Soles in relation to Chilean Peso	10	(38,667)	(33,820)

34.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP, BCB, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100 percent and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (for example, earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity abroad.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of ASB Bank Corp. the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100 percent and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2022						2021
	Up to a month	From 1 to	From 3 to	From 1 to	Over 5		Up to a month	From 1 to	From 3 to	From 1 to	Over 5
		3 months	12 months	5 years	Year	Total		3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	52,536,473	29,896,708	56,269,244	81,866,805	45,786,353	266,355,583	53,974,020	29,392,887	57,407,776	87,518,411	52,533,115	280,826,209

Financial liabilities by type -
Deposits and obligations	37,822,104	13,802,039	25,833,124	64,047,112	8,546,334	150,050,713	39,925,283	14,114,645	21,880,217	66,895,318	8,562,256	151,377,719
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	4,359,993	2,368,114	6,525,912	7,913,422	10,387,277	31,554,718	2,905,794	2,425,239	10,284,733	12,265,794	9,383,273	37,264,833
Accounts payable to reinsurers	89,444	259,463	50,083	21,104	−	420,094	98,755	286,473	55,296	23,301	−	463,825
Financial liabilities designated at fair value
through profit or loss	191,010	−	−	−	−	191,010	325,571	−	−	−	−	325,571
Bonds and notes issued	217,504	171,471	3,357,173	13,402,553	374,935	17,523,636	216,167	219,177	1,024,759	17,124,890	424,338	19,009,331
Lease liabilities	32,390	35,637	105,931	314,714	129,445	618,117	30,048	37,284	106,712	386,878	170,976	731,898
Other liabilities	3,951,313	220,760	253,965	7,783	1,676,819	6,110,640	3,458,357	264,424	206,805	44,905	1,383,704	5,358,195
Total liabilities	46,663,758	16,857,484	36,126,188	85,706,688	21,114,810	206,468,928	46,959,975	17,347,242	33,558,522	96,741,086	19,924,547	214,531,372

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	1,451,819	1,931,304	972,276	876,270	384,857	5,616,526	216,642	400,857	2,633,067	758,817	771,008	4,780,391
Contractual amounts payable (outflows)	1,454,360	1,932,240	977,394	840,215	334,500	5,538,709	209,197	401,809	2,574,730	717,419	646,397	4,549,552
Total liabilities	(2,541)	(936)	(5,118)	36,055	50,357	77,817	7,445	(952)	58,337	41,398	124,611	230,839

34.4	No financial risk -

A non-financial risk (NFR) is a broad term that is generally defined by exclusion; that is, any risk other than the traditional financial risks of the market, credit and liquidity. RNFs can have substantial negative strategic, business, economic and/or reputational implications. RNF includes the operational risks defined in the seven Basel operational risk event types, but also other major risks such as technology, cyber, behavioral, model, compliance, strategic, and third-party risk.

Non-Financial Risk management has become more challenging due to the added complexity of rapid changes in technology, extensive process automation, increased reliance on systems rather than people, as well as transformational processes such as business agility. These changes in the way financial institutions do business have led to new risk exposures, whether in the form of attacks affecting the Bank's service, data theft or online fraud.

Operational risk

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences but exclude strategic or reputational risk (except for companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group's companies.

Finally, it is incorporated as a mechanism of recovery in front of the materialization of operational risks, the management of the Transfer of Non-Financial Risks, mainly through Insurance Policies contracted individually or corporately in the local and international market, which cover losses due to fraud, civil and professional liability, cyber risks, damage to physical assets, among others. The insurance design is in accordance with the Group's main operating risks, the coverage needs of key areas and the organization's risk appetite, constantly seeking efficiencies in the cost of policies, working together with the insurers that make up the Group and the most important insurance/reinsurance brokers in the international market.

Cybersecurity

Credicorp focuses its efforts on the most cost-efficient strategies to reduce exposure to cybersecurity risk; thereby complying with the Group's risk appetite. To achieve this, different levels of controls are applied adapted to the different areas and companies potentially exposed. For this reason, it maintains an important investment program, which allows it to have the technologies and processes necessary to keep the Group's operations and assets safe.

As part of cybersecurity management, the Group has lines of action that allow this risk to be mitigated and that, at the corporate level, implementation and improvement priorities have been established according to the different realities of the companies. These lines of work include the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, standards, frameworks and regulations, in order to guarantee business continuity, resilience and data privacy, as well as the adoption of security and cybersecurity frameworks that allow cybersecurity controls to be adapted for each of the Group companies, adequate management and remediation of vulnerabilities on time.

There is an awareness program focused in constant training for employees to generate a culture of cybersecurity awareness in all Group companies and cybersecurity indicators, which ensure alignment between operations and the business strategy of group companies.

The Government of Third Parties, which includes suppliers, consumers, strategic allies and clients, allows us to ensure adherence and compliance with Group policies, as well as the implementation of security technologies, to comprehensively ensure all business processes.

Finally, information security management of information assets is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. Guidelines are designed and developed based on the policies and procedures to have availability, privacy and integrity strategies.

Corporate Security and Cybercrime

As part of the management of Non-Financial Risks, the Corporate Security & Cybercrime Operations Center's function is to detect and respond to incidents of fraud, cyber crime and physical security.

These tasks are carried out by teams specialized in transactional monitoring, investigations, "cybercrime", electronic security, disaster risk management and strategic intelligence activities, including social conflicts, which allow safeguarding the safety of workers, clients, suppliers and company assets.

To this end, the designed strategy includes the use of state-of-the-art technological tools in the monitoring platform, digital video surveillance and advanced risk profile analysis models, among other fronts. Likewise, there is highly specialized and trained talent on these fronts that allows the proper use of artificial intelligence, electronics, advanced analytics and "cyber forensic" achieving high efficiency standards.

Finally, The Group contributes to the security of the Financial System through union activities that it develops at the local level in the Association of Banks of Peru (ASBANC) and at the Latin American level in the Committee of Security Experts of the Latin American Federation of Banks (FELABAN).

34.5	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control

34.6	Risk of the insurance activity -

The main risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that enough reserves are available to cover these liabilities.

The risk exposure is mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The risks are also mitigated by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Since the start of the Covid-19 pandemic in March 2020, the mortality of the portfolio of life business policyholders has increased significantly. The main businesses affected have been the current Social Security Insurance and Credit Life Insurance, due to the number of policyholders in each business (more than 2.5 million people in each case). The other businesses affected are Individual Life, Group Life and Law Life, but with a reduced impact. However, during 2022 the mortality due to Covid-19 has been reduced compared to 2021.

In these businesses, the reserve for pending claims has increased, as well as the reserve for Claims Occurred and Not Reported (IBNR) due to the increase in deaths and the delay experienced in reporting claims. Since March 2020, the month in which the national emergency began, the size of the portfolios, the reported claims and the reserves necessary to cover the expected excess mortality (expected deaths above the average number of premature deaths) have been continuously monitored. pandemic). Likewise, conservative criteria have been applied in estimating loss reserves, considering the uncertainty involved.

On the other hand, in the pension businesses, more deceased annuitants have also been registered since the start of the pandemic, which has led to a greater release of mathematical reserves for this concept compared to previous years, however during 2022, the level of death of rentiers has decreased compared to 2021, this is a product of the vaccination advancement.

Finally, although the risk of increased mortality remains given the declaration of the fitht wave of COVID-19 by the Ministry of Health, the risk is largely mitigated because the population fully vaccinated exceeds 90 percent at the end of december 2022. For this reason, during 2022 there was a decrease in mortality compared to the national emergency declaration.

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other types of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts and by having different business lines. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography.

Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group. In this sense, constant monitoring is being carried out on claims that may arise as a result of the social political crisis, which began at the end of 2022.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

In the Medical Assistance branch, the pandemic had two simultaneous effects on the accident rate: an increase in outpatient care and hospitalizations (normal and in the ICU) for COVID-19 cases and a decrease in care and hospitalizations for other ailments. For this business, reserves for claims pending, as well as reserves for claims that have occurred and not reported (IBNR) are being continuously monitored and have been estimated with prudent criteria due to the variability and uncertainty of the frequency and cost of cases and the Greater delay in reporting claims by health centers, whose care during the pandemic is focused on patient care. During 2022, care for Covid-19 has decreased compared to 2021, allowing an increase in outpatient and hospital care for other illnesses.

34.7	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2022, and 2021, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/31,754.6 million and S/ 29,741.6 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/8,157.0 million the minimum regulatory capital required as of December 31, 2021 (approximately S/ 10,294.3 million as of December 31, 2021).

34.8	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2022				2021
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		-	410,439	-	410,439	-	860,170	-	860,170
Interest rate swaps		-	467,140	-	467,140	-	367,906	-	367,906
Foreign currency forwards		-	500,348	-	500,348	-	344,780	-	344,780
Cross currency swaps		-	98,656	-	98,656	-	86,268	-	86,268
Foreign exchange options		-	1,349	-	1,349	-	2,485	-	2,485
Futures		-	794	-	794	-	19	-	19
	13(c)	-	1,478,726	-	1,478,726	-	1,661,628	-	1,661,628

Investments at fair value through profit of loss	6(a)	2,619,090	608,714	971,530	4,199,334	3,158,519	1,813,915	956,104	5,928,538
Financial assets at fair value through profit of loss		768,187	614	-	768,801	971,923	10,647	4,512	987,082

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		6,103,452	6,874,613	-	12,978,065	5,765,402	9,134,002	-	14,899,404
Government Bonds		7,917,699	768,441	-	8,686,140	8,631,470	784,703	-	9,416,173
Certificates of deposit BCRP		-	7,019,479	-	7,019,479	-	8,337,432	-	8,337,432
Negotiable certificates of deposit		-	607,218	-	607,218	-	642,218	-	642,218
Securitization instruments		-	673,836	-	673,836	-	730,115	-	730,115
Subordinated bonds		176,712	186,714	-	363,426	72,738	148,825	-	221,563
Other instruments		-	121,642	-	121,642	-	133,711	-	133,711
Equity instruments		159,240	160,738	16,377	336,355	175,676	184,712	17,439	377,827
	6(b)	14,357,103	16,412,681	16,377	30,786,161	14,645,286	20,095,718	17,439	34,758,443

Total financial assets		17,744,380	18,500,735	987,907	37,233,022	18,775,728	23,581,908	978,055	43,335,691

Financial liabilities
Derivatives financial instruments:
Currency swaps		-	749,420	-	749,420	-	795,845	-	795,845
Foreign currency forwards		-	288,857	-	288,857	-	387,371	-	387,371
Interest rate swaps		-	278,385	-	278,385	-	333,540	-	333,540
Cross currency swaps		-	24,385	-	24,385	-	4,342	-	4,342
Foreign exchange options		-	3,168	-	3,168	-	3,258	-	3,258
Futures		-	1,450	-	1,450	-	405	-	405
	13(c)	-	1,345,665	-	1,345,665	-	1,524,761	-	1,524,761
Financial liabilities at fair value through profit or loss		-	191,010	-	191,010	-	337,909	-	337,909
Total financial liabilities		-	1,536,675	-	1,536,675	-	1,862,670	-	1,862,670

Financial instruments included in the Level 1 category are those that are measured based on quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured based on observable market factors. This category includes instruments valued using quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2022, the balance of receivables and payables corresponding to derivatives amounted to S/1,478.7 million and S/1,345.7 million respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/7.5 million and S/11.2 million respectively. The net impact of both items in the consolidated statement of income amounted to S/6.0 million of loss. As of December 31, 2021, the balance of receivables and payables corresponding to derivatives amounted to S/1,661.6 million and S/1,524.8 million, respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/7.8 million and S/17.3 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/0.3 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2022 and 2021, the net unrealized loss of Level 3 financial instruments amounted to S/0.1 million and S/0.7 million, respectively. During 2022 and 2021, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2022					2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	−	34,183,840	−	34,183,840	34,183,840	−	39,320,740	−	39,320,740	39,320,740
Cash collateral, reverse repurchase agreements and securities borrowing	−	1,101,856	−	1,101,856	1,101,856	−	1,766,948	−	1,766,948	1,766,948
Investments at amortized cost	8,849,683	292,335	−	9,142,018	10,445,729	7,618,178	321,495	−	7,939,673	8,265,559
Loans, net	−	140,753,972	−	140,753,972	140,753,972	−	139,120,104	−	139,120,104	139,120,104
Premiums and other policies receivable	−	913,124	−	913,124	913,124	−	921,103	−	921,103	921,103
Accounts receivable from reinsurers and coinsurers	−	1,106,674	−	1,106,674	1,106,674	−	1,198,379	−	1,198,379	1,198,379
Due from customers on banker’s acceptances	−	699,678	−	699,678	699,678	−	532,404	−	532,404	532,404
Other assets	−	1,755,899	−	1,755,899	1,755,899	−	1,809,431	−	1,809,431	1,809,431
Total	8,849,683	180,807,378	−	189,657,061	190,960,772	7,618,178	184,990,604	−	192,608,782	192,934,668

Liabilities
Deposits and obligations	−	147,020,787	−	147,020,787	147,020,787	−	150,340,862	−	150,340,862	149,596,545
Payables on repurchase agreements and securities lending	−	12,966,725	−	12,966,725	12,966,725	−	22,013,866	−	22,013,866	22,013,866
Due to Banks and correspondents and other entities	−	9,012,529	−	9,012,529	8,937,411	−	8,910,930	−	8,910,930	7,212,946
Due from customers on banker’s acceptances	−	699,678	−	699,678	699,678	−	532,404	−	532,404	532,404
Payable to reinsurers and coinsurers	−	420,094	−	420,094	420,094	−	463,825	−	463,825	463,825
Lease liabilities	−	578,074	−	578,074	578,074	−	655,294	−	655,294	655,294
Bond and notes issued	−	16,610,504	−	16,610,504	17,007,194	−	17,344,990	−	17,344,990	17,823,146
Other liabilities	−	4,065,297	−	4,065,297	4,065,297	−	3,845,852	−	3,845,852	3,845,852
Total	−	191,373,688	−	191,373,688	191,695,260	−	204,108,023	−	204,108,023	202,143,878

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2022 and 2021, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest-bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.9	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2022 and 2021, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2022	2021

Investment funds and mutual funds	69,264	53,365
Equity managed	35,062	28,768
Pension funds	30,596	40,024
Bank trusts	4,269	5,395
Total	139,191	127,552

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB (now ASB Bank Corp.) in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120.0 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB Bank Corp. as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry, which Fairfield Sentry in turn subsequently transferred to ASB Bank Corp. The Madoff Trustee has filed similar “claw back” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB Bank Corp. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB Bank Corp., filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. On or about June 1, 2020, the United States Supreme Court denied the petition for a writ of certiorari. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. On March 25, 2022, ASB Bank Corp. filed a Motion to Dismiss the Complaint. On May 24, 2022, the Madoff Trustee filed its opposition to the Motion to Dismiss. On July 14, 2022, ASB Bank Corp. filed its reply memorandum of law in further support of its Motion to Dismiss. On November 18, 2022, the Bankruptcy Court denied the Motion to Dismiss presented by ASB Bank Corp. and give to ASB Bank Corp. until February 1, 2023 to file an answer to the Complaint. While management believes that ASB has defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, in view of recent judicial decisions in cases not involving ASB, certain defenses are no longer available. In this context, Credicorp has constituted a provision that management considers reasonable with the information available today.

ii)	Fairfield Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint (the Fairfield Complaint) against ASB (now ASB Bank Corp.) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB Bank Corp., representing the amount of ASB’s Bank Corp. redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation as described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield V. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB Bank Corp., filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB Bank Corp. (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB Bank Corp. and other defendants, in May 2019. The appeal remains pending.

Management believes that ASB Bank Corp. has defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

iii)	Government Investigations -

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to Fuerza Popular 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former Chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico appealed the Resolutions.

On December 8, 2021, Credicorp informed that the Peruvian SMV was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp mentioned in the prior paragraph.

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Tax Units (Unidades Impositivas Tributarias or UITs by its acronym in Spanish) approximately US$270,000 for, allegedly, having infringed (categorized as “very serious”, “muy grave” in Spanish) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution

N°055-2001-EF / 94.10, effective as from 2011; and (ii) with a fine of 210 UITs approximately US$207,375 for, allegedly, having violated (categorized as “very serious”, “muy grave” in Spanish) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N°055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV / 01, effective as from 2016. The charges made by the SMV against Credicorp were that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary. Notwithstanding, Credicorp proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, the administrative procedure has terminated with respect to Credicorp and the matter is now subject to the decision of the Judiciary.

On March 4, 2022, Grupo Pacifico informed that the Peruvian SMV was notified of the resolution issued by the Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Grupo Pacifico´s contentious-administrative claim challenging the SMV´s resolution (by negative administrative silence), with reference to the appeal filed by Grupo Pacifico mentioned above. Thus, since Grupo Pacifico´s mentioned claim was admitted for consideration by the Court, the administrative procedure has terminated with respect to Grupo Pacifico, and the matter is now subject to the decision of the Judiciary.

On July 4, 2022, BCP informed that the Peruvian SMV was notified of the resolution issued by the Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration BCP´s contentious-administrative claim challenging the SMV´s resolution (by negative administrative silence), with reference to the appeal filed by BCP mentioned above. Thus, since BCP´s mentioned claim was admitted for consideration by the Court, the administrative procedure has terminated with respect to BCP, and the matter is now subject to the decision of the Judiciary.

On July 5, 2022, Mibanco informed that the Peruvian SMV was notified of the resolution issued by the Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Mibanco´s contentious-administrative claim challenging the SMV´s resolution (by negative administrative silence), with reference to the appeal filed by Mibanco mentioned above. Thus, since Mibanco´s mentioned claim was admitted for consideration by the Court, the administrative procedure has terminated with respect to Mibanco, and the matter is now subject to the decision of the Judiciary.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either of the contributions will have material effect on the Company’s business, financial position or profitability.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”, for its name in Spanish). Through such notice, Mr.

Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project.

Credicorp has reviewed the performance of the officers of Banco de Crédito del Perú in relation to the financial advisory services provided by the Bank in connection with the Olmos Project and has concluded that the facts under investigation do not give rise to any liability of Banco de Crédito del Perú or its officers. Credicorp bases this view on the qualified opinion of external consultants specialized in the matter. Therefore, Credicorp considers that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the company, nor will it affect the dedication and performance of its officers in undertaking their regular duties.

36	SUBSEQUENT EVENTS

On January 13, 2023, Law No. 31670 was published in the newspaper El Peruano, which creates minimum pensions and promotes alternative voluntary contributions for pension purposes.

According to this law, the contributor will be the one who decides the amount of his minimum pension, which must not be less than the value of a basic consumption basket, an amount published by the National Institute of Statistics and Informatics (INEI). Thus, establishing the minimum retirement amount, which is the amount to be kept in the individual capitalization account (CIC) of the contributor at the time of retirement. This amount is made up of the mandatory and individual contributions made by the contributors in their CIC, as well as the profitability generated by the AFP.

The surplus of the individual capitalization account (CIC) is calculated by subtracting the principal balance plus interest from the CIC minus the minimum retirement balance. With which the contributor may decide to transfer the surplus of the CIC to his voluntary contribution account with no pension purpose and freely dispose of the contributions transferred to said account.

The norm has not yet been published where some precisions can be clarified to make the savings goals and the withdrawal of surpluses effective, the executive has a period of 90 days to prepare the regulation after the publication of the law.